Filed Pursuant to Rule 424(b)(5)
Reg. No. 333-122823
PROSPECTUS SUPPLEMENT
(To Prospectus dated April 15, 2005)
REGAL-BELOIT Corporation
5,295,104 Shares of Common Stock

      We are selling 1,330,714 primary shares of our common stock. The selling shareholder named in this prospectus supplement is selling 3,964,390 shares of our common stock.
      Our common stock is listed on the New York Stock Exchange under the symbol “RBC.” The last reported sale price of our common stock on August 10, 2005 was $30.35 per share.
      Investing in our common stock involves risks. See “Risk Factors” on page S-10.

	Per Share	Total

Public offering price	$30.150	$159,647,386
Underwriting discounts and commissions	$1.356	$7,180,161
Proceeds, before expenses, to us	$28.794	$38,316,579
Proceeds, before expenses, to the selling shareholder	$28.794	$114,150,646
      We and the selling shareholder have granted the underwriters an option to purchase up to an additional 794,265 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager
Robert W. Baird & Co.
Co-Lead Managers

Banc of America Securities LLC Wachovia Securities
Co-Managers
Jefferies & Company, Inc.
Barrington Research              Morgan Joseph

August 11, 2005

We’re Best-Known By Our Brands

Ever since REGAL-BELOIT was founded in 1955, we’ve been aggressive in expanding our presence in key markets. As we’ve acquired companies, we’ve sought to build on their already established brand identities. Thus, most of our customers know us best by one of our many well-known brand names.

New additions in 2004 and 2005.

In 2004, the company added GE Commercial Motors, HVAC Motors and Capacitors to our electrical product lines, making REGAL-BELOIT the largest commercial, industrial, and HVAC electric motor manufacturer in the United States.

More REGAL-BELOIT brands inside...

REGAL BELOIT

"At the Heart of What Drives Your World"

Lincoln Motors

PRODUCTS:
AC motors (1/4 to 800 HP)

MAJOR MARKETS:
Industrial and commercial pumps, compressors, HVAC, and specialty products

Lincoln MOTORS

Regal Cutting Tools

PRODUCTS:
High-speed steel and carbide rotary cutting tools

MAJOR MARKETS:
General industry, aerospace, agriculture, automotive

REGAL CUTTING TOOLS

Grove Gear

PRODUCTS:
Standard and custom industrial gear reducers
Specialized aluminum gear reducers and gearmotors

MAJOR MARKETS:
Food processing, medical equipment, material handling, packaging, robotics, power transmission

GROVE GEAR

Durst

MAJOR MARKETS:
Construction, agriculture, energy, forestry, material handling, lawn & garden, and railroad maintenance

DURST

Marathon Electric

PRODUCTS:
AC motors (to 1250 HP)

MAJOR MARKETS:
Power transmission, HVAC, pumps, fans & blowers, compressors, agriculture, processing, industrial manufacturing

MARATHON ELECTRIC

Richmond Gear

PRODUCTS:
Ring & pinions and transmissions

MAJOR MARKETS:
High-performance automotive aftermarket

RICHMOND™

Marathon Generators

PRODUCTS:
AC generators from 5 to 3000 kW

MAJOR MARKETS:
Standby power, prime power, refrigeration, irrigation, wind power

MARATHON GENERATORS

Opperman Mastergear, Ltd.

PRODUCTS:
Valve actuators and industrial gear drives

MAJOR MARKETS:
Material handling, agriculture, mining, liquid and gas flow control

OPPERMAN MASTERGEAR, Ltd.

Foote-Jones

MAJOR MARKETS:
Mining, forestry, stone/ aggregate, construction, pulp and paper

FOOTE-JONES

REGAL BELOIT

"At the Heart of What Drives Your World"

Velvet Drive Transmissions

PRODUCTS:
Marine and industrial transmissions

MAJOR MARKETS:
Pleasure boats, off-road vehicles, forestry

Velvet Drive® TRANSMISSIONS

Marathon Special Products

PRODUCTS:
Fuse holders, terminal blocks and power blocks

MAJOR MARKETS:
Electric control panels, HVAC, utilities, telecommunications, transportation

MARATHON® SPECIAL PRODUCTS

Mastergear

MAJOR MARKETS:
Petrochemical processing, fire protection, wastewater

MASTERGEAR

Electra-Gear

PRODUCTS:
Specialized aluminum gear reducers and gearmotors

MAJOR MARKETS:
Medical equipment, food processing, material handling, packaging

ELECTRA-GEAR

Hub City Inc.

PRODUCTS:
Gear drives, sub-FHP, gearmotors, mounted bearings, and accessories

MAJOR MARKETS:
Packaging, construction, healthcare, material handling, food processing

HUB CITY

LEESON Electric

PRODUCTS:
AC motors (to 350 HP) and DC motors (to 5 HP), gear reducers, drives and gearmotors

MAJOR MARKETS:
Power transmission, pumps, food processing, fitness equipment, industrial machinery & equipment

LEESON®

Ohio Gear

PRODUCTS:
Gear reducers and gearmotors

MAJOR MARKETS:
Material handling, lawn and garden vehicles, food processing

OHIO GEAR

CML

PRODUCTS:
Bevel gear valve actuators

MAJOR MARKETS:
Oil, gas, wastewater, water distribution

COSTRUZIONI MECCANICHE LEGNANESI S.r.L

Thomson Technology Inc.

PRODUCTS:
Automatic transfer switches, power generation controls and switchgear

MAJOR MARKETS:
Electrical power generation

THOMSON TECHNOLOGY POWER & CONTROL

PROSPECTUS SUPPLEMENT
PROSPECTUS
      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the selling shareholder are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate only as of the date of this prospectus supplement or the accompanying prospectus, as the case may be, or in the case of the documents incorporated by reference, the date of such document regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sales of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.
      The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The shares should be ready for delivery on or about August 16, 2005 against payment in immediately available funds.
      We have registered the following trademarks, which are used in this prospectus supplement: REGAL-BELOIT®, Electra-Gear®, Mastergear®, Leeson®, Marathon®, Marathon Electric®, Marathon Generators®, Marathon Special Products®, Thomson Technology® and Velvet Drive®. We also own the following trademarks and trade names, which are used in this prospectus supplement: Lincoln Motors, Hub City, Grove Gear, Durst, Richmond, Ohio Gear, Foote-Jones/ Illinois Gear, New York Twist Drill and Regal Cutting Tools. The trademarks and trade names of General Electric Company, or GE, used in this prospectus supplement are owned by GE and used by us under license from GE.

ABOUT THIS PROSPECTUS SUPPLEMENT
     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more information, some of which may not apply to this offering.
     If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
FORWARD-LOOKING STATEMENTS
     This prospectus supplement, and the documents incorporated by reference, may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management’s judgment regarding future events. In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “plan,” “expect,” “anticipate,” “estimate,” “believe,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other words of similar import, although some forward-looking statements are expressed differently. All statements other than statements of historical fact included in this prospectus supplement and the documents incorporated by reference in this prospectus supplement regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that results and events could differ materially and adversely from those contained in the forward-looking statements due to a number of factors, including those described under the caption “Risk Factors” and elsewhere in this prospectus supplement and under the caption “Forward-Looking Statements” and elsewhere in the accompanying prospectus.
     We urge you to consider these factors and to review carefully the section “Risk Factors” in this prospectus supplement for a discussion of the key risks of an investment in our common stock. The forward-looking statements included or incorporated by reference in this prospectus supplement are made only as of the date of this prospectus supplement or the date of the incorporated filing, as the case may be, and we undertake no obligation to update publicly these statements to reflect subsequent events or circumstances.
GLOSSARY OF TERMS
     A few terms are defined and used in this prospectus supplement to assist you in understanding our company and business. Whenever used in this prospectus supplement, the following terms have the following meanings:
     “HVAC” means heating, ventilation and air conditioning/refrigeration;
     “AC” means alternating current;
     “DC” means direct current;
     “OEM” means an original equipment manufacturer; and
     “SEER” means seasonal energy efficiency ratio.

S-i

PROSPECTUS SUPPLEMENT SUMMARY
     This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement. Because this is a summary, it is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us and this offering of our common stock, we encourage you to read this prospectus supplement and the accompanying prospectus in their entirety and the other documents to which we have referred you. References in this prospectus supplement to “REGAL-BELOIT,” “we,” “us” and “our” refer to REGAL-BELOIT Corporation and its consolidated subsidiaries.
Overview
     We are one of the largest global manufacturers of commercial and industrial electric motors, HVAC motors, electric generators and controls, and mechanical motion control products. Many of our products hold leading market positions in a variety of essential commercial and industrial applications, and we believe we have one of the most comprehensive product lines in the markets we serve. We sell our products to a diverse global customer base using more than 20 recognized brand names through a multi-channel distribution model to leading OEMs, distributors and end users across many markets. We believe this strategy, coupled with a high level of customer service, provides us with a competitive selling advantage and allows us to more fully penetrate our target markets.
     Our electrical products include HVAC motors, a full line of AC and DC commercial and industrial electric motors, electric generators and controls, capacitors and electrical connecting devices. Our mechanical products include gears and gearboxes, marine transmissions, high-performance automotive transmissions and ring and pinions, manual valve actuators, and cutting tools. OEMs and end users in a variety of motion control and other industrial applications increasingly combine the types of electrical and mechanical products we offer. We seek to take advantage of this trend and to enhance our market penetration by leveraging cross-marketing and product line bundling opportunities between our electrical and mechanical products.
     We market our products through multiple business units, with each typically having its own branded product offering and sales organization. These sales organizations consist of varying combinations of our own internal direct sales people as well as exclusive and non-exclusive manufacturers’ representative organizations. We manufacture the vast majority of the products that we sell, and we have manufacturing, sales, engineering and distribution facilities throughout the United States and Canada as well as in Mexico, India, China and Europe.
The Building of Our Business
     We pursue consistent and sustainable growth in sales and earnings by emphasizing continuous improvement in the operating performance of our existing businesses and by acquiring businesses that are capable of achieving growth, diversifying our end markets, and improving or maintaining our returns on invested capital. We built our mechanical products business through a combination of strategic acquisitions and internal growth initiatives which, by the mid-1990’s, had established us as a leader in a variety of industrial mechanical product markets. With our acquisitions of Marathon Electric Manufacturing Corporation in 1997, the Lincoln Motors business of Lincoln Electric Holdings, Inc. in 1999 and LEESON Electric Corporation in 2000, we became one of the two largest producers of industrial electric motors serving the North American market and are able to offer our customers both electrical and mechanical products. Additionally, these acquisitions have brought products that are complementary to our core electric motor lines in such areas as electric generators and generator controls, motor controls and electrical connecting devices. The integration of these acquisitions has provided significant cost savings and synergies that have further strengthened the competitive position of our electrical products businesses.
     During 2004, we separately acquired two electric motor businesses from GE, which were natural extensions of our core electric motor lines. In August 2004, we acquired GE’s commercial AC motors business, which manufactures a full line of alternating current motors for pump, compressor and commercial HVAC applications. In December 2004, we acquired GE’s HVAC motors and capacitors businesses, which produce a full line of electric motors for use principally in residential HVAC systems, as well as capacitors for HVAC systems, high intensity lighting and other applications. The acquisitions of these motor businesses complement our existing electrical products businesses, providing us with:

•	a leading market position and brand name in the HVAC motor market;

•	diversification of our served markets and a broad base of leading HVAC customers, including Carrier, Evcon/ York, GE Supply, Goodman, Lennox, Nordyne, Rheem, Trane and W.W. Grainger;

•	patented electronically commutated motor, or ECM, technology, which represents a growing portion of our motor sales because of the technology’s unique capabilities;

•	a strong management team and infrastructure to support growth; and

•	significant scale and low cost manufacturing capabilities in Mexico and India.
     After giving effect to these acquisitions as if they occurred on January 1, 2004, our pro forma 2004 revenues were approximately $1.3 billion.
Our Competitive Strengths
     We believe that our competitive strengths include the following:
     Leading Market Positions. We believe that the leading market positions of our products provide us with significant competitive advantages, including preferred supplier status with many of our customers. We believe we have become one of the largest producers of commercial and industrial electric motors and mechanical power transmission products in the world and that we hold leading market positions in the United States in HVAC motors, non-captive electric generators (not affiliated with a diesel engine manufacturer), and worm and bevel gear drives.
     Comprehensive Product Offering. We believe we offer one of the most comprehensive product lines in our markets, including thousands of stock models and a wide assortment of custom AC and DC electric motors ranging in size primarily from sub-fractional to small integral horsepower. We also manufacture larger commercial and industrial AC motors. Our recent GE acquisitions have further expanded our electrical product portfolio and markets, providing us with HVAC and commercial motors, capacitors and other new product applications. This breadth of product offering enables us to provide a “one-stop shop” for our customers, who increasingly require complete electrical and mechanical motion control solutions, including electric motors, gearboxes and drives.
     Leading Product Development and Technology. Each of our business units has its own product development and design teams that continuously enhance our existing products and develop new products. We believe that we have earned a reputation within the electric motor, electric generator and mechanical gear drive industries for design and engineering excellence, and, in 2004, we enhanced our design and engineering capabilities by adding extensive engineering operations through our GE acquisitions. An example of recent product enhancement is our new Magna-Smart generator product line that provides customers with a variable speed generator. Additionally, the newly acquired, patented ECM technology utilizes a brushless DC electric motor with integrated speed control made possible through sophisticated electronic and sensing technology. ECM motors provide many attractive performance characteristics versus competitive variable speed solutions, including motor life, noise and energy efficiency. These variable speed motors also support a high level of comfort for end users.
     Well-Known Brands. Many of our brands have an extensive history and are well-known in their industries for their quality, reliability and performance, including GE HVAC Fan Motors by REGAL-BELOIT, Marathon Electric, Leeson Electric, Lincoln Motors, Thomson Technology, Hub City, Electra-Gear, Grove Gear, Mastergear, Foote-Jones/ Illinois Gear, Durst and others. We believe that our brand identity has created customer loyalty and helps us capture additional business, as well as maintain existing business, particularly as our customers look to procure equipment from fewer manufacturers.
     Multi-Channel/ Multi-Brand Distribution Model. We use the strength of our brand names and sales organizations to reach many customers across a multitude of markets. Each of our business units maintains its own branded product offering and its own sales and marketing organization. On a combined basis, our sales organizations consist of more than 125 direct sales employees and 500 exclusive and non-exclusive manufacturers’ representatives from 190 organizations.
     Broad and Established Customer Base. In 2004, across all of our business units and our acquired GE businesses, we sold products to more than 7,500 OEMs and 12,000 distributors. Our customers participate in a wide array of niche markets, including many customers with whom we have developed long-standing and close relationships. We distribute our products to a broad group of leading OEMs and distributors, many of whom have different purchasing patterns and varying sensitivities to changes in the economy. The large installed base associated with our customers ties a significant portion of our sales to replacement demand.
     Experienced Management Team. Our entire senior management team has significant experience in industrial manufacturing, marketing and sales. Our team is skilled in the acquisition and integration of businesses, aggressive cost management, and efficient manufacturing techniques, all of which represent activities that are critical to our long-term growth strategy. Since 1979, our current management team has completed and successfully integrated 25 acquisitions. We recently added further depth and experience to our management through the GE acquisitions.
     Global Infrastructure. We have established a network to manufacture, source and distribute products and components effectively on a global basis. We have highly flexible manufacturing and distribution facilities located in the United States, Canada and Europe focused on rapid response to customer needs. These operations are complemented by our facilities in Mexico, China and India which optimize our low cost production capabilities. We believe that our global infrastructure allows us to better serve our customers and provides the foundation for further global expansion initiatives.

     Rapid Response Capabilities. Our extensive internal logistics operation provides timely delivery of both stock and custom products. Our business units focus on coordinating their sales, engineering and manufacturing capabilities to compress the lead time necessary to produce stock and custom products. In addition, our own fleet of semi-tractors and customized semi-trailers helps reduce the risk of interruptions in our delivery schedules, further improves our customer service and response times, and lowers our overall distribution costs.
     Financial Flexibility to Pursue Growth. We have significantly increased the scale of our company while maintaining a capital structure that will allow us to continue to pursue growth through acquisitions. Prior to our 2004 acquisitions, our cash flows allowed us to pay down our debt from $394 million in 2000 to $196 million at the end of 2003 resulting in a ratio of our total debt to book capitalization (defined as total debt divided by the sum of total debt plus shareholders’ investment) of 33%. We utilized our common stock as a portion of the consideration paid in our acquisitions of GE’s HVAC motors and capacitors businesses in 2004. We expect that the ratio of our total debt to book capitalization after this offering will be approximately 45%, which is within our targeted range.
Our Business Strategy
     Grow Revenues Organically in Excess of Market Rates. We intend to use our competitive advantages to grow our market share across all of our product lines. Our internal growth initiatives are outlined below:

•	Introduce New Products. We continue to grow our businesses by cultivating our engineering expertise to develop new, differentiated products in each of our business segments. We work closely with our customers to develop new electrical and mechanical products, or enhancements to existing products, that improve performance and meet their needs. For example, in 2004 we introduced our new Magna-Smart variable speed generator product line that provides customers with a lighter, smaller and more efficient product. We believe this product will help us further penetrate the recreational vehicle, emergency vehicle, marine and refrigeration markets. We also expect that our recently acquired, patented ECM product line will drive significant growth as our customers utilize this technology to meet 13 SEER requirements.

•	Capitalize on SEER Requirements. As of January 2006, the United States Department of Energy will require that all new residential air conditioner units and HVAC systems manufactured meet an increased energy efficiency standard, known as 13 SEER. The efficient, variable speed capability of our ECM motors enables OEMs to develop high performance continuous air flow HVAC systems that offer significantly greater temperature and air quality control, as well as increased energy efficiency and comfort. Because of the energy efficiency of these systems, we believe many of our customers consider ECM enabled continuous air flow systems to be important elements of their strategies to meet the January 2006 13 SEER standard from the current standard of 10 SEER. Unit sales of ECM motors have nearly doubled since 2001 and grew 35% year-over-year between 2003 and 2004. We are currently expanding our ECM motor manufacturing capacity in order to meet our customers’ anticipated requirements as they prepare for the increased 13 SEER standard.

•	Leverage Cross-Marketing and Product Line Bundling Opportunities. We seek to enhance our market penetration through cross-marketing and product line bundling opportunities between our business units. For example, we design most of our drive, motor and gear drive products to connect to one another so that we can provide a performance-matched, packaged solution that best suits our customers’ needs. We believe that by cross-selling the products offered under each of our brand names, including our newly acquired brand names, we can grow sales to our existing customer base.

•	Capitalize on Design and Engineering Expertise to Provide Custom Products. We will continue to take advantage of our engineering and design expertise to capture additional custom product business. We are continuously updating our products, many of which are designed in close coordination with our customers. These custom products generally provide higher margins than stock products because they require additional engineering. In addition, our ability to provide these custom products within very short lead times strengthens our relationships with customers and enhances our ability to sell other custom and stock products to these same customers. With this high degree of service and custom product capabilities, we believe our customers may face higher costs and increased risk in the event they switch to another supplier.

•	Increase Our Global Presence. A significant part of our long-term business strategy involves the pursuit of growth opportunities in a number of international markets. The percentage of our revenues from outside the United States has grown from approximately 14% in 2002 to approximately 21% in 2004. Our customers are increasingly operating on a global basis, and we plan to continue to pursue new international opportunities and significantly expand our presence in key international growth markets, such as China and India, where the investment in infrastructure by others is expected to grow. We currently have four joint ventures operating in China, and we plan to broaden our international presence through both organic expansion and acquisitions. Our purchase in January 2005 of the Changzhou Modern Technologies Co., LTD. reflects this strategy.

     Exploit Operational Efficiencies. We have continuously sought ways to lower costs, enhance product quality, improve manufacturing efficiencies and increase productivity. The major initiatives that we have in process include the following:

•	Encourage Continuous Improvement Culture. We have a culture that seeks out and eliminates unnecessary costs at all levels of the organization and drives continuous improvement in our operations. By centralizing the manufacturing, purchasing, engineering, accounting, information technology and quality control activities of our electrical products businesses, we foster the sharing of best practices across each of these businesses and create focused centers of excellence in each of our electrical product manufacturing functions.

•	Utilize Multiple Low Cost Facilities/ Rationalize Manufacturing. Complementing our capabilities in the United States and China, our 2004 acquisitions of GE’s commercial AC motors and HVAC motors and capacitors businesses provide us with facilities in Mexico and India. These new locations give us the flexibility to engineer, manufacture and distribute products for our customers at lower costs. This new capacity may also enable us to relocate and rationalize certain motor manufacturing operations and make more efficient use of our existing resources.

•	Expand Global Sourcing Opportunities. During the past decade, we have aggressively pursued global sourcing initiatives, particularly in Asia, and now have several strategic sourcing partners. With our established relationships in China, including four joint ventures, we are able to source components and finished products, including castings, machined parts and a variety of complete motors and generators. We are currently evaluating various options to expand our sourcing opportunities in Asia.

     Pursue Strategic Acquisitions. In addition to our organic growth, we continue to pursue selective acquisitions of companies that complement our electrical and mechanical businesses. In evaluating acquisition candidates, we seek companies that are market leaders, possess good operations management, serve attractive end-markets, generate high returns on invested capital and expand our marketing and manufacturing presence. We believe our acquisition track record demonstrates our ability to identify and consummate acquisitions of companies that meet our selective criteria.
Recent Developments
     In 2004, we acquired GE’s commercial AC motors and HVAC motors and capacitors businesses. These acquisitions are consistent with our strategy of expanding our electrical product lines, end markets and global manufacturing capabilities. We acquired GE’s commercial AC motors business on August 30, 2004 for approximately $72 million in cash. The commercial AC motors business, which adds approximately $140 million in annual sales, manufactures a full line of alternating current motors for pump, compressor and commercial HVAC applications. The business includes a significant manufacturing presence in Mexico and technical resources in India.
     We acquired GE’s HVAC motors and capacitors businesses on December 31, 2004. The HVAC motors business, which represents approximately 90% of the revenues of the acquired businesses, produces a full line of electric motors for use principally in residential HVAC systems. The capacitors business represents the balance of the revenues and produces a line of capacitors used in HVAC systems, high intensity lighting and other applications. In total, the businesses add approximately $500 million in annual sales. Based on the trading price of our common stock as of the closing of the acquisition, the purchase price for the acquisition was approximately $400 million and consisted of $270 million in cash and the issuance of 4,559,048 shares of our common stock to GE. Included in the acquisition were motor manufacturing facilities in Faridabad, India; Reynosa, Mexico; and Springfield, Missouri; and a capacitor manufacturing facility in Juarez, Mexico. The acquired businesses also maintain technology development, administrative and sales support teams in Fort Wayne, Indiana and electric motor engineering resources in Hyderabad, India. We entered into a shareholder agreement with GE related to our common stock issued to GE in the transaction. For a discussion of the material terms of the shareholder agreement, see the sections captioned “Selling Shareholder” in this prospectus supplement and in the accompanying prospectus.
Corporate Information
     Our principal executive offices are located at 200 State Street, Beloit, Wisconsin 53511-6254, and our telephone number is (608) 364-8800. Our website address is www.regal-beloit.com. However, the information contained on our website is not part of this prospectus supplement.

The Offering

Common stock offered by us	1,330,714 shares

Common stock offered by the selling shareholder	3,964,390 shares

Common stock to be outstanding after the offering	30,416,636 shares

Use of proceeds	We expect to use the net proceeds we receive from the offering to reduce debt under our credit facility. As described under the caption “Use of Proceeds,” the net proceeds we receive include approximately $8.0 million from the sale of shares by GE in this offering pursuant to the terms of a shareholder agreement between GE and us.

New York Stock Exchange symbol	RBC

Risk factors	See the section entitled “Risk Factors” beginning on page S-10 for a discussion of factors you should consider carefully before deciding to buy our common stock.
     The number of shares of common stock outstanding after this offering is based on the actual number of shares outstanding as of June 29, 2005, and excludes:

•	1,763,350 shares of common stock issuable upon exercise of options outstanding as of June 29, 2005, at a weighted average exercise price of $22.56 per share; and

•	987,900 shares of common stock available for future grants under our stock option plans.
     The number of shares of our common stock offered and to be outstanding assumes that the underwriters have not exercised their over-allotment option. If the underwriters exercise their over-allotment option in full, then we will issue and sell an additional 199,607 shares of our common stock and will have 30,616,243 shares of our common stock outstanding after the offering.

Summary Consolidated Financial Data
     The following table presents summary historical consolidated financial and other data as of and for each of the past five years, which have been derived from our audited consolidated financial statements, and as of and for the six months ended June 29, 2004 and June 29, 2005, which have been derived from our unaudited interim consolidated financial statements. The table also presents pro forma, unaudited financial data for the year 2004, which have been derived from adding our audited financial data for the year 2004 to the audited and unaudited financial data of the GE commercial AC motors business and GE HVAC motors and capacitors businesses, and include adjustments that in our opinion are necessary for a fair presentation of our combined results for the year 2004. The pro forma financial data for the year 2004 give effect to our August 30, 2004 GE commercial AC motors business acquisition, and our December 31, 2004 HVAC motors and capacitors businesses acquisition, as if those transactions all occurred on January 1, 2004. The pro forma financial data are presented for illustrative purposes only and are not necessarily indicative of our results of operations or our financial position had the transactions occurred on January 1, 2004, nor are they intended to project our financial position or results of operations for any future period. You should read this information together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Statements” and our consolidated financial statements, including the related Notes to Consolidated Financial Statements, included elsewhere in this prospectus supplement.

Summary Historical and Pro Forma Financial Data

	For the Years Ended December 31,						For the Six Months Ended

						Pro Forma	June 29,	June 29,
	2000	2001	2002	2003	2004	2004(1)	2004(2)	2005(2)

	(In thousands of dollars, except shares outstanding and per share data)
Statement of Income Data:
Net Sales	$598,203	$663,571	$605,292	$619,098	$756,557	$1,295,228	$340,736	$706,591
Cost of Sales	440,774	497,694	462,149	472,343	589,497	1,007,404	261,708	558,329

Gross Profit	157,429	165,877	143,143	146,755	167,060	287,824	79,028	148,262
Operating Expenses	85,821	109,817	95,916	99,529	111,898	167,872	52,322	86,586

Income From Operations	71,608	56,060	47,227	47,226	55,162	119,952	26,706	61,676
Interest Expense	15,332	22,239	9,399	6,462	6,787	16,467	2,836	11,348
Interest Income	274	221	149	79	183	347	32	76

Income Before Income Taxes and Minority Interest	56,550	34,042	37,977	40,843	48,558	103,832	29,302	50,404
Provision For Income Taxes	22,779	14,452	13,182	14,791	15,728	36,455	8,594	18,638

Income Before Minority Interest	33,771	19,590	24,795	26,052	32,830	67,377	15,308	31,766
Minority Interest in Income, Net of Tax	–	–	277	846	2,395	3,055	819	1,035

Net Income	$33,771	$19,590	$24,518	$25,206	$30,435	$64,322	$14,489	$30,731

Earnings Per Share	$1.61	$.94	$1.01	$1.01	$1.24	$2.21	$0.59	$1.06

Earnings Per Share— Assuming Dilution	$1.61	$.93	$1.01	$1.00	$1.22	$2.18	$0.58	$1.03

Average Number of Shares Outstanding	20,984,423	20,868,896	24,186,839	25,029,942	24,602,868	29,162,868	24,744,342	29,049,209

Average Number of Shares Outstanding— Assuming Dilution	20,996,189	21,124,204	24,310,165	25,246,088	24,904,287	29,464,287	24,977,674	29,982,397

Balance Sheet Data:
Cash and Cash Equivalents	$2,612	$6,629	$5,591	$9,100	$31,275	$31,275	$14,259	$29,066
Working Capital(3)	185,781	161,044	157,405	158,104	279,710	279,710	180,537	299,136
Total Assets	792,407	746,599	733,988	734,445	1,352,052	1,352,052	764,197	1,375,283
Long-term Debt	393,510	345,667	222,812	195,677	547,350	547,350	214,509	536,895
Shareholders’ Investment	273,889	280,150	381,423	398,704	538,179	538,179	394,701	565,272
Other Financial Data:
Capital Expenditures	$16,994	$15,426	$10,754	$17,965	$16,281	$22,866	$6,699	$15,549
Depreciation and Amortization	25,549	31,798	22,134	21,014	21,613	40,468	11,031	18,845

(1)	Pro forma for our August 30, 2004 GE commercial AC motors business acquisition, and our December 31, 2004 HVAC motors and capacitors businesses acquisition, as if those transactions all occurred on January 1, 2004.
(2)	Actual second quarter amounts are as reported, not pro forma.
(3)	Working capital defined as current assets minus current liabilities.

RISK FACTORS
     Before making an investment in shares of our common stock, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. If any of the events contemplated by the following risks occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy the common stock.
Risks Related to Our Business
Our future success depends on our ability to integrate effectively acquired companies and manage our growth.
     On August 30, 2004, we completed the acquisition of GE’s commercial AC motors business. On December 31, 2004, we completed the acquisition of the HVAC motors and capacitors businesses of GE. With these two acquisitions, we have more than doubled the number of our employees to over 11,000 (with more than 3,600 new employees in Mexico and 1,700 new employees in India, including temporary workers), added five manufacturing operations in the United States, Mexico, India and China, and significantly increased our revenue and cost structures.
     Realization of the benefits of these GE acquisitions requires the integration of some or all of the sales and marketing, distribution, manufacturing, engineering, finance and administrative operations and information of the newly acquired businesses. Combined, these GE acquisitions constitute the largest acquisitions we have completed to date and, although GE has agreed to provide various services to us during a transition period, the magnitude of these acquisitions may present significant integration challenges and costs to us. The successful integration of these businesses will require substantial attention from our senior management and the management of the acquired businesses, which will decrease the time that they have to serve and attract customers. In addition, we continue to pursue new acquisitions, some of which could be material to our business if completed. We cannot assure you that we will be able to integrate successfully our recent acquisitions or any future acquisitions, that these acquired companies will operate profitably, or that we will realize the potential benefits from these acquisitions. Our financial condition, results of operations, and cash flows could be materially and adversely affected if we do not successfully integrate the new businesses.
Our dependence on, and the price of, raw materials may adversely affect our profits.
     The principal raw materials used to produce our products are copper, aluminum and steel. We source raw materials on a global or regional basis, and the prices of those raw materials are susceptible to significant price fluctuations due to supply/demand trends, transportation costs, government regulations and tariffs, changes in currency exchange rates, price controls, the economic climate and other unforeseen circumstances. If we are unable to pass on raw materials price increases to our customers, our future profitability may be materially adversely affected.

In our HVAC motor business, we depend on revenues from several significant customers, and any loss, cancellation or reduction of, or delay in, purchases by these customers could harm our business.
     Several significant customers of our HVAC motors business represent a significant portion of our revenues. Collectively, net sales to our ten largest HVAC customers represented approximately 26% percent of pro forma 2004 net sales, after giving effect to the GE acquisitions. Our success will depend on our continued ability to develop and manage relationships with these customers. We expect that significant customer concentration will continue for the foreseeable future in our HVAC motor business. Our dependence in the HVAC motor business on sales from a relatively small number of customers makes our relationship with each of these customers important to our business. We cannot assure you that we will be able to retain significant customers. Some of our customers may in the future shift some or all of their purchases of products from us to our competitors or to other sources. The loss of one or more of our largest customers, any reduction or delay in sales to these customers, our inability to develop relationships successfully with additional customers, or future price concessions that we may make could significantly harm our business.
We increasingly manufacture our products outside the United States, which may present additional risks to our business.
     As a result of our recent acquisitions, a significant portion of our net sales are attributable to products manufactured outside of the United States, principally in Mexico, India and China. Approximately half of our over 11,000 total employees and 10 of our 32 principal manufacturing facilities are located outside the United States. International operations generally are subject to various risks, including political, societal and economic instability, local labor market conditions, the imposition of foreign tariffs and other trade restrictions, the impact of foreign government regulations, and the effects of income and withholding taxes, governmental expropriation and differences in business practices. We may incur increased costs and experience delays or disruptions in product deliveries and payments in connection with international manufacturing and sales that could cause loss of revenue. Unfavorable changes in the political, regulatory, and business climate in countries where we have operations could have a material adverse effect on our financial condition, results of operations and cash flows.
Cyclicality adversely affects us.
     Our business is cyclical and dependent on industrial and consumer spending and is therefore impacted by the strength of the economy generally, interest rates and other factors. Economic factors adversely affecting OEM production and consumer spending could adversely impact us. During periods of expansion in OEM production, we generally have benefited from increased demand for our products. Conversely, during recessionary periods, we have been adversely affected by reduced demand for our products.
We operate in highly competitive electric motor, power generation and mechanical motion control markets.
     The electric motor, power generation and mechanical motion control markets are highly competitive. Some of our competitors are larger and have greater financial and other resources than we do. There can be no assurance that our products will be able to compete successfully with the products of these other companies.

     The failure to obtain business with new products or to retain or increase business with redesigned existing or customized products could also adversely affect our business. It may be difficult in the short-term for us to obtain new sales to replace any unexpected decline in the sale of existing or customized products. We may incur significant expense in preparing to meet anticipated customer requirements, which may not be recovered.
     There is substantial and continuing pressure from the major OEMs and larger distributors to reduce costs, including the cost of products purchased from outside suppliers such as us. As a result of the cost pressures from our customers, our ability to compete depends in part on our ability to generate production cost savings and, in turn, find reliable, cost effective outside suppliers to manufacture and source components of our products. If we are unable to generate sufficient production or sourcing cost savings in the future to offset price reductions, then our gross margin could be adversely affected.
Our leverage could adversely affect our financial health and make us vulnerable to adverse economic and industry conditions.
     We have incurred indebtedness that is substantial relative to our shareholders’ investment. Our indebtedness has important consequences. For example, it could:

•	make it difficult for us to fulfill our obligations under our credit and other debt agreements;

•	make it more challenging for us to obtain additional financing to fund our business strategy and acquisitions, debt service requirements, capital expenditures and working capital;

•	increase our vulnerability to interest rate changes and general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the availability of our cash flow to finance acquisitions and to fund working capital, capital expenditures, research and development efforts and other general corporate activities;

•	limit our flexibility in planning for, or reacting to, changes in our business and our markets; and

•	place us at a competitive disadvantage relative to our competitors that have less debt.
     In addition, our credit facility requires us to maintain specified financial ratios and satisfy certain financial condition tests, which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. If an event of default under our credit facility occurs, then the lenders could elect to declare all amounts outstanding under the credit facility, together with accrued interest, to be immediately due and payable, and a cross default could occur under the terms of our senior subordinated convertible notes allowing the trustee or the holders of the notes to declare the principal amount of the notes, together with accrued interest, to be immediately due and payable.
Our sales of products incorporated into HVAC systems are seasonal and affected by the weather; mild or cooler weather could have an adverse effect on our operating performance.
     Many of our motors are incorporated into HVAC systems that OEMs sell to end users. The number of installations of new and replacement HVAC systems or components is higher during the spring and summer seasons due to the increased use of air conditioning during warmer months. Mild or cooler weather conditions during the spring and summer seasons often result in end users deferring the purchase of new or replacement HVAC systems or components. As a result, prolonged periods of mild or cooler weather conditions in the spring or summer seasons in broad geographical areas could have a negative impact on the demand for our HVAC motors and, therefore, could have an adverse effect on our operating performance. In addition, due to variations in weather conditions from year to year, our operating performance in any single year may not be indicative of our performance in any future year.
We may be adversely impacted by an inability to identify and complete acquisitions.
     A substantial portion of our growth in the past five years has come through acquisitions, and an important part of our growth strategy is based upon acquisitions. We may not be able to identify and successfully negotiate suitable acquisitions, obtain financing for future acquisitions on satisfactory terms or otherwise complete acquisitions in the future. If we are unable to successfully complete acquisitions, our ability to grow our company significantly will be limited.
We are subject to litigation that may adversely affect our business and results of operations.
     We are, from time to time, a party to litigation that arises in the normal course of our business operations, including, among other things, contract disputes, product warranty and liability claims, and environmental, asbestos, employment and other litigation matters. Litigation may have an adverse effect on us because of potential adverse outcomes, the costs associated with defending lawsuits, the diversion of our management’s resources and other factors.
     An action was filed in 2004 against one of our subsidiaries, Marathon Electric Manufacturing Corporation, by Enron Wind Energy Systems, LLC and other parties. In the action against Marathon, Enron Wind has asserted various claims relating to the alleged failures and/or degradations of performance of about 564 generators sold by Marathon to Enron Wind from 1997 to 1999. In 2001, Enron Wind and Marathon entered into an agreement that resolved various issues related to past performance of the generators, provided a limited warranty related to the generators going forward, and contained a release by all parties of any claims related to the generators other than those arising out of the obligations contained in the warranty agreement. Enron Wind is seeking to recover the purchase price of the generators and transportation costs totaling about $21 million. In addition, although the 2001 agreement contains a waiver of consequential, incidental, and punitive damages, Enron Wind claims that this limitation is unenforceable and seeks recovery of consequential and incidental damages incurred by it and by its customers, as well as punitive damages, totaling an additional $100 million, related to the Marathon generators. Enron Wind has asserted claims of breach of contract, breach of the implied covenant of good faith and fair dealing, promissory fraud, and intentional interference with contractual relations. We have filed a motion with the court seeking to have many of Enron Wind’s claims dismissed. Enron Wind recently has filed a motion with the court seeking a declaration that Marathon had an obligation under the 2001 agreement to repair or replace the generators in the first instance regardless of whether an actual breach of warranty had occurred. The court has held hearings on both motions, but has not yet ruled. As of June 29, 2005, we had recorded a reserve in our financial statements related solely to a portion of the anticipated costs in defending against this matter.
     The Enron Wind litigation is in the preliminary stage, and we cannot predict its outcome. The litigation process is inherently uncertain. If this litigation proceeds and its outcome is adverse to us or we determine to settle this litigation and if we are required to pay significant monetary damages, there could be a material adverse effect on our business, operating results, financial position or cash flows. In addition, the cost of the litigation and the resulting distraction of our management resources could have a material adverse effect on our results of operations and financial condition.
Goodwill comprises a significant portion of our total assets, and if we determine that goodwill has become impaired in the future, net income in such years may be materially and adversely affected.
     Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. Through December 31, 2001, we amortized the cost of goodwill and other intangibles on a straight-line basis over the estimated periods benefited ranging from 5 to 40 years with the amount amortized in a particular period constituting a non-cash expense that reduced our net income. On January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangibles”, and discontinued the amortization of goodwill. We now review goodwill and other intangibles annually for impairment and any excess in carrying value over the estimated fair value is charged to the results of operations. A reduction in net income resulting from the write down or impairment of goodwill would affect financial results and could have a material and adverse impact upon the market price of our common stock.
We may suffer losses as a result of foreign currency fluctuations.
     The net assets, net earnings and cash flows from our wholly owned subsidiaries in Mexico and India are based on the U.S. dollar equivalent of such amounts measured in the applicable functional currency. These foreign operations have the potential to impact our financial position due to fluctuations in the local currency arising from the process of re-measuring the local functional currency in the U.S. dollar. Any increase in the value of the U.S. dollar in relation to the value of the local currency will adversely affect our revenues from our foreign operations when translated into U.S. dollars. Similarly, any decrease in the value of the U.S. dollar in relation to the value of the local currency will increase our development costs in our foreign operations, to the extent such costs are payable in foreign currency, when translated into U.S. dollars.
We may be adversely affected by environmental, health and safety laws and regulations.
     We are subject to various laws and regulations relating to the protection of the environment and human health and safety and have incurred and will continue to incur capital and other expenditures to comply with these regulations. Failure to comply with any environmental regulations could subject us to future liabilities, fines or penalties or the suspension of production. In addition, we are currently involved in some remediation activities at certain sites. If unexpected obligations at these or other sites or more stringent environmental laws are imposed in the future, we could be adversely affected.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.
     We are required to document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing these assessments.
     Our management assessed the effectiveness of our our internal control over financial reporting as of December 31, 2004 using the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As permitted by the Public Company Accounting Oversight Board auditing standards, we excluded the GE businesses we acquired in 2004 from the scope of our management’s assessment of internal control over financial reporting as of December 31, 2004. The acquired businesses will be within the scope of our management’s assessment of internal control over financial reporting as of December 31, 2005.
     Our ability to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, therefore, will depend, in part, on our ability to satisfy those requirements with respect to the GE businesses we acquired in 2004. While we intend to address material weaknesses, if any, at acquired businesses, we cannot provide any assurance that this will be accomplished. We also cannot assure that the work necessary for our management to issue its management report in the future, or for our auditors to issue their attestation, will be completed in a timely manner, or that management or the auditors will be able to report that our internal control over financial reporting is effective.
Risks Related to Our Common Stock
We have implemented, and Wisconsin law contains, anti-takeover provisions that may adversely affect the rights of holders of our common stock.
     Our articles of incorporation contain provisions that could have the effect of discouraging or making it more difficult for someone to acquire us through a tender offer, a proxy contest or otherwise, even though such an acquisition might be economically beneficial to our shareholders. These provisions include a board of directors divided into three classes of directors serving staggered terms of three years each and the removal of directors only for cause and only with the affirmative vote of a majority of the votes entitled to be cast in an election of directors. These provisions may make the removal of management more difficult, even in cases where removal would be favorable to the interests of our shareholders. See “Description of Capital Stock— Certain Anti-Takeover Provisions” in the accompanying prospectus.
     Each currently outstanding share of our common stock includes, and each newly issued share of our common stock will include, a common share purchase right. The rights are attached to and trade with the shares of common stock and generally are not exercisable. The rights will become exercisable if a person or group acquires, or announces an intention to acquire, 15% (20% in the case of GE and its subsidiaries) or more of our outstanding common stock. The rights have some anti-takeover effects and generally will cause substantial dilution to a person or group that attempts to acquire control of us without conditioning the offer on either redemption of the rights or amendment of the rights to prevent this dilution. The rights could have the effect of delaying, deferring or preventing a change of control. See “Description of Capital Stock— Common Share Purchase Rights” in the accompanying prospectus.

     We are subject to the Wisconsin Business Corporation Law, which contains several provisions that could have the effect of discouraging non-negotiated takeover proposals or impeding a business combination. These provisions include:

•	requiring a supermajority vote of shareholders, in addition to any vote otherwise required, to approve business combinations not meeting adequacy of price standards;

•	prohibiting some business combinations between an interested shareholder and us for a period of three years, unless the combination was approved by our board of directors prior to the time the shareholder became a 10% or greater beneficial owner of our shares or under some other circumstances;

•	limiting actions that we can take while a takeover offer for us is being made or after a takeover offer has been publicly announced; and

•	limiting the voting power of shareholders who own more than 20% of our stock.
Our stock price may be subject to significant fluctuations and volatility.
     The market price of shares of our common stock may be volatile. Among the factors that could affect our common stock price are those discussed above under “— Risks Related to Our Business” as well as:

•	quarterly fluctuation in our operating income and earnings per share results;

•	decline in demand for our products;

•	significant strategic actions by our competitors, including new product introductions or technological advances;

•	fluctuations in interest rates;

•	cost increases in energy, raw materials or labor;

•	changes in revenue or earnings estimates or publication of research reports by analysts; and

•	domestic and international economic and political factors unrelated to our performance.
     In addition, the stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.
Risks associated with sales of shares of our common stock by GE.
     On December 31, 2004, we issued 4,559,048 shares of our common stock to GE in connection with our acquisition of its HVAC motors and capacitors businesses. As of August 10, 2005, GE’s ownership of our common stock represented approximately 15.7% of our shares outstanding. In connection with the issuance of common stock, we entered into a shareholder agreement with GE. The shareholder agreement, as amended, requires us to provide GE with opportunities to sell the shares of the common stock under certain circumstances, including an obligation that we use our commercially reasonable best efforts to complete a firm commitment underwritten public offering of at least 3,419,286 shares held by GE by September 12, 2005. In addition, beginning on December 31, 2005, until GE holds 1,139,762 or fewer shares of our common stock, GE may demand that we conduct subsequent public offerings to sell its shares. Once GE holds 1,139,762 or fewer shares, it may sell those shares at any time through brokerage transactions within the volume limitations of Rule 144 of the Securities Act of 1933. Depending on the number of shares sold by GE, the timing of such sales, and the price at which the sales are made, sales of shares by GE could have a negative impact on the trading price of our common stock and could increase the volatility in the trading price of our common stock.
Risks associated with the price-protection provisions in our shareholder agreement with GE.
     The shareholder agreement we entered into with GE in connection with the issuance of 4,559,048 shares of our common stock to GE includes price-protection provisions. Pursuant to these provisions, we have agreed that, if the aggregate net proceeds received by GE from the sale of all the shares of common stock offered by it under the prospectus are less than $109 million, then we will pay to GE the difference between $109 million and such aggregate net proceeds, up to a maximum amount of $20 million. If from time to time GE sells some, but not all, of the shares offered by it under the prospectus, then the amount, if any, that we would be obligated to pay to GE would be calculated and paid following each such sale based on the amount by which the net proceeds received by GE in such sale are less than the proportional targeted net proceeds for such sale (calculated on a proportionate per share basis based on a targeted $109 million aggregate net proceeds for the sale of all the shares), but in no event will we be obligated to pay GE in excess of $20 million in the aggregate under the price-protection provisions with respect to any or all sales by GE of the common stock offered by it under the prospectus. If we are obligated to make any significant payments to GE under the price-protection provisions in the shareholder agreement, then there could be an adverse effect on our financial condition and cash flows in the amount of such payments.

USE OF PROCEEDS
     We estimate that we will raise approximately $37.9 million of net proceeds from the sale of common stock by us in this offering (assuming no exercise of the underwriters’ over-allotment option), after deducting the underwriting discount and estimated offering expenses payable by us.
     In addition, we estimate that we will receive approximately $8.0 million of the net proceeds received by GE from the sale of our common stock in this offering (assuming no exercise of the underwriters’ over-allotment option), after deducting the underwriting discount and estimated offering expenses payable by GE, pursuant to the terms of a shareholder agreement between GE and us. For a discussion of the terms of the shareholder agreement, please see the section captioned “Selling Shareholder” in this prospectus supplement and the sections captioned “Use of Proceeds” and “Selling Shareholder” in the accompanying prospectus. Other than the approximately $8.0 million in net proceeds discussed above, assuming no exercise of the underwriters’ over-allotment option, we will not receive any other proceeds from the sale of our common stock by GE in this offering.
     We intend to use the net proceeds we receive in this offering to repay debt under our credit facility. The interest rate we pay under our credit facility varies monthly with the London Interbank Offered Rate, or LIBOR, and the ratio of our funded debt to our earnings before interest, taxes, depreciation and amortization, or EBITDA. As of June 29, 2005, we had $417.5 million of total debt outstanding under our credit facility bearing interest at that date at the rate of 4.7% per annum. The debt outstanding under our credit facility matures on May 5, 2009.

PRICE RANGE OF COMMON STOCK
AND DIVIDEND POLICY
     Our common stock is traded on the New York Stock Exchange under the symbol “RBC.” Prior to January 21, 2005, our common stock was traded on the American Stock Exchange. The following table sets forth the high and low sale prices of our common stock on these exchanges for the periods presented.

	Price of
	Common Stock

	High	Low

Calendar 2003
First Quarter	$21.75	$14.96
Second Quarter	21.64	15.05
Third Quarter	24.45	18.48
Fourth Quarter	23.07	19.20
Calendar 2004
First Quarter	$23.20	$19.41
Second Quarter	22.22	19.14
Third Quarter	24.33	20.40
Fourth Quarter	29.38	23.13
Calendar 2005
First Quarter	$32.08	$27.69
Second Quarter	28.94	25.30
Third Quarter (through August 10, 2005)	32.15	28.25
     On August 10, 2005, the last reported sale price for our common stock on the New York Stock Exchange was $30.35.
     In 2003 and 2004 and for the first quarter of 2005, we paid quarterly cash dividends of $0.12 per share on our common stock. For the second quarter of 2005, we paid a quarterly cash dividend of $0.13 per share on our common stock. Our board of directors has declared a quarterly cash dividend of $0.13 per share on our common stock payable on October 14, 2005, to shareholders of record at the close of business on September 30, 2005.
     We have paid cash dividends in each of the preceding 180 quarterly periods through July 2005. We currently intend to declare and pay dividends on a regular basis at the current rate. However, the payment and amount of future dividends is at the discretion of our board of directors and will depend upon future earnings, capital requirements, our general financial condition, general business conditions and other factors.

CAPITALIZATION
     The following table sets forth our consolidated capitalization as of June 29, 2005 on an actual basis, and as adjusted to give effect to the sale of 1,330,714 shares of common stock by us at the public offering price of $30.15 per share after deducting the underwriting discount and estimated offering expenses payable by us, our receipt of approximately $8.0 million of net proceeds from GE pursuant to the terms of the shareholder agreement between GE and us and after applying the net proceeds we receive in this offering as we intend. You should read this table together with “Management’s Discussion and Analysis of Financial Statements,” “Description of Common Stock” and our consolidated financial statements, including the related Notes to Consolidated Financial Statements, included elsewhere in this prospectus supplement and in the accompanying prospectus.

	As of
	June 29, 2005

	Actual	As Adjusted

	(Dollars in thousands)
Total debt (1)	$537,371	$491,504

Shareholders’ investment:
Common stock, $.01 par value; 50,000,000 shares authorized; 29,860,022 shares issued and 31,190,736 shares issued as adjusted	$299	$312
Additional paid-in capital	265,826	311,680
Retained earnings	312,302	312,302
Unearned compensation	(844)	(844)
Accumulated other comprehensive income	2,917	2,917
Treasury stock, at cost, 774,100 shares	(15,228)	(15,228)

Total shareholders’ investment	565,272	611,139

Total capitalization	$1,102,643	$1,102,643

(1)	Total debt includes long-term debt plus current maturities of long-term debt.

SELECTED CONSOLIDATED FINANCIAL DATA
     The following table presents selected historical consolidated financial and other data as of and for each of the past five years, which have been derived from our audited consolidated financial statements, and as of and for the six months ended June 29, 2004 and June 29, 2005, which have been derived from our unaudited interim consolidated financial statements. The table also presents pro forma, unaudited financial data for the year 2004, which have been derived from adding our audited financial data for the year 2004 to the audited and unaudited financial data of the GE commercial AC motors business and GE HVAC motors and capacitors businesses, and include adjustments that in our opinion are necessary for a fair presentation of our combined results for the year 2004. The pro forma financial data for the year 2004 give effect to our August 30, 2004 GE commercial AC motors acquisition, and our December 31, 2004 HVAC motors and capacitors businesses acquisition, as if those transactions all occurred on January 1, 2004. The pro forma financial data are presented for illustrative purposes only and are not necessarily indicative of our results of operations or our financial position had the transactions occurred on January 1, 2004, nor are they intended to project our financial position or results of operations for any future period. You should read the selected financial information together with “Management’s Discussion and Analysis of Financial Statements” and our consolidated financial statements, including the related Notes to Consolidated Financial Statements, included elsewhere in this prospectus supplement (except for the consolidated financial statements as of and for the years ended December 31, 2000 and 2001, which are not included in this prospectus supplement).

Selected Historical and Pro Forma Financial Data

	For the Years Ended December 31,						For the Six Months Ended

						Pro Forma	June 29,	June 29,
	2000	2001	2002	2003	2004	2004(1)	2004(2)	2005(2)

	(In thousands of dollars, except shares outstanding and per share data)
Statement of Income Data:
Net Sales	$598,203	$663,571	$605,292	$619,098	$756,557	$1,295,228	$340,736	$706,591
Cost of Sales	440,774	497,694	462,149	472,343	589,497	1,007,404	261,708	558,329

Gross Profit	157,429	165,877	143,143	146,755	167,060	287,824	79,028	148,262
Operating Expenses	85,821	109,817	95,916	99,529	111,898	167,872	52,322	86,586

Income From Operations	71,608	56,060	47,227	47,226	55,162	119,952	26,706	61,676
Interest Expense	15,332	22,239	9,399	6,462	6,787	16,467	2,836	11,348
Interest Income	274	221	149	79	183	347	32	76

Income Before Income Taxes and Minority Interest	56,550	34,042	37,977	40,843	48,558	103,832	29,302	50,404
Provision For Income Taxes	22,779	14,452	13,182	14,791	15,728	36,455	8,594	18,638

Income Before Minority Interest	33,771	19,590	24,795	26,052	32,830	67,377	15,308	31,766
Minority Interest in Income, Net of Tax	—	—	277	846	2,395	3,055	819	1,035

Net Income	$33,771	$19,590	$24,518	$25,206	$30,435	$64,322	$14,489	$30,731

Earnings Per Share	$1.61	$.94	$1.01	$1.01	$1.24	$2.21	$0.59	$1.06

Earnings Per Share— Assuming Dilution	$1.61	$.93	$1.01	$1.00	$1.22	$2.18	$0.58	$1.03

Average Number of Shares Outstanding	20,984,423	20,868,896	24,186,839	25,029,942	24,602,868	29,162,868	24,744,342	29,049,209

Average Number of Shares Outstanding— Assuming Dilution	20,996,189	21,124,204	24,310,165	25,246,088	24,904,287	29,464,287	24,977,674	29,982,397

Balance Sheet Data:
Cash and Cash Equivalents	$2,612	$6,629	$5,591	$9,100	$31,275	$31,275	$14,259	$29,066
Working Capital(3)	185,781	161,044	157,405	158,104	279,710	279,710	180,537	299,136
Total Assets	792,407	746,599	733,988	734,445	1,352,052	1,352,052	764,197	1,375,283
Long-term Debt	393,510	345,667	222,812	195,677	547,350	547,350	214,509	536,895
Shareholders’ Investment	273,889	280,150	381,423	398,704	538,179	538,179	394,701	565,272
Other Financial Data:
Capital Expenditures	$16,994	$15,426	$10,754	$17,965	$16,281	$22,866	$6,699	$15,549
Depreciation and Amortization	25,549	31,798	22,134	21,014	21,613	40,468	11,031	18,845

(1)	Pro forma for our August 30, 2004 GE commercial AC motors business acquisition, and our December 31, 2004 HVAC motors and capacitors businesses acquisition, as if those transactions all occurred on January 1, 2004.
(2)	Actual second quarter amounts are as reported, not pro forma.
(3)	Working capital defined as current assets minus current liabilities.

BUSINESS
Our Company
     We are one of the largest global manufacturers of commercial and industrial electric motors, HVAC motors, electric generators and controls, and mechanical motion control products. Many of our products hold leading market positions in a variety of essential commercial and industrial applications, and we believe we have one of the most comprehensive product lines in the markets we serve. We sell our products to a diverse global customer base using more than 20 recognized brand names through a multi-channel distribution model to leading OEMs, distributors and end users across many markets. We believe this strategy, coupled with a high level of customer service, provides us with a competitive selling advantage and allows us to more fully penetrate our target markets.
     We manufacture and market electrical and mechanical products. Our electrical products include HVAC motors, a full line of AC and DC commercial and industrial electric motors, electric generators and controls, capacitors and electrical connecting devices. Our mechanical products include gears and gearboxes, marine transmissions, high-performance automotive transmissions and ring and pinions, manual valve actuators, and cutting tools. OEMs and end users in a variety of motion control and other industrial applications increasingly combine the types of electrical and mechanical products we offer. We seek to take advantage of this trend and to enhance our market penetration by leveraging cross-marketing and product line bundling opportunities between our electrical and mechanical products.
     We market our products through multiple business units, with each typically having its own branded product offering and sales organization. These sales organizations consist of varying combinations of our own internal direct sales people as well as exclusive and non-exclusive manufacturers’ representative organizations. We manufacture the vast majority of the products that we sell, and we have manufacturing, sales, engineering and distribution facilities throughout the United States and Canada as well as in Mexico, India, China and Europe.
     We believe our competitive strengths include our:

•	leadership in our major market segments

•	comprehensive product offering and leading brands

•	leading product development and recently-acquired ECM technology

•	multi-channel and multi-brand distribution model

•	broad and diverse customer base

•	experienced management team

•	global infrastructure

•	rapid response capabilities

•	financial flexibility to pursue growth
     Our business strategy includes growing revenues organically in excess of market rates, continuously lowering our manufacturing costs and pursuing strategic acquisitions.

     Our specific revenue growth initiatives include:

•	introducing new products

•	capitalizing on new 13 SEER requirements

•	leveraging cross-marketing and product line bundling opportunities

•	utilizing our design and engineering expertise to provide leading-edge products

•	increasing our global presence, especially in China and India
     We have a culture that seeks out and eliminates unnecessary costs at all levels of the organization and drives continuous improvement in our manufacturing operations. Major initiatives in process to lower our manufacturing costs include utilizing our new low cost facilities and rationalizing manufacturing; further improving our operational efficiencies; and focusing on sourcing, lean/ Six Sigma and logistics opportunities. We will also seek to broaden our market coverage by acquiring businesses and product lines that provide a strategic fit with our existing businesses.
Electrical Products
     Our electrical products include a full line of AC and DC commercial and industrial electric motors, HVAC motors, electric generators and controls, capacitors and electrical connecting devices. Over the past eight years, we have focused on building our electrical product lines through a combination of strategic acquisitions and internal growth initiatives. Our initial focus was to establish our company as a significant manufacturer of industrial electric motors, since our mechanical products businesses serve similar markets and their products are often used in combination with a motor. With our acquisitions of Marathon Electric Manufacturing Corporation in 1997, the Lincoln Motors business of Lincoln Electric Holdings, Inc. in 1999 and LEESON Electric Corporation in 2000, we became one of the two largest producers of industrial electric motors serving the North American market and are able to offer our customers both electrical and mechanical products. Additionally, these acquisitions have brought products that are complementary to our core electric motor lines in such areas as electric generators and generator controls, motor controls, and electrical connecting devices. The integration of these acquisitions provides significant cost savings and synergies that further strengthen the competitive position of our electrical products businesses.
     During 2004, we separately acquired two electric motor businesses from GE which were natural extensions to our core electric motor lines. In August 2004, we acquired GE’s commercial AC motors business, which manufactures a full line of alternating current motors for pump, compressor and commercial heating, ventilating and air conditioning applications. In December 2004, we acquired GE’s HVAC motors and capacitors businesses, which produce a full line of electric motors for use principally in residential HVAC systems, as well as capacitors for HVAC systems, high intensity lighting and other applications. The acquisitions of these motor businesses complement our existing electrical products businesses, providing us with:

•	a leading market position and brand name in the HVAC motor market;

•	diversification of our served markets and a broad base of leading HVAC customers;

•	patented ECM technology, which represents a growing portion of our motor sales because of the technology’s unique capabilities;

•	a strong management team and infrastructure in place to support growth; and

•	significant scale and low cost manufacturing capabilities in Mexico and India.
After giving effect to these acquisitions as if they occurred on January 1, 2004, our pro forma 2004 revenues were approximately $1.3 billion.
     We manufacture and market AC and DC commercial and industrial electric motors ranging in size primarily from sub-fractional to small integral horsepowers. We also manufacture larger commercial and industrial AC electric motors from 50 through 800 horsepower and DC electric motors from sub-fractional through small integral horsepowers. We offer thousands of stock models of electric motors in addition to the motors we produce to specific customer specifications. We also produce and market precision servo motors, electric generators ranging in size from five kilowatts through four megawatts, automatic transfer switches and paralleling switchgear to interconnect and control electric power generation equipment and electrical connecting devices such as terminal blocks, fuse holders and power blocks. Additionally, our electrical segment markets a line of AC and DC adjustable speed drives. We manufacture capacitors for use in HVAC systems, high intensity lighting and other applications. We sell our electrical products to distributors, original equipment manufacturers and end users across many markets.
     Our power generation business, which includes electric generators and power generation components and controls, represents a significant portion of our electrical segment net sales. The market for electric power generation components and controls has grown in recent years as a result of a desire on the part of end users to reduce losses due to power disturbances. Our generators are used in industrial, agricultural, marine, military, transportation and other applications.
     We leverage efficiencies across our electric motor operations. We centralize and manage the manufacturing, purchasing, engineering, accounting, information technology and quality control activities of our electric motor businesses. Furthermore, we specifically foster the sharing of best practices across each of the electrical product businesses and create focused centers of excellence in each of our manufacturing functions. The following is a description of our major electrical product businesses and the primary products that they manufacture and market:
     Commercial AC Motors. Manufactures a full line of AC motors up to 5 horsepower for pump, compressor, and commercial HVAC applications.
     HVAC/ Refrigeration Motors and Capacitors. Manufactures a full line of HVAC motors for use in residential and commercial HVAC systems. Manufactures capacitors for use in HVAC systems, high intensity lighting and other applications.
     Leeson Electric. Manufactures AC motors up to 800 horsepower and DC motors up to five horsepower, gear reducers, gearmotors and drives primarily for the power transmission, pump, food processing, fitness equipment and industrial machinery markets.
     Lincoln Motors. Manufactures AC motors from 1/4 horsepower to 800 horsepower primarily for industrial and commercial pumps, compressors, elevator and machine tools, and specialty products.
     Marathon Electric. Manufactures AC motors up to 800 horsepower primarily for HVAC, pumps, power transmissions, fans and blowers, compressors, agriculture products, processing and industrial manufacturing equipment.

     Marathon Generators. Manufactures AC generators from five kilowatts to four megawatts that primarily serve the standby power, prime power, refrigeration, industrial and irrigation markets.
     Marathon Special Products. Manufactures fuse holders, terminal blocks, and power blocks primarily for the HVAC, telecommunications, electric control panel, utilities and transportation markets.
     Thomson Technology. Manufactures automatic transfer switches, paralleling switchgear and controls, and systems controls primarily for the electric power generation market.
Mechanical Products
     Our mechanical products include a broad array of mechanical motion control products and cutting tools. Our products include: standard and custom worm gear, bevel gear, helical gear and concentric shaft gearboxes; marine transmissions; high-performance after-market automotive transmissions and ring and pinions; custom gearing; gearmotors; manual valve actuators and cutting tools. Our gear and transmission related products primarily control motion by transmitting power from a source, such as a motor or engine, to an end use, such as a conveyor belt, usually reducing speed and increasing torque in the process. Our valve actuators are used primarily in oil and gas, water distribution and treatment and chemical processing applications. Our high-speed steel and carbide rotary perishable cutting tools are used in metalworking applications. Mechanical products are sold to original equipment manufacturers, distributors and end users across many industry segments. The following is a description of our major mechanical product businesses and the primary products they manufacture and market:
     CML (Costruzioni Meccaniche Legananesi S.r.L.). Manufactures bevel gear valve actuators primarily for the oil, gas, wastewater and water distribution markets.
     Durst. Manufactures standard and specialized industrial transmissions and hydraulic pump drives primarily for the construction, agriculture, energy, material handling, forestry, lawn and garden and railroad maintenance markets.
     Electra-Gear. Manufactures specialized aluminum gear reducers and gearmotors primarily for the food processing, medical equipment, material handling and packaging markets.
     Foote-Jones/ Illinois Gear. Manufactures large-scale parallel shaft and right-angle gear drives and custom gears up to 100 inches in diameter primarily for the mining, oil, pulp and paper, forestry, aggregate, construction and steel markets. On May 2, 2005, we sold the open gear division of Illinois Gear. We expect that the sale of the open gear division will reduce our annual sales by approximately $7 million and will not have a material impact on earnings.
     Grove Gear. Manufactures standard and custom industrial gear reducers primarily for the material handling, food processing, robotics, healthcare and power transmission markets.
     Hub City. Manufactures gear drives, sub-fractional horsepower gearmotors, mounted bearings and accessories primarily for the packaging, construction, material handling, healthcare and food processing markets.
     Mastergear. Manufactures manual valve actuators for liquid and gas flow control primarily for the petrochemical processing, fire protection and wastewater markets.

     New York Twist Drill. Manufactures a full line of industrial quality cutting tools in high speed steel and carbide primarily for the aerospace, automotive, railroad and general manufacturing markets.
     Ohio Gear. Manufactures gear reducers and gearmotors primarily for the material handling, lawn and garden vehicle and food processing markets.
     Opperman Mastergear, Ltd. Manufactures valve actuators and industrial gear drives primarily for the material handling, agriculture, mining and liquid and gas flow control markets.
     Regal Cutting Tools. Manufactures high-speed steel and carbide rotary cutting tools primarily for the aerospace, agriculture, automotive and general industrial markets.
     Richmond Gear. Manufactures ring and pinions and transmissions primarily for the high-performance automotive aftermarket.
     Velvet Drive Transmissions. Manufactures marine and industrial transmissions primarily for the pleasure boat, off-road vehicle and forestry markets.
The Building of Our Business
     Our growth from our founding as a producer of high-speed cutting tools in 1955 to our current size and status has largely been the result of the acquisition and integration of 40 businesses to build a strong multi-product offering. Our senior management has substantial experience in the acquisition and integration of businesses, aggressive cost management, and efficient manufacturing techniques, all of which represent activities that are critical to our long-term growth strategy. Since 1979, our current management team has completed and successfully integrated 25 acquisitions. We have a proven track record of acquiring complementary businesses and product lines, integrating their activities into our organization and aggressively managing their cost structures to reduce waste and unnecessary expenditures. The following table summarize selected acquisitions we have made since 1990.

		Annual
	Year	Revenues at
Product Line	Acquired	Acquisition	Product Listing at Acquisition

		(Dollars in millions)
Electrical Products
GE Commercial AC Motors business	2004	$144	AC motors for pump, compressor, equipment and commercial HVAC
GE HVAC Motors and Capacitors businesses	2004	442	Full line of motors and capacitors for residential and commercial HVAC systems
LEESON Electric Corporation	2000	175	AC motors (to 350 horsepower) gear reducers, gearmotors and drives
Thomson Technology, Inc.	2000	14	Automatic transfer switches, paralleling switchgear and controls and controls systems
Lincoln Motors	1999	50	AC motors (1/4 to 800 horsepower)
Marathon Electric Manufacturing Corporation	1997	245	AC motors (to 500 horsepower), AC generators (5 kilowatt to 2.5 megawatt), fuse holders, terminal blocks and power blocks

		Annual
	Year	Revenues at
Product Line	Acquired	Acquisition	Product Listing at Acquisition

		(Dollars in millions)
Mechanical Products
Powertrax assets of Vehicular Technologies	2002	$3	Differential locking devices for high performance automotive applications
Spiral bevel gear product line of Philadelphia Gear	2001	4	Spiral bevel gears
Velvet Drive Transmissions	1995	27	Marine and industrial transmissions
Hub City, Inc.	1992	44	Gear drives, sub-fractional horsepower gearmotors, mounted bearings and accessories
Opperman Mastergear, Ltd. (U.K., U.S. and Germany)	1991	20	Manual valves actuators and industrial gear drives
Sales, Marketing and Distribution
     We sell our products directly to OEMs, distributors and end users across many markets. We have multiple business units, with each unit typically having its own branded product offering and sales organization. These sales organizations consist of varying combinations of our own internal direct sales people as well as exclusive and non-exclusive manufacturers’ representative organizations. On a combined basis, our individual business units’ sales organizations consist of more than 125 direct sales employees and 500 exclusive and non-exclusive manufacturers’ representatives from 190 organizations as of July 2005. In 2004, across all of our business units, we sold products to a very broad base of OEMs and distributors, each numbering in the thousands.
     With our 2004 electric motor acquisitions, we have added leading HVAC OEMs to our customer base. These motors are vital components of an HVAC system and are used to move air into and away from furnaces, heat pumps, air conditioners, ventilators, fan filter boxes and humidifiers. We believe that a majority of our HVAC motors are used in applications that replace existing equipment, with the remainder used in new equipment applications. The business enjoys a large installed base of equipment and long-term relationships with its major customers.
Markets and Competitors
     The worldwide market for electric motors is estimated in excess of $25 billion. The overall domestic market for electric motors is estimated at $9 billion annually, although we estimate the sectors in which we primarily compete, commercial and industrial electric motors and HVAC/refrigeration motors, to be approximately a $5.0 billion segment of the overall domestic market. We believe approximately 60% of all electricity generated in the U.S. runs through electric motors. With the acquisitions of Marathon Electric in 1997, Lincoln Motors in 1999 and LEESON Electric in 2000, we believe we became one of the largest producers of industrial electric motors in the United States. With our 2004 acquisitions of GE’s commercial AC and HVAC motors businesses, we believe we are among the largest producers of commercial and industrial motors and the largest producer of HVAC motors. In addition, we believe that we are the largest electric generator manufacturer in the United States that is not affiliated with a diesel engine manufacturer. Major domestic competitors for our electrical products include Baldor Electric, U.S. Electric Motors (a division of Emerson Electric Co.), Reliance Electric Company (a division of Rockwell International), A. O. Smith Corporation, General Electric Company and Newage (a division of Cummins, Inc). Major foreign competitors include Siemens AG, Toshiba Corporation, Weg S.A., Leroy-Somer, Inc. and ABB Ltd.
     We serve various mechanical product markets and compete with a number of different companies depending on the particular product offering. We believe that we are a leading manufacturer of several mechanical products and that we are the leading manufacturer in the United States of worm gear drives and bevel gear drives. Our competitors in these markets include Boston Gear (a division of Altra Industrial Motion, Inc.), Dodge (a division of Rockwell International), Emerson Electric Co. and Winsmith (a division of Peerless-Winsmith, Inc.). Major foreign competitors include SEW Eurodrive GmbH & Co., Flender GmbH (a division of Siemens AG), Nord, Sumitomo Corporation and Zahnrad Fabrik GmbH Co.
     During the past several years, niche product market opportunities have become more prevalent due to changing market conditions. Our markets have also been impacted by decisions by larger manufacturers not to compete in lower volume or specialized markets. Other manufacturers, which historically may have made component products for inclusion in their finished goods, have chosen to outsource their requirements to specialized manufacturers like us because we can make these products more cost effectively. In addition, we have capitalized on this competitive climate by making acquisitions and increasing our manufacturing efficiencies. Some of these acquisitions have created new opportunities by allowing us to enter new markets in which we had not been involved. In practice, our operating units have sought out specific niche markets concentrating on a wide diversity of customers and applications. We believe that we compete primarily on the basis of quality, price, service and our promptness of delivery.
Product Development and Engineering
     Each of our business units has its own product development and design teams that continuously enhance our existing products and develop new products for our growing base of customers that require custom and standard solutions. We have one of the electric motor industry’s most sophisticated product development and testing laboratories. We believe these capabilities provide a significant competitive advantage in the development of high quality motors and electric generators incorporating leading design characteristics such as low vibration, low noise, improved safety, reliability and enhanced energy efficiency.
     We are continuing to expand our business by developing new, differentiated products in each of our business segments. We work closely with our customers to develop new products or enhancements to existing products that improve performance and meet their needs. Examples of our recent new product introductions include:
     Magna-Smart Generator. Our new Magna-Smart generator product line provides customers a variable speed generator, resulting in a lighter, smaller and more efficient product. We are selling these new products to the recreational vehicle, emergency vehicle, marine and refrigeration markets.
     Magna-Lite Generator. Our new, patented Magna-Lite generator allows our customers to eliminate ballasts from their portable light towers. Magna-Lite allows the customer to produce a lighter, smaller and more reliable portable light tower.

     Series 2400 Switchgear. We recently introduced our Thomson Technology Series 2400 Switchgear with a PGC 4000 power generation controller. We believe that the integrated process control design provides our customers with the most comprehensive paralleling switchgear system in the market today. This product also helps our customers lower engineering and production costs, increase output, shorten lead times and improve flexibility for future growth.
     Velvet Drive Wakeboard Transmission. In 2004, we introduced the Velvet Drive Wakeboard Transmission to address the niche, growing wakeboard ski boat market. Velvet Drive has been a leader in the marine industry for over 50 years, and this new product is the leading product currently manufactured that allows no power loss during tight turns.
     As part of our 2004 GE HVAC motors and capacitors acquisition, we acquired ECM motor technology. An ECM motor is a brushless electric motor with integrated speed control made possible through sophisticated electronic and sensing technology. ECM motors operate at variable speeds with attractive performance characteristics versus competitive variable speed solutions in comfort, energy efficiency, motor life and noise. GE developed the first generation ECM motors over 15 years ago. ECM technology is covered by over 125 patents, and we have acquired from GE intellectual property and usage rights relating to ECM technology. ECM motors offer significantly greater temperature and air quality control as well as increased energy efficiency. Because of the energy efficiency of these systems, we believe that ECM enabled continuous air flow systems will be an important element of our customers’ strategies to meet the January 2006 increased energy efficiency standards for residential air conditioners, to the 13 SEER standard from the current standard of 10 SEER.
Manufacturing and Operations
     We have developed and acquired global operations in lower cost locations such as Mexico, India and China that complement our flexible, rapid response operations in the United States, Canada and Europe. Our vertically integrated manufacturing operations, including our own aluminum die casting and steel stamping operations, are an important element of our rapid response capabilities. In addition, we have an extensive internal logistics operation that consists of 48 semi-tractors and 110 customized semi-trailers and a network of distribution facilities with the capability to modify stock products to quickly meet specific custom requirements in many instances. This gives us a competitive advantage, as we are able to deliver a customer’s product when they want it, where they want it and in the condition they want it.
     We manufacture a majority of the products that we sell but also strategically outsource components and finished goods to an established global network of suppliers. Although we have aggressively pursued global sourcing to reduce our overall costs, we still maintain a dual sourcing capability in our existing domestic facilities to ensure a reliable supply source for our customers. We regularly invest in machinery and equipment and other improvements to, and maintenance of, our facilities. Additionally, we have typically obtained significant amounts of quality capital equipment as part of our acquisitions, often increasing overall capacity and capability.
     The manufacturing operations of our businesses are highly integrated. Although raw materials and selected parts such as bearings and seals are purchased, this vertical integration permits us to produce most of our required component parts when needed. We believe that this results in lower production costs, greater manufacturing flexibility and higher product quality, as well as reducing our reliance on outside suppliers. Base materials for our products consist primarily of: steel in various types and sizes, including bearings and weldments; copper magnet wire; and ferrous and non-ferrous castings. We purchase our raw materials from many suppliers and, with few exceptions, do not rely on any single supplier for any of our base materials.
     We have also continued to upgrade our manufacturing equipment and processes, including increasing our use of computer aided manufacturing systems, developing our own testing systems, redesigning plant layout and redesigning products to take full advantage of our more productive equipment and to improve product flow. We believe that our continued product redesign and efficient plant layout often provide us with a competitive cost advantage in our manufacturing operations. Our goal is to be a low cost producer in our core product areas.
Facilities
     We have manufacturing, sales and service facilities throughout the United States and Canada and in Mexico, Europe, China and India. Our electrical segment currently includes 46 manufacturing, service and distribution facilities, of which 19 are principal manufacturing facilities. The electrical segment’s present operating facilities contain a total of approximately 3,609,000 square feet of space, of which approximately 894,000 square feet are leased. Our mechanical segment currently includes 19 manufacturing, service and distribution facilities, of which 13 are principal manufacturing facilities. The mechanical segment’s present operating facilities contain a total of approximately 1,570,000 square feet of space, of which approximately 47,000 square feet are leased. Our principal executive offices are located in Beloit, Wisconsin in an owned approximately 24,000 square foot office building. We believe our equipment and facilities are well maintained and adequate for our present needs.

     The following table provides information regarding our principal facilities.

	Square
Location(1)	Footage	Status	Description of Use

Electrical Segment
Wausau, WI	498,000	Owned	Manufacturing
Juarez, Mexico	335,000	Owned	Manufacturing
Reynosa, Mexico	320,000	Owned	Manufacturing
Springfield, MO	290,000	Owned	Manufacturing
Grafton, WI	230,000	Owned	Manufacturing
Indianapolis, IN	221,000	Leased	Warehouse
Faridabad, India	220,000	Owned	Manufacturing
Lebanon, MO	187,000	Owned	Manufacturing
Lincoln, MO	120,000	Owned	Manufacturing
Fort Wayne, IN	110,700	Leased	Office/Lab
Lima, OH	107,000	Owned	Manufacturing
Blytheville, TX	107,000	Leased	Manufacturing
West Plains, MO	106,000	Owned	Manufacturing
Black River Falls, WI	103,000	Owned	Manufacturing
All Other (32)	654,449	(1)	(1)
Mechanical Segment
Chicago, IL	283,000	Owned	Manufacturing
Liberty, SC	174,000	Owned	Manufacturing
Aberdeen, SD	165,000	Owned	Manufacturing
Shopiere, WI	132,000	Owned	Manufacturing
Union Grove, WI	122,000	Owned	Manufacturing
New Bedford, MA	116,000	Owned	Manufacturing
All Other(13)	578,000	(1)	(1)

(1)	Less significant manufacturing, service and distribution and engineering facilities located in the United States, Canada, Europe and Asia: electrical leased square footage 455,139, mechanical leased 46,692.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL STATEMENTS
     The following discussion and analysis should be read together with “Selected Consolidated Financial Data” and our consolidated financial statements, including the related notes, included elsewhere in this prospectus supplement.
Overview
     Our business is cyclical and dependent on industrial and consumer spending and is therefore impacted by the strength of the economy generally, and other factors such as interest rates and commodity prices. The economic slowdown, which began in mid-2000, became an economic recession in 2001, and was characterized by weak industrial markets throughout 2002 and 2003. The industrial economy began to strengthen in early 2004 in our served markets. Net sales in 2004 increased, including the impact of the GE commercial AC motor acquisition in August 2004, 22.2% to $756.6 million. Net income rose 20.7% to $30.4 million.
     Rising material costs, particularly copper, steel and aluminum, presented the most significant negative impact to our profitability in 2004. By the fourth quarter, spot prices for steel and copper were approximately double the level from the prior year. We implemented various price increases three times during the year, with the last taking effect in December. The price increases only partially offset the material cost increases.
     We made two significant acquisitions during the year. On August 30, 2004, we completed the acquisition of General Electric’s commercial AC motors business for $72.0 million in cash. The commercial AC motors business, which is projected to add approximately $140 million in annual sales, manufactures a full line of AC motors for pump, compressor, equipment and commercial HVAC applications. On December 31, 2004, we completed the acquisition of General Electric’s HVAC motors and capacitors businesses for $270 million in cash and 4,559,048 shares of our common stock. The HVAC motors and capacitors businesses are projected to add approximately $500 million in annual sales and manufacture a full line of electric motors for use principally in residential HVAC systems and capacitors for HVAC systems, high intensity lighting and other applications.
     We are encouraged about the prospects for our legacy businesses as well as the newly acquired businesses. The overall market conditions continue to be positive, driven by consumer and business spending. Raw material prices continue to have a negative impact on margins even after the price increases were put into effect in 2004. We plan to continue to address the margin pressures through price increases and productivity improvements.
Results of Operations
Six Months Ended June 29, 2005 versus Six Months Ended June 29, 2004
     Sales for the second quarter of 2005 were $368.8 million, which is a 107.5% increase over $177.7 million in the second quarter of 2004. Included in the sales were $177.5 million of sales from the commercial AC motors and HVAC motors and capacitors businesses we acquired in 2004. Sales in our electrical segment increased 150.7% including the sales attributable to the acquired businesses. Approximately 93% of the sales increase is attributable to the sales from the acquired businesses. Sales in our mechanical segment, which reflect the impact of the sale of the Illinois Gear business in May 2005, increased .8%. The sale of the Illinois Gear business reduced segment sales by approximately $1.5 million for the second quarter.
     Our sales in the first six months of 2005 were $706.6 million, compared to $340.7 million in comparable 2004, an increase of 107.4%. Included in the $706.6 million were $332.6 million of sales from the businesses we acquired from GE. Electrical segment 2005 six months sales were $606.4 million, including the sales from the acquired businesses. This compared to the 2004 first half sales of $242.7 million for our electrical segment. For the six months of 2005, mechanical segment sales were $100.1 million as compared to $98.0 million in comparable 2004.
     Our gross margin for the second quarter of 2005 was 21.6%, compared to the 23.0% reported in the second quarter of 2004 and 20.3% reported for the first quarter of 2005. Gross margins continued to be impacted by raw material cost increases which were, however, mostly offset by price increases we instituted and productivity improvements we achieved. Additionally, the gross margin of the acquired businesses reduced our margins in total, due primarily to our operations in certain higher cost facilities retained by GE, from which we are transitioning our operations. Our gross margin for the first half of 2005 was 21.0%, compared to 23.2% in the comparable period of 2004.
     Operating expenses for the second quarter of 2005 were 11.9% of sales versus 15.0% in the second quarter of 2004, reflecting the volume leveraging of fixed costs and the impact of the acquired GE businesses, which have lower operating expenses as a percent of sales compared to the remainder of our businesses. Operating expenses in the first half of 2005 were 12.3% of sales versus 15.4% in the comparable period of 2004.
     Income from operations in 2005’s second quarter was $35.8 million versus $14.2 million in the second quarter of 2004, an increase of 152.7%. As a percent of sales, income from operations was 9.7% versus 8.0% in the second quarter 2004. Income from operations for the first half of 2005 was $61.7 million, a 130.9% increase from the $26.7 million reported in the comparable period of 2004. As a percent of sales, income from operations was 8.7% versus 7.8% reported for the first six months of 2004.
     Interest expense was $5.9 million in the second quarter of 2005 versus $1.5 million in comparable 2004. This increase was driven by our higher level of debt outstanding resulting primarily from the funds borrowed for the cash portion of the 2004 acquisitions. Interest expense in the six months of 2005 was $11.3 million versus $2.8 million for the same period of 2004. Our effective tax rate in the second quarter of 2005 was 36.7% as compared to 35.9% in the second quarter of 2004.
     Our net income for the second quarter of 2005 was $18.4 million, an increase of 141.8% versus the $7.6 million reported in the second quarter of 2004. Fully diluted earnings per share were $.62 which was an increase of 100.0% versus $.31 in the second quarter of 2004. The average number of diluted shares in the second quarter of 2005 was 29,720,400, versus 24,677,155 shares in comparable 2004. The increase in the average number of shares outstanding versus the second quarter of 2004 resulted primarily from the shares issued to GE as part of the consideration paid for the HVAC motors and capacitors businesses we acquired on December 31, 2004. Net income was $30.7 million in the first half of 2005 versus $14.5 million reported in comparable 2004. Fully diluted earnings per share were $1.03, which was an increase of 77.6% versus $.58 for the same period of 2004. The average number of diluted shares was 29,982,397 for the six months of 2005, versus 24,977,674 shares in comparable 2004.

Full Year 2004 versus Full Year 2003
     Our net sales were $756.6 million in 2004, a 22.2% increase from $619.1 million in 2003. Excluding the sales impact from the acquisition of the commercial AC motors business, sales increased 13.5%. The increase in sales was driven by strong demand in the majority of our markets. Sales in the Electrical segment increased 27.1% to $557.0 million. Excluding the sales from the commercial AC business, sales in the Electrical segment were $503.3 million, an increase of 14.8% over 2003. Sales for the joint ventures that we owned for the entire year, which are included in the Electrical segment, increased $10.7 million, or 53%, over 2003. Sales in our Mechanical segment were $199.6 million, which was an increase of 10.4% over 2003. Sales in both segments were positively impacted by improved consumer and business spending and the price increases we implement during 2004.
     Our gross profit was $167.1 million, an increase of 13.8% over the $146.8 million reported in 2003. As a percent of sales, gross profit was 22.1% as compared to 23.7% in 2003. The increase in raw material costs drove this decrease, as price increases and our implemented productivity actions only partially offset the increased costs.
     Our operating expenses in 2004 were $111.9 million, 12.4% above $99.5 million in 2003. The increase was primarily driven by the sales and distribution costs driven by the sales volume increase. Operating expenses as a percentage of sales decreased to 14.8% in 2004 from 16.1% in 2003, reflecting fixed cost leverage and productivity.
     Income from operations was $55.2 million, an increase of 16.8% over the $47.2 million reported in 2003. Income from operations as a percentage of sales, commonly referred to as operating income margin, was 7.3% in 2004 versus 7.6% in 2003. Electrical segment income from operations increased 16.4% in 2004 to $39.4 million from $33.9 million in 2003, and operating income margin decreased to 7.1% in 2004 from 7.7% in 2003. The impact of the raw material cost increases coupled with an increase in healthcare costs for employees were the primary drivers of this decrease. These factors were partially offset by price increases, favorable volume impacts, and the operating expense fixed cost leveraging and productivity. Mechanical segment income from operations increased 17.8% to $15.7 million in 2004 from $13.3 million in 2003. The Mechanical segment operating income margin for 2004 improved to 7.9% from 7.4% in 2003. The results of the Mechanical segment reflect the positive impacts of increased volume, price increases, and the gain in the third quarter of 2004 on the sale of property located in the U.K. ($1.5 million pretax), partially offset by raw material cost increases.
     Our net interest expense in 2004 was $6.6 million, which was an increase of 3.5% over the $6.4 million in 2003. This increase was due to a slightly increased balance of average debt outstanding. The average interest rate we paid on outstanding debt in 2004 was 2.7% which was unchanged from the 2.7% average in 2003.
     Our effective tax rate on income before taxes decreased to 31.9% in 2004 from 36.2% in 2003, including tax effects of the minority interest. This decrease was due primarily to the impact of the favorable resolution of several tax matters recorded in the fourth quarter ($1.4 million) and the favorable tax treatment of the third quarter gain on the sale of property located in the U.K ($.5 million).
     Our 2004 net income of $30.4 million improved 20.7% from the $25.2 million in 2003. Net income as a percentage of sales was 4.0% versus 4.1% in 2003. Basic earnings per share was $1.24 in 2004, a 22.8% increase from $1.01 in 2003. Fully diluted earnings per share was $1.22, a 22.0% increase from $1.00 in 2003.
Full Year 2003 versus Full Year 2002
     Our net sales were $619.1 million in 2003, a 2.3% increase from $605.3 million in 2002. The higher sales were attributable to our Electrical segment, whose 2003 net sales of $438.4 million were 4.7% improved from $418.6 million in 2002. This sales increase was due primarily to strength in our power generator and related controls products, including our generator joint venture in China, particularly in the second half of 2003. The increase in the generator and control sales was due primarily to an overall improvement in market demand as 2003 progressed, in part aided by the impact of the Northeast power outage, Hurricane Isabel and Middle East rebuilding projects. Sales of our electric motor products were virtually unchanged in 2003 from 2002. Mechanical segment 2003 net sales of $180.7 million were 3.2% below $186.7 million in 2002 and were basically flat throughout 2003, reflecting broad-based weakness in our markets.
     Our gross profit rose 2.6% in 2003 to $146.8 million from $143.1 million the previous year. Gross profit as a percentage of net sales, commonly referred to as gross profit margin, in 2003 of 23.7% was virtually unchanged from 2002, although increasing to 24.1% in the fourth quarter of 2003 above the 23.6% average margin of the first nine months of 2003. The fourth quarter 2003 gross profit margin increase above the rest of 2003 was due primarily to improved manufacturing productivity and the completion of moving production from three of our factories, which are for the most part now closed, into several of our other facilities.
     Our operating expenses in 2003 were $99.5 million, 3.8% above $95.9 million in 2002. Of the $3.6 million increase, approximately $1.2 million, or 33%, was due to the operating expenses of our consolidated Jinling joint venture which began January 1, 2003. Operating expenses as a percentage of sales increased to 16.1% in 2003 from 15.8% in 2002.
     Income from operations of $47.2 million was virtually unchanged from 2002. Operating income margin was 7.6% in 2003 versus 7.8% in 2002. Electrical segment income from operations decreased 4.5% in 2003 to $33.9 million from $35.5 million in 2002, and operating income margin to 7.7% in 2003 from 8.5% in 2002. In addition to the impact of our joint venture discussed above, the impact on 2003 productivity of the plant consolidation programs also discussed above, as well as continued pricing pressures, higher utility and other factory costs and lower overhead absorption in order to reduce inventories were also factors in the reduced Electrical segment operating income margin. Mechanical segment income from operations increased 13.7% to $13.3 million in 2003 from $11.7 million in 2002 and operating income margin to 7.4% from 6.3% for 2003 and 2002, respectively. Excluding the $1.2 million pre-tax fourth quarter 2002 charge relating to a plant closing/ consolidation completed in the first quarter of 2003, the Mechanical segment’s 7.4% operating income margin would still be .5% higher in 2003 than in 2002, primarily due to improved productivity and to favorable mix of products sold. (See also Note 11 of Notes to Consolidated Financial Statements.)
     Our interest expense in 2003 decreased 31.2% following a 57.7% decrease in 2002, to $6.5 million from $9.4 million in 2002, due primarily to a combination of lower average interest rates in the United States in 2003 than in 2002 and to our lower average debt outstanding. The average interest rate we paid on outstanding debt in 2003 was 2.7%, following a 3.5% average in 2002. Our effective tax rate on income before taxes increased to

36.2% in 2003 from 34.7% in 2002. This increase was due primarily to the impact of one-time tax refunds we received in 2002.
     Our 2003 net income of $25.2 million was 2.8% improved from $24.5 million in 2002. Net income as a percentage of sales of 4.1% in 2003 was virtually unchanged from 2002. Basic earnings per share was $1.01 in 2003 and 2002, while diluted earnings per share was $1.00 compared to $1.01 a year earlier.
Liquidity and Capital Resources
As of June 29, 2005
     At June 29, 2005, our working capital (current assets minus current liabilities) was $299.1 million, $19.4 million above the $279.7 million at December 31, 2004. Higher accounts receivable and reduced accounts payable were the most significant factors in the increase. The ratio of our current assets to our current liabilities, or current ratio, of 2.5:1 at June 29, 2005 rose from 2.4:1 at year-end 2004.
     Our cash flow from operations was $34.6 million in the second quarter of 2005, a $23.0 million increase from $11.6 million in the comparable quarter of 2004. The combination of a $10.8 million (142%) increase in net income and a $4.1 million (72%) increase in depreciation and amortization in the second quarter of 2005 versus the comparable period of 2004 accounted for most of the increase in cash flow. At June 29, 2005, accounts receivable were $23.2 million higher than at December 31, 2004, all of the increase occurring in the first quarter of 2005. The increase in accounts receivable, due to our improved sales volume, partially offset our higher net income and depreciation and amortization, resulting in first half 2005 operating cash flow of $33.8 million, a $17.5 million (107%) increase from $16.3 million in the first six months of 2004.
     Net cash used in investing activities was $4.1 million during the second quarter of 2005 and was $17.2 million for the first half of 2005. While capital spending of $8.4 million in the second quarter was higher than the $7.2 million in the first quarter of 2005, $3.6 million of cash we received from the sale of the Illinois Gear business in May reduced our net capital spending. Our capital spending in the first six months of 2005 of $15.5 million was a 133% increase from the $6.7 million spent in comparable 2004, due primarily to the impact of the acquisitions we made in August and December of 2004. Business acquisitions of $5.5 million reflected payments made in the first quarter of 2005 for the CMT acquisition and additional payments relating to the 2004 HVAC motors and capacitors acquisition.
     Our cash flows used in financing activities were $29.6 million during the second quarter of 2005, due primarily to repayment of long-term debt totaling $26.8 million. For the first six months of 2005, the use of cash in financing activities was $18.2 million, which included long-term debt repayment of $11.0 million.
     Our outstanding long-term debt decreased to $536.9 million at June 29, 2005 from $563.6 million at March 31, 2005, due primarily to $32.5 million of cash provided by operating activities in the second quarter of 2005, of which an $11.0 million reduction in inventories was a significant factor. Compared to long-term debt of $547.4 million at December 31, 2004, our long-term debt at June 29, 2005 was $10.5 million lower. Of our total long-term debt, $417.5 million was outstanding under our $475 million unsecured revolving credit facility that expires on May 5, 2009. Our credit facility permits us to borrow at interest rates based upon a margin above the London Inter-Bank Offered Rate, or LIBOR, which margin varies with the ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, or EBITDA. These interest rates also vary as LIBOR varies. LIBOR has risen a total of 2.4 percentage points since June 2004. We also pay a commitment fee on the unused amount of the $475 million credit limit under our credit facility, which also varies with the ratio of our total debt to our EBITDA. At June 29, 2005, our margin above LIBOR was 1.5% and our commitment fee rate was .3%. Our credit facility requires us to maintain specified financial ratios and to satisfy certain financial condition tests. We were in compliance with all of these tests as of June 29, 2005.
     In addition to our credit facility, at June 29, 2005 we also had $115 million of convertible senior subordinated debt outstanding at a fixed interest rate of 2.75%. We also had outstanding an additional $4.9 million of other senior debt. At June 29, 2005, our borrowing availability was $58.8 million based on the financial covenants in our credit facility.
Full Year 2004
     Our working capital was $279.7 million at December 31, 2004, an increase of 76.9% from $158.1 million at December 31, 2003. The increase was due primarily to a $237.5 million increase in current assets partly offset by a $115.9 million increase in current liabilities. Accounts receivable increased $91.5 million during 2004, of which $64.1 million resulted from the acquisitions of businesses from GE and the remainder from the increased sales volume. Accounts payable increased $70.2 million in 2004, with $59.1 million resulting from the acquisitions and a general increase in accounts payable due to improved business activity at the end of 2004 versus at the end of 2003. Other accrued expenses increased $31.8 million in 2004 as a result of the acquisitions due. Our current ratio at December 31, 2004 decreased to 2.4:1 from 3.0:1 at year-end 2003.
     Cash flow from operations was $38.2 million in 2004, a 35.3% decrease from $59.0 million in 2003. Increases in inventories and receivables resulting from the increased sales volumes, in part offset by higher payables, account for the decrease. Cash flow used in investing activities totaled $338.5 million versus $16.6 million in 2003. Capital spending decreased by $1.7 million to $16.3 million. The net cash paid for the acquisitions of the commercial AC and HVAC motors and capacitors businesses totaled $327.9 million. Offsetting these investments were the proceeds from the sale of facilities and equipment, which totaled $5.9 million. Our commitments for property, plant and equipment as of December 31, 2004 were approximately $2.3 million. We believe that our present facilities, augmented by planned capital expenditures, are sufficient to provide adequate capacity for our operations in 2005.
     Cash flow provided by financing activities was $322.4 million, as funds were obtained to finance our acquisitions. The addition to long-term debt of $115 million represents the gross proceeds of the convertible senior subordinated debt offering we completed in April 2004. We repurchased $12.5 million of our common stock simultaneously with the closing of the debt offering. The aggregate financing fees of $5.9 million were associated with the debt offering and our amended and restated credit agreement on December 30, 2004. The net borrowings of long-term debt of $236.8 million reflects using the $99.3 million net proceeds of the debt offering to repay loans under our credit facility, the borrowing of approximately $342 million under our credit facility to fund the cash portions of our two acquisitions and $5.9 million net repayments of long-term debt provided by our 2004 business operations. We paid $11.9 million in dividends during 2004.

     Our primary financing source is our $475 million long-term unsecured revolving credit facility that expires on May 5, 2009. Our credit facility was increased by $250 million in December 2004 from the previous $225 million. We are required under our credit facility to maintain specified financial ratios and to satisfy certain financial condition tests. We were in compliance with all of these ratios and tests as of December 31, 2004. Those tests consist of a minimum interest coverage ratio of 3.75 to 1.0, a maximum funded debt to EBITDA ratio of 4.00 to 1.0, a maximum senior funded debt to EBITDA ratio of 3.00 to 1, and a minimum net worth consisting of the sum of $435.0 million plus 50% of net income for each quarter ending after March 31, 2005 plus 75% of the net proceeds of all issuances of equity securities by the Company. At year-end 2004, we had $46.8 million of available borrowing capacity. We believe we will satisfy the financial ratios and tests specified in our credit facility for the foreseeable future. We also believe that the combination of our operating cash flow, which has averaged over $50 million per year over the last three years and we believe is indicative of what we might achieve in 2005, and borrowing availability under our credit facility will provide sufficient cash flow to finance our existing operations for the foreseeable future. (See also Note 5 of Notes to Consolidated Financial Statements.)
     As a result of our capital structure, we are exposed to interest rate risk. Except for the $115 million of convertible senior subordinated debt, virtually all our debt is under our credit facility with a variable interest rate based on a margin above the LIBOR. As a result, interest rate changes impact our future earnings and cash flows assuming other factors are constant. A hypothetical 10% change in the LIBOR rate on the Facility debt outstanding at December 31, 2004 would result in an annual after-tax change in net income of $645,000. We had no material foreign currency rate risk at December 31, 2004.
Critical Accounting Policies
     Revenue Recognition. We recognize revenue upon transfer of title, which generally occurs upon shipment of the product to the customer. The pricing of products sold is generally supported by customer purchase orders, and accounts receivable collection is reasonably assured at the time of shipment. Estimated discounts and rebates are recorded as a reduction of sales in the same period revenue is recognized. Product returns and credits are estimated and recorded at the time of shipment based upon historical experience. Shipping and handling costs are recorded as revenue when billed to the customers.
     Goodwill and Other Intangibles. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized; however it is tested for impairment at least annually, with any resulting adjustment charged to the results of operations. Amortization continues to be recorded for other intangible assets with definite lives.
     Retirement Plans. Approximately half of our domestic employees are covered by defined benefit pension plans with the remaining domestic employees covered by defined contribution plans. The large majority of our foreign employees are covered by mandated government programs. Our obligations under our domestic defined benefit plans are determined with the assistance of actuarial firms. The actuaries make certain assumptions regarding such factors as withdrawal rates and mortality rates. The actuaries also provide us with information and recommendations from which management makes further assumptions on such factors as the long-term expected rate of return on plan assets, the discount rate on benefit obligations and where applicable, the rate of annual compensation increases. Based upon the assumptions made, the investments made by the plans, overall conditions and movement in financial markets, particularly the stock market and how actual withdrawal rates, life-spans of benefit recipients and other factors differ from assumptions, annual expenses and recorded assets or liabilities of these defined benefit plans may change significantly from year to year. Based on our annual review of actuarial assumptions as well as historical rates of return on plan assets and existing long-term bond rates, we set the long-term rate of return on plan assets at 8.75% and the discount rate at 5.75% for our defined benefit plans as of December 31, 2004. We expect our domestic defined benefit pension expenses in 2005 to increase approximately $1.8 million from 2004, due primarily to the two acquisitions we made from GE in 2004.
     Use of Estimates and Assumptions. The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Our management bases its estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Further discussion of our accounting policies is contained in the Notes to Consolidated Financial Statements.
New Accounting Pronouncements
     In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This statement changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, where practical to do so. This statement is applicable for fiscal years beginning after December 15, 2005. We do not anticipate that this standard will have a material effect on our financial position, results of operations or cash flows.
     In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment”, which requires companies to expense the value of employee stock options and similar awards. This Statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. This Statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123R(R) is effective beginning with our third quarter of 2005. Our management is currently assessing the impact of adopting SFAS No. 123(R).
     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” an amendment of ARB No. 43, Chapter 4. The amendments made by SFAS No. 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The pronouncement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The adoption of this pronouncement is not expected to have a significant impact on our results of operations or financial position.

MANAGEMENT
     The following table sets forth information as of August 10, 2005 concerning our executive officers. All of our officers serve terms of one year and until their successors are elected and qualified.

Name	Age	Position	Business Experience and Principal Occupation

James L. Packard	62	Executive Chairman	Appointed Executive Chairman in April 2005; served as Chairman from 1986 to April 2005; served as Chief Executive Officer from 1984 to April 2005; served as President from 1980 to April 2002; joined the company in 1979.
Henry W. Knueppel	57	President and Chief Executive Officer	Elected President and Chief Executive Officer in April 2005; served as President and Chief Operating Officer from April 2002 to April 2005; served as Executive Vice President from 1987 to April 2002.
David A. Barta	43	Vice President, Chief Financial Officer	Joined the Company in July 2004 and was elected Vice President, Chief Financial Officer in 2004. Prior to joining the Company, served in several financial management positions for Newell Rubbermaid Inc. from 1995 to June 2004, serving most recently as Chief Financial Officer Levelor/Kirsch Division. His prior positions included Vice President—Group Controller Corporate Key Accounts, Vice President—Group Controller Rubbermaid Group, Vice President Investor Relations, and Chief Financial Officer Newell Window Furnishings/Kirsch.
Mark Gliebe	44	Vice President and President of the Electric Motors Group	Joined the Company in January 2005, following our acquisition of the HVAC motors and capacitors businesses from GE; previously employed by GE as the General Manager of GE Motors & Controls in the GE Consumer & Industrial business unit from June 2000 to December 2004 and General Manager of GE Industrial Motors from January 1999 to June 2000.
Kenneth F. Kaplan	60	Vice President, Treasurer and Secretary	Joined the Company in September 1996 and served as Vice President, Chief Financial Officer and Secretary until July 2004; has served in his current position since July 2004.
David L. Eisenreich	62	Vice President and President of Mechanical Components and Power Generation	Elected Vice President and named President of Motor Technologies Group in 2001; Senior Vice President of Operations at Marathon Electric from 1997 until 2001.
Fritz Hollenbach	51	Vice President, Administration and Human Resources	Named Vice President, Administration and Human Resources in 2001; Vice President Human Resources in Mechanical Group from 1994 until 2001.

SELLING SHAREHOLDER
     The table below sets forth the number of shares beneficially owned by GE as of August 10, 2005.

Shares Beneficially Owned

Percentage of
			Outstanding	Percentage of
	Number of	Number of	Shares	Outstanding
	Shares Before	Shares After	Before	Shares After
Name of Selling Shareholder	Offering	Offering(1)	Offering	Offering(1)

General Electric Company	4,559,048	594,658	15.7%	2.0%
3135 Easton Turnpike
Fairfield, CT 06828

(1)	Assuming no exercise of the overallotment option. If the option is exercised in full, GE will not own any shares after the offering.
     In connection with our acquisition of the HVAC motors and capacitors businesses from GE, we entered into a shareholder agreement with GE related to the common stock we issued to GE in the transaction. For a discussion of the material terms of the shareholder agreement, see “Selling Shareholder” in the accompanying prospectus. On May 31, 2005, we and GE amended the shareholder agreement to extend the date by which we must use our commercially reasonable best efforts to complete an offering of a portion of GE’s shares of common stock to September 12, 2005.

UNDERWRITING
     Under an underwriting agreement dated August 11, 2005, we and the selling shareholder have agreed to sell to the underwriters named below the indicated numbers of our common shares.

Number
Underwriter	of Shares

Robert W. Baird & Co. Incorporated	2,435,748
Banc of America Securities LLC	979,594
Wachovia Securities	979,594
Jefferies & Company, Inc.	529,510
Barrington Research Associates, Inc.	185,329
Morgan Joseph & Co. Inc.	185,329

Total	5,295,104

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of our common stock in the offering if any are purchased, other than those shares covered by the over-allotment option we describe below.
     We and the selling shareholder have granted to the underwriters a 30-day option to purchase on a pro-rata basis up to 794,265 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of our common stock.
     The underwriters propose to offer the shares of our common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $0.81 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the offering, the representatives may change the public offering price and concession and discount to broker/dealers. As used in this section:

•	Underwriters are securities broker/dealers that are parties to the underwriting agreement and will have a contractual commitment to purchase shares of our common stock from us, and the representatives are the six firms acting on behalf of the underwriters.

•	Selling group members are securities broker/dealers to whom the underwriters may sell shares of our common stock at the public offering price less the selling concession above, but who do not have a contractual commitment to purchase shares from us.

•	Broker/dealers are firms registered under applicable securities laws to sell securities to the public.

•	The syndicate consists of the underwriters and the selling group members.

The following table summarizes the compensation to be paid to the underwriters:

	Per Share		Total

	Without	With	Without	With
	over-allotment	over-allotment	over-allotment	over-allotment

Underwriting discounts and commissions payable by us	$1.356	$1.356	$1,804,448	$2,075,115
Underwriting discounts and commissions payable by the selling shareholder	1.356	1.356	5,375,713	6,182,069

Total			$7,180,161	$8,257,184

     The underwriting fee will be an amount equal to the offering price per share to the public of the common stock, less the amount paid by the underwriters to us and the selling shareholder per share of common stock. The underwriters’ compensation was determined through arms’ length negotiations between us, the selling shareholder and the representatives.
     We estimate the expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, which we estimate to be $450,000. Expenses include the Securities and Exchange Commission filing fees, New York Stock Exchange listing fees, printing, legal, accounting, and transfer agent and registrar fees, and other miscellaneous fees and expenses.
     We, our directors and key officers and the selling shareholder have agreed not to offer, sell, transfer, pledge, contract to sell, transfer or pledge any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of shares of our common stock without the prior written consent of Robert W. Baird & Co. Incorporated for a period of 90 days after the date of this prospectus. We have further agreed not to file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, relating to any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of shares of our common stock during such 90-day period. These restrictions, however, will not apply to our ability to grant employee or director stock options under the terms of stock option plans in effect on the date of this prospectus or to issue our common stock upon any exercise of these options. The restrictions will also not apply to transfers by our directors and key officers by gift, will or intestacy so long as the transferee agrees not to make further transfers of the shares during the 90-day period. The 90-day period may be extended under certain circumstances where we announce earnings or material news or a material event during the last 17 days of the 90-day period or if prior to the expiration of the 90-day period, we announce that we will release earnings within the 16-day period after the last day of the 90 day period.
     We and the selling shareholder have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in that respect.
     The shares of our common stock are traded on the New York Stock Exchange under the symbol “RBC.”

     Some of the underwriters and their affiliates have provided, and may provide in the future, advisory and investment banking services to us, for which they have received and would receive customary compensation.
     G. Frederick Kasten, Jr., the Chairman and a director of Robert W. Baird & Co. Incorporated (an underwriter of this offering), is one of our directors. Banc of America Securities LLC and Wachovia Securities, underwriters in this offering, are affiliates of Bank of America, N.A. and Wachovia Bank, N.A., respectively. Bank of America, N.A. and Wachovia Bank, N.A., are among the creditors under our credit facility to which the proceeds received by the company from this offering will be applied. Bank of America, N.A. and Wachovia Bank, N.A. will in the aggregate receive more than 10% of the net proceeds from this offering in the form of repayment of borrowings outstanding under the credit facility. Accordingly this offering is being made pursuant to NASD Rule 2710(h).
     The representatives on behalf of the underwriters may engage in over-allotment transactions, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position.

•	Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum.
     Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions. These stabilizing transactions and syndicate covering transactions may cause the price of our common stock to be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.
     The selling shareholder may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, and any proceeds from the sale of our common stock received by it may be deemed to be underwriting compensation under the Securities Act of 1933. To the extent the selling shareholder may be deemed to be an underwriter, it may be subject to certain statutory liabilities under the Securities Act of 1933, including but not limited to Sections 11 and 12 of the Securities Act of 1933.

INCORPORATION OF DOCUMENTS BY REFERENCE
     We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus supplement;

•	we are disclosing important information to you by referring you to those documents; and

•	information we file with the SEC will automatically update and supersede information contained in this prospectus supplement.
     We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and before the end of the offering of the securities pursuant to this prospectus supplement:

•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2004;

•	our Quarterly Reports on Form 10-Q for our fiscal quarters ended March 31, 2005 and June 29, 2005;

•	our Current Reports on Form 8-K dated August 30, 2004 (filed September 3, 2004), as amended by Form 8-K/A on October 12, 2004), December 30, 2004, December 31, 2004 (as amended by Form 8-K/A on February 14, 2005), January 11, 2005, January 26, 2005, January 26, 2005 (as amended by Form 8-K/A on February 11, 2005), April 22, 2005, May 31, 2005 and August 11, 2005; and

•	the description of our common stock and common share purchase rights contained in our Registration Statement on Form 8-A, filed January 18, 2005, including any amendment or report filed for the purpose of updating such description.
     Information in this prospectus supplement supersedes related information in the documents listed above, and information in subsequently filed documents supersedes related information in this prospectus supplement, the accompanying prospectus and the incorporated documents.
     We will promptly provide, without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus supplement, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. Requests should be directed to:
Corporate Secretary
REGAL-BELOIT Corporation
200 State Street
Beloit, WI 53511
(608) 364-8800
LEGAL MATTERS
     The validity of the shares of our common stock offered hereby will be passed upon for us by Foley & Lardner LLP. Some legal matters will be passed upon for the underwriters by Quarles & Brady LLP.

INDEX TO HISTORICAL CONSOLIDATED
FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of REGAL-BELOIT CORPORATION:
     We have audited the accompanying consolidated balance sheets of REGAL-BELOIT CORPORATION and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ investment and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of REGAL-BELOIT CORPORATION and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
March 8, 2005

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
     The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004 using the criteria set forth in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As permitted by the Public Company Accounting Oversight Board auditing standards, the acquisitions of the two General Electric businesses acquired by the Company in 2004 (which represented 21% of total assets at December 31, 2004 and 7% of 2004 revenues) were excluded from the scope of management’s assessment of internal control over financial reporting as of December 31, 2004. Based on this assessment, the Company’s management believes that, as of December 31, 2004, the Company’s internal control over financial reporting was effective based on those criteria.
     The Company’s auditors, Deloitte & Touche LLP, have issued an attestation report on management’s assessment of the Company’s internal control over financial reporting. That attestation report follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of REGAL-BELOIT CORPORATION:
     We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that REGAL-BELOIT CORPORATION and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report Over Financial Reporting, management excluded from their assessment the internal control over financial reporting at the CAC and HVAC businesses which were acquired on August 30, 2004 and December 31, 2004, respectively, and whose financial statements reflect total assets and revenues constituting 21% and 7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004. Accordingly, our audit did not include the internal control over financial reporting at the CAC or HVAC businesses. The Company’s management is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected in a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control as of December 31, 2004, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated March 8, 2005 expressed an unqualified opinion on those financial statements.
DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
March 8, 2005

REGAL-BELOIT CONSOLIDATED BALANCE SHEETS
In Thousands of Dollars, Except Share Information

	December 31

	2004	2003

ASSETS
Current Assets:
Cash and Cash Equivalents	$31,275	$9,100
Receivables, Less Allowance for Doubtful Accounts of $2,376 in 2004 and $1,432 in 2003	176,941	85,468
Income Tax Receivable	242	223
Future Income Tax Benefits	6,493	5,104
Inventories	246,816	131,121
Prepaid Expenses and Other Current Assets	13,152	6,411

Total Current Assets	474,919	237,427
Property, Plant and Equipment:
Land and Improvements	19,026	12,290
Buildings and Improvements	104,460	88,812
Machinery and Equipment	335,307	260,634

Property, Plant and Equipment, at Cost	458,793	361,736
Less: Accumulated Depreciation	(205,120)	(192,638)

Net Property, Plant and Equipment	253,673	169,098
Goodwill	544,440	311,216
Purchased Intangible Assets, net of Amortization	52,058	—
Other Noncurrent Assets	26,962	16,704

Total Assets	$1,352,052	$734,445

LIABILITIES AND SHAREHOLDERS’ INVESTMENT
Current Liabilities:
Accounts Payable	$106,374	$36,179
Dividends Payable	3,483	3,004
Accrued Compensation and Employee Benefits	30,256	18,151
Other Accrued Expenses	44,094	12,321
Income Taxes Payable	10,731	9,543
Current Maturities of Long-Term Debt	271	125

Total Current Liabilities	195,209	79,323
Long-Term Debt	547,350	195,677
Deferred Income Taxes	48,663	46,186
Other Noncurrent Liabilities	17,359	11,658
Minority Interest in Consolidated Subsidiaries	5,292	2,897
Shareholders’ Investment:
Common Stock, $.01 Par Value, 50,000,000 Shares Authorized, 29,798,188 Issued in 2004 and 25,191,656 Issued and Outstanding in 2003	298	250
Additional Paid-in Capital	263,790	132,313
Less: Treasury Stock, at Cost, 774,100 Shares in 2004 and 159,900 Shares in 2003	(15,228)	(2,727)
Retained Earnings	288,837	270,760
Unearned Compensation	(224)	—
Accumulated Other Comprehensive Income (Loss)	706	(1,892)

Total Shareholders’ Investment	538,179	398,704

Total Liabilities and Shareholders’ Investment	$1,352,052	$734,445

See accompanying Notes to Consolidated Financial Statements

REGAL-BELOIT CONSOLIDATED STATEMENTS OF INCOME
In Thousands of Dollars, Except Shares Outstanding and Per Share Data

	For the Year Ended December 31,

	2004	2003	2002

Net Sales	$756,557	$619,098	$605,292
Cost of Sales	589,497	472,343	462,149

Gross Profit	167,060	146,755	143,143
Operating Expenses	111,898	99,529	95,916

Income from Operations	55,162	47,226	47,227
Interest Expense	6,787	6,462	9,399
Interest Income	183	79	149

Income before Income Taxes and Minority Interest	48,558	40,843	37,977
Provision for Income Taxes	15,728	14,792	13,182

Income before Minority Interest	32,830	26,051	24,795
Minority Interest in Income, Net of Tax	2,395	845	277

Net Income	$30,435	$25,206	$24,518

Earnings Per Share	$1.24	$1.01	$1.01
Earnings Per Share — Assuming Dilution	$1.22	$1.00	$1.01
Average Number of Shares Outstanding	24,602,868	25,029,942	24,186,839
Average Number of Shares — Assuming Dilution	24,904,287	25,246,088	24,310,165
See accompanying Notes to Consolidated Financial Statements.

REGAL-BELOIT CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ INVESTMENT
(In Thousands of Dollars, Except Per Share Data)

		Common					Accumulated
		Stock	Additional				Other
	Comprehensive	$.01 Par	Paid-In	Treasury	Unearned	Retained	Comprehensive
	Income	Value	Capital	Stock	Compensation	Earnings	Income (Loss)	Total

Balance, December 31, 2001		$210	$41,967	$(2,727)	$—	$244,564	$(3,864)	$280,150
Net Income	$24,518	—	—	—	—	24,518	—	24,518
Dividends Declared ($.48 per share)		—	—	—	—	(11,512)	—	(11,512)
Translation Adjustments	1,607	—	—	—	—	—	1,607	1,607
Additional Pension Liability, Net of Tax	(3,580)	—	—	—	—	—	(3,580)	(3,580)

Comprehensive Income	$22,545

Stock Options Exercised		—	278	—	—	—	—	278
Stock Offering		40	89,922	—	—	—	—	89,962

Balance, December 31, 2002		250	132,167	(2,727)	—	257,570	(5,837)	381,423
Net Income	$25,206	—	—	—	—	25,206	—	25,206
Dividends Declared ($.48 per share)		—	—	—	—	(12,016)	—	(12,016)
Translation Adjustments	4,111	—	—	—	—	—	4,111	4,111
Change in Fair Value of Hedging Activities, Net of Tax	160	—	—	—	—	—	160	160
Hedging Activities Reclassified into Earnings from Other Comprehensive Income	—	—	—	—	—	—	—	—
Additional Pension Liability, Net of Tax	(326)	—	—	—	—	—	(326)	(326)

Comprehensive Income	$29,151

Stock Options Exercised		—	146	—	—	—	—	146

Balance, December 31, 2003		250	132,313	(2,727)	—	270,760	(1,892)	398,704
Net Income	$30,435	—	—	—	—	30,435	—	30,435
Dividends Declared ($.48 per share)		—	—	—	—	(12,358)	—	(12,358)
Translation Adjustments	2,903	—	—	—	—	—	2,903	2,903
Change in Fair Value of Hedging Activities, Net of Tax	864	—	—	—	—	—	864	864
Hedging Activities Reclassified into Earnings from Other Comprehensive Income	(511)	—	—	—	—	—	(511)	(511)
Additional Pension Liability, Net of Tax	(658)	—	—	—	—	—	(658)	(658)

Comprehensive Income	$33,033

Unearned Compensation, Net of Amortization		—	288	—	(224)	—	—	64
Stock Issued for Acquisition		46	130,343	—	—	—	—	130,389
Common Stock Repurchased		—	—	(12,501)	—	—	—	(12,501)
Stock Options Exercised		2	846	—	—	—	—	848

Balance, December 31, 2004		$298	$263,790	$(15,228)	$(224)	$288,837	$706	$538,179

See accompanying Notes to Consolidated Financial Statements.

REGAL-BELOIT CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of Dollars)

	For the Year Ended
	December 31

	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$30,435	$25,206	$24,518
Adjustments to Reconcile Net Income to Net Cash Provided from Operating Activities:
Depreciation	21,061	21,014	22,134
Amortization	552	—	—
Provision for Deferred Income Taxes	1,089	2,377	4,103
Minority Interest in Earnings of Subsidiaries	2,395	845	277
Gain on Sale of Property, Plant, and Equipment	(2,380)	—	—
Change in Assets and Liabilities, Net of Acquisitions:
Receivables	(28,813)	(4,582)	1,289
Inventories	(16,481)	6,483	(311)
Accounts Payable	14,483	2,915	3,334
Current Liabilities and Other	15,823	4,707	(935)

Net Cash Provided from Operating Activities	38,164	58,965	54,409
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to Property, Plant and Equipment	(16,281)	(17,965)	(10,754)
Business Acquisitions, Net of Cash Acquired	(327,851)	(717)	(1,939)
Sale of Property, Plant and Equipment	5,929	259	205
Other	(306)	1,833	539

Net Cash Used in Investing Activities	(338,509)	(16,590)	(11,949)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Stock Offering	—	—	89,962
Additions to Long-Term Debt	115,000	—	1,290
Net Borrowings (Repayments) Under Revolving Credit Facility	236,819	(27,165)	(124,110)
Repurchase of Common Stock	(12,501)	—	—
Stock Issued Under Option Plans	848	146	278
Financing Fees Paid	(5,851)	—	—
Dividends Paid to Shareholders	(11,879)	(12,014)	(11,015)

Net Cash Provided from (Used in) Financing Activities	322,436	(39,033)	(43,595)
EFFECT OF EXCHANGE RATE ON CASH:	84	167	97

Net Increase (Decrease) in Cash and Cash Equivalents	22,175	3,509	(1,038)
Cash and Cash Equivalents at Beginning of Year	9,100	5,591	6,629

Cash and Cash Equivalents at End of Year	$31,275	$9,100	$5,591

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash Paid During the Year for:
Interest	$5,981	$6,355	$9,656
Income Taxes	$8,847	$3,585	$7,075
Non-Cash Investing: Issuance of Common Stock in Connection with Acquisition	$130,389	—	—
See accompanying Notes to Consolidated Financial Statements.

REGAL-BELOIT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For The Three Years Ended December 31, 2004

(1)	Nature of Operations
     REGAL-BELOIT CORPORATION (the Company) is a United States-based multinational corporation. The Company reports in two segments, the Mechanical segment, with its principal line of business in mechanical products which control motion and torque, and the Electrical segment, with its principal line of business in electric motors and power generation products. The principal markets for the Company’s products and technologies are within the United States.

(2)	Accounting Policies
Principles of Consolidation
     The consolidated financial statements include the accounts of the Company and its subsidiaries where the Company owns at least 50% of the subsidiary’s equity. Those subsidiaries include: Shanghai Marathon GeXin Electric Co. Ltd. of 55%, Shanghai Regal-Beloit & Jinling Co. Ltd of 50% and GE Holmes Industries Far East Ltd. of 50%. All significant intercompany accounts and transactions are eliminated.
Use of Estimates
     Management’s best estimates of certain amounts are required in preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and actual results could differ from those estimates.
Revenue Recognition
     The Company recognizes revenue upon transfer of title, which generally occurs upon shipment of the product to the customer. The pricing of products sold is generally supported by customer purchase orders, and accounts receivable collection is reasonably assured at the time of shipment. Estimated discounts and rebates are recorded as a reduction of sales in the same period revenue is recognized. Product returns and credits are estimated and recorded at the time of shipment based upon historical experience. Shipping and handling costs are recorded as revenue when billed to the customers.
Cash and Cash Equivalents
     Cash equivalents consist of highly liquid investments which are readily convertible to cash, present insignificant risk of changes in value due to interest rate fluctuations and have original or purchased maturities of three months or less.
Accounts Receivable
     Accounts receivable are stated at estimated net realizable value. Accounts receivable comprise balances due from customers net of estimated allowances for uncollectible accounts. In determining collectibility, historical trends are evaluated and specific customer issues are reviewed to arrive at appropriate allowances.

REGAL-BELOIT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Inventories
     The approximate percentage distribution between major classes of inventory is as follows:

	December 31,

	2004	2003

Raw Material	13%	11%
Work In Process	25%	20%
Finished Goods and Purchased Parts	62%	69%
Inventories are stated at cost, which is not in excess of market. Cost for approximately 87% of the Company’s inventory at December 31, 2004 and 82% in 2003, was determined using the last-in, first-out (LIFO) method. If all inventories were valued on the first-in, first-out (FIFO) method, they would have increased by $13,922,000 and $3,555,000 as of December 31, 2004 and 2003, respectively. Material, labor and factory overhead costs are included in the inventories.
     The Company reviews it inventories for excess and obsolete products or components. Based on an analysis of historical usage and management’s evaluation of estimated future demand, market conditions and alternative uses for possible excess or obsolete parts, reserves are recorded or changed.
Property, Plant and Equipment
     Property, plant and equipment are stated at cost. Depreciation of plant and equipment is provided principally on a straight line basis over the estimated useful lives of 10 to 45 years for buildings and improvements, 3 to 15 years for machinery and equipment. Accelerated methods are used for income tax purposes. The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.
Goodwill and Other Intangibles
     In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized; however it is tested for impairment at least annually with any resulting adjustment charged to the results of operations. Amortization continues to be recorded for other intangible assets with definite lives.
Stock-Based Compensation
     The Company accounts for stock-based compensation plans under the intrinsic value method in accordance with the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. No stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying stock. Had compensation cost for these plans been determined consistent with FASB Statement No. 123 “Accounting for Stock-Based Compensation”, the Company’s net income

REGAL-BELOIT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and earnings per share (“EPS”) would have been reduced to the following pro-forma amounts:

	(In thousands, except per
	share data)

	2004	2003	2002

Net Income:
As Reported	$30,435	$25,206	$24,518
Add: Total stock-based employee compensation expense included in net income, net of related tax effects	117	69	52
Deduct: Total stock-based employee compensation expense, net of related tax effects	(839)	(497)	(578)

Pro Forma	$29,713	$24,778	$23,992

Earnings Per Share:
As Reported	$1.24	$1.01	$1.01
Pro Forma	$1.21	$.99	$.99
Earnings Per Share — Assuming Dilution:
As Reported	$1.22	$1.00	$1.01
Pro Forma	$1.19	$.98	$.99
     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002, respectively: risk-free interest rates of 4.0%, 3.5% and 4.5%; expected dividend yield of 2.25%, 2.5% and 2.5%; expected option lives of 7.0 for all years; expected volatility of 35%, 37% and 32%.
     Under the 2003 Equity Incentive Plan, the Company may issue grants of restricted stock. The value of the grant is amortized as compensation expense over the vesting period on a straight-line basis. The unamortized balance is reflected as a component of shareholder’s investment
Earnings per Share (EPS)
     Basic and diluted earnings per share are computed and disclosed under SFAS No. 128, “Earnings Per Share”. Diluted earnings per share is computed based upon earnings applicable to common shares divided by the weighted-average number of common shares outstanding during the period adjusted for the effect of other dilutive securities.
     Options for common shares where the exercise price was above the market price at December 31 have been excluded from the calculation of effect of dilutive securities shown below. The amount of these shares was 62,850, 714,650 and 749,650 for 2004, 2003 and 2002,

REGAL-BELOIT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
respectively. The following table reconciles the basic and diluted shares used in the per share calculations:

	December 31

	2004	2003	2002

Denominator for basic EPS	24,602,868	25,029,942	24,186,839
Effect of dilutive securities	301,419	216,146	123,326

Denominator for diluted EPS	24,904,287	25,246,088	24,310,165

Foreign Currency Translation
     For those operations using a functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at weighted-average exchange rates. The resulting translation adjustments are recorded as a separate component of shareholders’ investment. Gains and losses from foreign currency transactions are included in net earnings, which were immaterial in all years.
Impairment of Long-Lived Assets and Amortizable Intangible Assets
     Property, plant and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses these assets for impairment based on estimated future cash flows from these assets. Such analyses necessarily involve significant judgment.
Product Warranty Reserves
     The Company maintains reserves for product warranty to cover the stated warranty periods for its products. Such reserves are established based on an evaluation of historical warranty experience and specific significant warranty matters when they become known and can reasonably be estimated.
Accumulated Other Comprehensive Income (Loss)
     Foreign currency translation adjustments, unrealized gains and losses on derivative instruments and minimum pension liability adjustments are included in shareholder’s investment under accumulated other comprehensive income (loss). The components of the ending balances of accumulated other comprehensive income (loss) are as follows:

	2004	2003

Additional pension liability, net of tax	$(6,093)	$(5,435)
Translation adjustments	6,286	3,383
Hedging activities, net of tax	513	160

Total	$706	$(1,892)

REGAL-BELOIT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Derivative Instruments
     SFAS No. 133, as amended, requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of the hedging relationships. Any fair value changes are recorded in net earnings or accumulated other comprehensive income (loss).
     The Company has entered into certain commodity forward contracts in connection with the management of its exposure to fluctuations in certain raw material commodity pricing. These derivative instruments have been designated as cash flow hedges. The entire value of these hedges at December 31, 2004, which is shown above in “Accumulated Other Comprehensive Income (Loss),” is expected to be realized in 2005.
Legal and Environmental Claims
     The Company records expenses and liabilities when the Company believes that an obligation of the Company on a specific matter is probable and there is a basis to reasonably estimate the value of the obligation. This methodology is used for environmental matters and legal claims that are filed against the Company from time to time. The uncertainty that is associated with such matters frequently requires adjustments to the liabilities previously recorded.
Life Insurance Policies
     The Company maintains life insurance policies on certain officers and management which name the Company as beneficiary. The total face value of these policies was $11,008,000 at December 31, 2004 and $11,756,000 at December 31, 2003. The cash surrender value, net of policy loans, is $3,315,000 and $806,000 at December 31, 2004 and 2003, respectively, and is included as a component of Other Noncurrent Assets.
Reclassifications
     Certain reclassifications were made to the 2003 and 2002 financial statements to conform to the 2004 presentation.
New Accounting Pronouncements
     In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment”, which requires companies to expense the value of employee stock options and similar awards. This Statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. This Statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123R(R) is effective beginning the Company’s third quarter of 2005. Management is currently assessing the impact of adopting SFAS No. 123(R).
     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” an amendment of ARB No. 43. The amendments made by SFAS No. 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to

REGAL-BELOIT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
inventory based on the normal capacity of the production facilities. The pronouncement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The adoption of this pronouncement is not expected to have a significant impact on the Company’s results of operations or financial position.

(3)	Goodwill and Other Intangibles
     SFAS No. 142, “Goodwill and Other Intangible Assets,” establishes financial accounting and reporting for acquired goodwill and other intangible assets. The Company reports in two segments, the Electrical segment and the Mechanical segment. The Company has elected to perform its annual test for impairment during the fourth quarter. The Company utilizes a discounted cash flow model to estimate the fair value of the reporting units. The Company performed its most recent analysis as of November 30, 2004, and based upon reasonable assumptions of cash flows and cost of capital, concluded that there continues to be no impairment of goodwill. The following information presents changes to goodwill during the periods indicated:

	Electrical	Mechanical	Total
	Segment	Segment	Company

Balance, December 31, 2002	$312,735	$530	313,265
Adjustments	(2,049)	—	(2,049)

Balance, December 31, 2003	310,686	530	311,216
Acquisitions	233,224	—	233,224

Balance, December 31, 2004	$543,910	$530	$544,440

     Preliminary appraisals have been made of the tangible and intangible assets purchased with the GE HVAC motors and capacitors businesses and the GE Commercial AC motor business in 2004. (See Note 10, “Acquisitions” of Notes to Consolidated Financial Statements.) These preliminary appraisals are reflected in the Company’s balance sheet as of December 31, 2004. These appraisals may be updated when finalized. A preliminary total of $52.6 million of intangible assets with finite lives has been determined, as of the dates of the acquisitions. At December 31, 2004, the value of such intangible assets was $52.0 million, net of the $552,000 amortization recorded in 2004. There were no such assets at December 31, 2003. There are no intangible assets with indefinite lives.
Summary of Intangible Assets with Definite Lives

Asset		Accumulated	Useful
Description	Gross Value	Amortization	Life

	($ thousands)	($ thousands)
Non-Compete Agreements	$2,500	$33	5 Years
Trademarks	4,900	386	3-5 Years
Patents	15,400	23	10 Years
Engineering Drawings	1,200	7	10 Years
Customer Relationships	28,600	103	10 Years

REGAL-BELOIT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Estimated future amortization

2005	2006	2007	2008	2009	Thereafter

$6,384,000	$6,384,000	$6,380,000	$5,238,000	$5,205,000	$22,467,000

(4)	Leases and Rental Commitments
     Rental expenses charged to operations amounted to $6,568,000 in 2004, $7,097,000 in 2003, and $6,928,000 in 2002. The Company has future minimum rental commitments under operating leases as shown in the following table:

(In thousands
Year	of dollars)

2005	$3,894
2006	3,350
2007	2,930
2008	1,439
2009	928
Thereafter	2,070

(5)	Long-Term Debt and Bank Credit Facilities
     Long-term debt consists of the following:

	December 31,

	2004	2003

	(In thousands
	of dollars)
Revolving Credit Facility	$426,500	$191,000
Convertible Senior Subordinated Debt	115,000	—
Other	6,121	4,802

	547,621	195,802
Less: Current maturities	271	125

Noncurrent portion	$547,350	$195,677

     On December 30, 2004, the Company and its lenders entered into the First Amendment to the Amended and Restated Credit Agreement dated as of May 5, 2004. The First Amendment increased the facility commitment amount from $225,000,000 to $475,000,000 and changed other terms and conditions to provide to the Company the $270,000,000 cash portion of the purchase price of the Company’s December 31, 2004 acquisition from General Electric Co. (See Note 10, “Acquisitions,” of Notes to Consolidated Financial Statements.)
     The Company maintained at December 31, 2004, this amended $475,000,000 unsecured revolving credit facility which expires May 5, 2009 (the “Facility”). The Facility permits the Company to borrow at interest rates based upon a margin above LIBOR, which margin varies with the ratio of debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”). These interest rates also vary with LIBOR. The Company also pays a

REGAL-BELOIT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
commitment fee on the unused amount of the $475,000,000 maximum credit limit, which fee rate also varies with the debt to EBITDA ratio. The Facility includes various financial covenants regarding minimum net worth, permitted debt levels and minimum interest coverage. Those tests consist of a minimum interest coverage ratio of 3.75 to 1.0, a maximum funded debt to EBITDA ratio of 4.00 to 1.0, a maximum senior funded debt to EBITDA ratio of 3.00 to 1, and a minimum net worth consisting of the sum of $435.0 million plus 50% of net income for each quarter ending after March 31, 2005 plus 75% of the net proceeds of all issuances of equity securities by the Company. The Company was in compliance with all financial covenants as of December 31, 2004.
     The average balance outstanding under the Facility in 2004 was $150,596,000 and in 2003 was $217,236,000. The average interest rate paid under the Facility was 2.7% in both 2004 and 2003. At December 31, 2004, the interest rate paid on the outstanding balance of the Facility was 3.9%. The Company also paid an unused commitment fee under the facility which was .30% of the unused balance of $48,500,000 at December 31, 2004. The Company had $46,808,000 of available borrowing capacity under the Facility at December 31, 2004, after deducting $92,000 for outstanding Facility—issued standby letters of credit and $1,600,000 outstanding Swingline.
     The Company, at December 31, 2004, also had $115,000,000 of convertible senior subordinated notes outstanding, which were issued on April 5, 2004. The notes, which are unsecured and due in 2024, bear interest at a fixed rate of 2.75% for five years, and may increase thereafter at .25% of the average trading price of a note if certain conditions are met after five years. The Company may not call the notes for five years, and the note holders may only put the notes back to the Company at approximately the 5th, 10th and 15th year anniversaries of the issuance of the notes. In October 2004, the Company amended the indenture to eliminate its option to issue stock upon a conversion request, and require the Company to pay only cash, up to the $115,000,000 par value of the notes. The Company retained the option to either pay cash, issue its stock or a combination thereof, for value above par, which is above the $25.56 stock conversion price. With the change to the indenture, the Company qualifies for the Treasury Stock method of accounting for this convertible debt in accordance with EITF 04-8.
     Based on the borrowing rates currently available to the Company for bank loans and for convertible senior subordinated debt, the fair market value of the long-term debt is not materially different from the carrying value.

REGAL-BELOIT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Maturities of long-term debt are as follows:

(In thousands
Year	of dollars)

2005	$271
2006	880
2007	216
2008	154
2009	428,100
Thereafter	118,000

Total	$547,621

(6)	Contingencies and Commitments
     An action was filed on June 4, 2004 and amended in September 2004, against one of the Company’s subsidiaries, Marathon Electric Manufacturing Corporation (“Marathon”), by Enron Wind Energy Systems, LLC, Enron Wind Contractors, LLC and Zond Minnesota Construction Company, LLC (collectively, “Enron Wind”). The action was filed in the United States Bankruptcy Court for the Southern District of New York where each of the Enron Wind entities has consolidated its Chapter 11 bankruptcy petition as part of the Enron Corporation bankruptcy proceedings. In the action against Marathon, Enron Wind has asserted various claims relating to the alleged failures and/or degradations of performance of about 564 generators sold by Marathon to Enron Wind from 1997 to 1999. In January 2001, Enron Wind and Marathon entered into a “Generator Warranty and Settlement Agreement and Release of All Claims” (“Warranty Agreement”). This Warranty Agreement resolved various issues related to past performance of the generators, provided a limited warranty related to the generators going forward, and contained a release by all parties of any claims related to the generators other than those arising out of the obligations contained in the Warranty Agreement.
     Enron Wind is seeking to recover the purchase price of the generators and transportation costs totaling about $21 million. In addition, although the Warranty Agreement contains a waiver of consequential, incidental, and punitive damages, Enron Wind claims that this limitation is unenforceable and seeks recovery of consequential and incidental damages incurred by it and by its customers, as well as punitive damages, related to the Marathon generators. Enron Wind has asserted claims of breach of contract, breach of the implied covenant of good faith and fair dealing, promissory fraud, and intentional interference with contractual relations. Marathon has filed a motion with the court seeking to have many of Enron Wind’s claims dismissed. The court has not yet ruled on this motion.
     The Company believes that this action is without merit and that it has meritorious defenses to the action. The Company intends to defend vigorously all of the asserted claims. The litigation is in an early discovery phase and it is difficult for the Company to predict the impact the litigation may ultimately have on the Company’s results of operations or financial condition, including the expenses the Company may incur to defend against the action. As of

REGAL-BELOIT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, no amounts have been recorded in the Company’s financial statements related to this contingency.
     In March 2004, the Company received notice from the U.S. Environmental Protection Agency (“U.S. EPA”) that it was identified as one of three potentially responsible parties regarding an environmental site in Illinois. The Company had previously reached a settlement in 1999 with the U.S. EPA regarding the same site. Management provided its expert’s assessment of this site to the U.S. EPA, which has not proceeded with any enforcement action. Based on the facts, the Company believes that there will be no further assessments related to this site. As of December 31, 2004, no amounts have been recorded in the Company’s financial statements related to this contingency.
     The Company is, from time to time, party to lawsuits arising from its normal business operations. It is believed that the outcome of these lawsuits will have no material effect on the Company’s financial position or its results of operations.
     The Company recognizes the cost associated with its standard warranty on its products at the time of sale. The amount recognized is based on historical experience. The following is a reconciliation of the changes in accrued warranty costs for 2004 and 2003:

	2004	2003

	(In thousands
	of dollars)
Balance, beginning of year	$(2,953)	$(3,431)
Payments	5,325	5,915
Provision	(5,545)	(5,437)
Additions from acquisitions	(1,834)	—

Balance, end of year	$(5,007)	$(2,953)

     Provision for virtually all warranties is made in the year of issuance.

(7)	Retirement Plans
     The Company has a number of retirement plans that cover most of its employees. The plans include defined contribution plans and defined benefit plans. The defined contribution plans provide for Company contributions based, depending on the plan, upon one or more of participant contributions, service and profits. Company contributions to defined contribution plans totaled $4,455,000, $2,283,000, and $2,299,000 in 2004, 2003 and 2002, respectively.
     Benefits provided under defined benefit plans are based, depending on the plan, on employees’ average earnings and years of credited service, or a benefit multiplier times years of service. Funding of these qualified defined benefit plans is in accordance with federal laws and regulations.

REGAL-BELOIT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The Company’s defined benefit pension assets are invested in equity securities and fixed income investments based on the Company’s overall strategic investment direction as follows:

	Target

	Allocation	Return

Equity investments	70%	9-10%
Fixed income	30%	6-7%

Total	100%	8.75%

     The Company’s investment strategy for its defined benefit plans is to achieve moderately aggressive growth, earning a long-term rate of return sufficient to at least maintain the plans in a fully funded status. Accordingly, allocation targets have been established to fit this strategy, with a heavier long-term weighting of investments in equity securities. The long-term rate of return assumption considers historic returns adjusted for changes in overall economic conditions that may affect future returns and a weighting of each investment class.
     The defined benefit pension plan assets were invested as follows as of December 31 of each year:

	2004	2003

Equity investments	73%	74%
Fixed income	27%	26%

Total	100%	100%

     In 2003, the Company changed for financial reporting purposes the actuarial valuation measurement date for its pension plans from September 30 to December 31. Management believes that a measurement date of December 31 is preferable because it better reflects the actual balances of the plans as of the Company’s balance sheet date. This change did not have a significant effect on 2003 or prior years’ pension expense.
     The actuarial computations utilized the following assumptions:

Benefit Obligation	2004	2003

Discount rate	5.75%	6.25%
Rates of increase in compensation level	0- 2.75%	0- 2.5%

Net Periodic Pension Cost	2004	2003	2002

Discount rate	6.25%	7.0%	7.5%
Expected long-term rate of return on assets	8.75%	8.75%	9.0%
Rates of increase in compensation levels	0- 2.5%	0- 3.0%	0- 3.75%

REGAL-BELOIT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Net periodic pension benefit costs for the defined benefit plans were as follows:

	2004	2003	2002

	(In thousands of dollars)
Service cost	$1,462	$1,389	$1,336
Interest cost	3,609	3,346	3,233
Expected return on plan assets	(4,295)	(4,717)	(5,438)
Net amortization and deferral	1,063	172	(157)

Net periodic expense (income)	$1,839	$190	$(1,026)

     The following table presents a reconciliation of the funded status of the defined benefit plans:

	2004	2003

	(In thousands of
	dollars)
Change in projected benefit obligation:
Obligation at beginning of period	$57,751	$48,184
Service cost	1,462	1,389
Interest cost	3,609	3,346
Actuarial loss	628	7,245
Plan amendments	310	—
Benefits paid	(2,089)	(2,413)

Obligation at end of period	$61,671	57,751

Change in fair value of plan assets:
Fair value of plan assets at beginning of period	49,616	40,958
Actual return on plan assets	4,799	10,688
Employer contributions	1,317	383
Benefits paid	(2,089)	(2,413)

Fair value of plan assets at end of period	53,643	49,616

Funded status	(8,028)	(8,135)
Unrecognized net actuarial loss	16,728	17,657
Unrecognized prior service costs	1,278	1,069

Net amount recognized	$9,978	$10,591

Amounts recognized in balance sheets Prepaid benefit cost	$8,399	$9,012
Accrued benefit liability	(9,312)	(8,060)
Intangible asset	1,221	1,005
Accumulated other comprehensive loss	9,670	8,634

Net amount recognized	$9,978	$10,591

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the defined benefit plans with accumulated benefit obligations in excess of plan assets were $28,366,000, $28,287,000 and $18,975,000 respectively, as of December 31, 2004,

REGAL-BELOIT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and $25,317,000, $25,301,000 and $17,241,000, respectively, as of December 31, 2003. Total accumulated benefit obligations for all defined benefit plans totaled $57,819,000, and $55,320,000 at December 31, 2004 and 2003, respectively. The Company estimates that, in 2005, it will make contributions in the amount of $628,000 to fund its defined benefit plans. This estimate does not include contributions yet to be calculated, if any, that may be made in 2005 relating to new participants in the Company’s defined benefit pension plans as a result of the Company’s acquisitions from General Electric Co. in 2004. (See Note 10, “Acquisitions,” of Notes to Consolidated Financial Statements.)

(8)	Shareholders’ Investment
     The Company has two stock option plans available for new grants to officers, directors and key employees, the 2003 Equity Incentive Plan and the 1998 Stock Option Plan, as amended. Additionally, the Company’s 1991 Flexible Stock Incentive Plan and the 1987 Stock Option Plan, which have expired as to new grants, have shares previously granted remaining outstanding. Options under all the plans were granted at prices that equaled the market value on the date of the grant and with a maximum term of 10 years from the date of grant. Options vest over various periods up to 10 years.
     Grants of restricted stock, which vest three years from the grant date given continuous employment over the three years is attained, have been awarded to certain officers under the 2003 Equity Incentive Plan. There were 14,175 shares of restricted stock outstanding at December 31, 2004. Unamortized deferred compensation expense with respect to the restricted stock grants amounted to $224,000 at December 31, 2004 and is being amortized over a three year vesting period. Deferred compensation expense aggregated $64,000 in 2004.
     A summary of restricted stock granted during 2004 is as follows:

Shares Granted	14,175
Weighted-Average Fair Value of Restricted Shares granted during year	$20.30
     A summary of the Company’s stock option plans follows:

	At December 31, 2004

	1987 Plan	1991 Plan	1998 Plan	2003 Plan

Total Plan shares	450,000	1,000,000	1,000,000	1,500,000
Options granted	449,850	762,882	946,900	290,750
Restricted stock granted				14,175
Options outstanding	4,550	324,184	936,100	290,750
Restricted stock outstanding				14,175
Options available for grant	—	—	53,100	1,195,075

REGAL-BELOIT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     A summary of the status of the Company’s stock option plans as of December 31, 2004, 2003 and 2002, and changes during the years then ended is presented below:

	2004		2003		2002

		Weighted Average		Weighted Average		Weighted Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Outstanding at beginning of year	1,282,618	$21.22	1,125,754	$21.98	1,460,124	$18.49
Granted	382,500	20.77	233,750	17.70	38,250	19.97
Exercised	(51,034)	16.56	(11,586)	12.59	(357,370)	7.77
Forfeited	(58,500)	20.03	(65,300)	19.58	(15,250)	21.43

Outstanding at end of year	1,555,584	$21.53	1,282,618	$21.22	1,125,754	$21.98
Options exercisable at year-end	919,534		823,168		710,904
Weighted-average fair value of options granted during the year	$6.96		$5.55		$6.52
     The following table provides information on the three Plans at various exercise price ranges:

	Range of Exercise Prices

	$12.50-$18.75	$18.76-$28.14	$28.15-$32.44	Total

Options outstanding at 12/31/04	266,684	1,226,050	62,850	1,555,584
Options exercisable at 12/31/04	162,634	694,050	62,850	919,534
     On January 28, 2000, the Board of Directors approved a Shareholder Rights Plan (the “Plan”). Pursuant to this Plan, one common share purchase right is included with each outstanding share of common stock. In the event the rights become exercisable, each right will initially entitle its holder to buy one-half of one share of the Company’s common stock at a price of $60 per share (equivalent to $30 per one-half share), subject to adjustment. The rights will become exercisable if a person or group acquires, or announces an offer for, 15% or more of the Company’s common stock. The Company amended its Shareholder Rights Plan in December 2004 to raise to 20% the limit for General Electric Co., to whom the Company issued 4,559,048 shares on December 31, 2004 as part of the purchase price of acquiring GE’s HVAC motors and capacitors business. The 4,559,048 shares owned by GE at December 31, 2004 represented 15.7% of the Company’s outstanding shares. In the event the 15% limitation is exceeded, or 20% if by GE, each right will thereafter entitle the holder to purchase, at the right’s then-current exercise price, common stock of the Company or, depending on the circumstances, common stock of the acquiring corporation having a market value of twice the full share exercise price. The rights may be redeemed by the Company at a price of one-tenth

REGAL-BELOIT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
of one cent per right at any time prior to the time a person or group acquires 15% or more, or 20% or more if by GE, of the Company’s common stock. The rights expire on January 28, 2010, unless otherwise extended.
     The Board of Directors approved in 2000 a repurchase program of up to 2,000,000 common shares of Company stock. Management was authorized to effect purchases from time to time in the open market or through privately negotiated transactions. In April 2004, in association with the Company’s convertible subordinated debt offering, the Company repurchased 614,200 shares of its stock at a price of $20.35. Through December 31, 2004, the Company has repurchased 774,100 shares at an average purchase price of $19.67 per share.

(9)	Income Taxes
     Income before income taxes and minority interest consisted of the following:

	2004	2003	2002

	(In thousands of dollars)
United States	$36,689	$36,076	$35,354
Foreign	11,869	4,767	2,623

Total	$48,558	$40,843	$37,977

     The provision for income taxes is summarized as follows:

	2004	2003	2002

	(In thousands of dollars)
Current
Federal	$9,565	$9,990	$7,321
State	1,181	1,009	1,017
Foreign	3,893	1,416	741

	14,639	12,415	9,079
Deferred	1,089	2,377	4,103

Total	$15,728	$14,792	$13,182

     A reconciliation of the statutory Federal income tax rate and the effective tax rate reflected in the statements of income follows:

	2004	2003	2002

Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	1.6	1.6	1.7
Resolution of tax matters	(4.7)	—	—
Prior period tax refund	—	—	(1.3)
Impact of UK Property Sale	(1.0)	—	—
Other, net	1.0	(0.4)	(0.7)

Effective tax rate	31.9%	36.2%	34.7%

REGAL-BELOIT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The favorable impact from the resolution of tax matters resulted from the 4th quarter 2004 resolution of a state tax nexus issue and the completion of several federal and state tax audits.
     Deferred taxes arise primarily from differences in amounts reported for tax and financial statement purposes. The Company’s net deferred tax liability as of December 31, 2004 of $42,170,000 is classified on the consolidated balance sheet as a current income tax benefit of $6,493,000 and a long-term deferred income tax liability of $48,663,000. The December 31, 2003 net deferred tax liability was $41,082,000, consisting of a current income tax benefit of $5,104,000 and a long-term deferred income tax liability of $46,186,000. The components of this net deferred tax liability are as follows:

	December 31

	2004	2003

	(In thousands of
	dollars)
Federal operating loss carry forward	$—	$28
Accrued employee benefits	6,850	3,243
Bad debt reserve	380	463
Warranty reserve	810	809
Other	629	1,503

Deferred tax assets	8,669	6,046
Property related	(26,464)	(26,031)
Intangible items	(19,655)	(15,616)
Inventory	(4,720)	(5,481)

Deferred tax liabilities	(50,839)	(47,128)

Net deferred tax liability	$(42,170)	$(41,082)

     No valuation allowances were recorded at December 31, 2004 and 2003.

(10)	Acquisitions
     On August 30, 2004, the Company acquired the Commercial AC motors (“CAC”) business from the General Electric Company. The business combination expands the Company’s product offering through extensions of existing product lines and new product applications into existing and new market segments. The customer base also expands the Company’s OEM and distributor relationships. In addition to the acquisition of the CAC assets, the Company also assumed certain liabilities, including but not limited to accounts payable, certain accrued compensation and benefits and certain other accrued expenses. The purchase price paid for CAC was approximately $72.0 million in cash, subject to a working capital adjustment upon final completion of the closing balance sheet. The final working capital adjustment may impact the dollar amount of tangible assets, liabilities, or goodwill. On a preliminary basis, approximately $45.5 million of the purchase price was allocated to the net assets acquired, $8.3 million was allocated to intangible assets with definite lives and the remaining $18.2 million was recorded as goodwill. The value assigned to intangible assets is

REGAL-BELOIT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
based on a preliminary valuation and the potential exists for revisions as the valuation is finalized.
     CAC is a leading manufacturer and marketer of a full line of fractional and subfractional AC electric motors for pump, compressor, equipment and commercial HVAC applications, with expected annual sales on a normalized basis of approximately $130 million. Included in the acquisition were motor manufacturing facilities in Juarez, Mexico and technology resources in Hyderbad, India. CAC financial results for four months ending December 31, 2004 are included in the Company’s 2004 financial statements in the Electrical segment.
     At 11:59 p.m. on December 31, 2004, the Company acquired the HVAC motors and capacitors businesses from General Electric Company. The business combination provides the Company a leading market position for electric motors used in central heating and air conditioning and expansion of the Company’s customer base to include major HVAC original equipment manufacturers. In addition, the acquisition expands the Company’s global manufacturing and technology capabilities, including the patented ECM technology. In addition to the HVAC assets, the Company also assumed certain liabilities, including but not limited to accounts payable, certain accrued compensation and benefits and certain other accrued expenses. The purchase price paid for HVAC was approximately $400.0 million, subject to a working capital adjustment upon final completion of the closing balance sheet. The final working capital adjustment may impact the dollar amount of tangible assets, liabilities, or goodwill. The purchase price consisted of approximately $270.0 million in cash and 4,559,048 shares of common stock of the Company which was valued at approximately $130.0 million. On a preliminary basis, approximately $140.8 million of the purchase price was allocated to the net assets acquired, $44.3 million was allocated to intangible assets with definite lives and the remaining $215.0 million was recorded as goodwill. The value assigned to intangible assets is based on a preliminary valuation and the potential exists for revisions as the valuation is finalized.
     The HVAC motor business, which represents approximately 90% of the revenues of the acquired businesses, produces a full line of electric motors for use in residential and commercial HVAC systems. The capacitors business represents the balance of the revenues and produces a line of capacitors used in HVAC applications, high intensity lighting and other applications. In total, the business had sales of $442.0 million in 2004. Results for the HVAC business will be included in the Electrical segment. Included in the acquisition were motor manufacturing facilities in Faridabad, India; Reynosa, Mexico; and Springfield, Missouri; and a capacitor manufacturing facility in Juarez, Mexico. The acquired businesses also maintain technology development, administrative and sales support teams in Fort Wayne, Indiana and electric motor engineering resources located in Hyderbad, India.
     GE entered into a shareholder agreement with Regal-Beloit related to the Company’s common stock issued to GE in the transaction. The shareholder agreement, among other things, includes provisions, subject to limitations and a sharing formula, for sharing of gains or losses resulting from GE’s liquidation of the Company’s stock. Any such gains or losses will be recorded directly to shareholders’ investment consistent with EITF 97-15 “Accounting for Contingency Arrangements Based on Security Prices in a Purchase Business Combination.” In addition, the Company and GE have entered into several transition service agreements.

REGAL-BELOIT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
These agreements are related to transition support in areas such as warehousing, computer systems, and accounting services. The duration of the various agreements ranges from six months to three years, depending on the specific agreement. The amount paid to GE under these agreements in 2004 was $1.0 million.
     Proforma results for 2004 and 2003, assuming these acquisitions were completed on January 1, 2003 (excluding any synergies, cost reductions, additional sales opportunities, or future tax benefits) and a summary of the assets acquired and liabilities assumed, including the detail of intangible assets acquired, are as follows:
REGAL-BELOIT Proforma Including HVAC and CAC (unaudited)

	2004	2003

Sales	$1,295,228	$1,145,872
Cost of Sales	1,007,404	888,129

Gross Profit	287,824	263,743
Operating Expenses	167,872	159,624

Income from Operations	119,952	104,119
Interest Expense	16,467	16,360
Interest Income	347	79

Income Before Taxes and Minority Interest	103,832	87,838
Provision for Income Taxes	36,455	30,722

Income Before Minority Interest	67,377	57,116
Minority Interest in Income, Net of Tax	3,055	1,864

Net Income	$64,322	$55,252

Earnings per Share	$2.21	$1.87
Earnings per Share — Assuming Dilution	$2.18	$1.85

REGAL-BELOIT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Opening Balance Sheet Summary (Preliminary)

	At August 30,	At December 31,
	2004 CAC	2004 HVAC

	($ thousands)
Cash	$—	$13,689
Accounts Receivable	16,199	45,517
Inventory	25,100	73,150
Prepaid Expenses	1,254	278

Total Current Assets	42,553	132,634
Net Property, Plant, & Equipment	22,975	74,592
Goodwill (100% of which is expected to be deductible for tax purposes)	18,204	215,020
Purchased Intangible Assets	8,300	44,310
Other Non-Current Assets	—	4,100

Total Assets	$92,032	$470,656

Accounts Payable	$10,228	$45,211
Other Liabilities	10,018	25,302
Shareholders Equity	71,786	400,143

Total Liabilities & Equity	$92,032	$470,656

Preliminary Summary of Intangible Assets with Definite Lives

Asset Description	CAC	HVAC	Total	Useful Life

	($ millions)
Non-Compete Agreements	$0.5	$2.0	$2.5	5 Years
Trademarks	3.8	1.1	4.9	3-5 Years
Patents	0.7	14.7	15.4	10 Years
Engineering Drawings	0.2	1.0	1.2	10 Years
Customer Relationships	3.1	25.5	28.6	10 Years

Total	$8.3	$44.3	$52.6

     Included in accounts payable on December 31, 2004 was $38.4 million consisting of amounts payable to GE related to trade payables, transition services fees payable, and other payables of the acquired businesses.
     On September 16, 2002, the Company purchased, for cash, select assets of the Powertrax® product line of Vehicular Technologies. The purchased assets included inventory and certain intangible assets. The operating results and purchased assets are not material to the performance or financial position of the Company. In November 2002, the Company entered into an agreement to form a joint venture effective January 1, 2003, with Shanghai Jinling Co., Ltd. The Company acquired, for a combination of cash and investment of machinery and technology, a 50% ownership in Shanghai Micro Motor, Shanghai Jinling’s sub-fractional and

REGAL-BELOIT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
fractional motor company, which was already a supplier to the Company. The purchased assets are not material to the financial position of the Company.

(11)	Industry Segment Information
     The Company’s reportable segments are strategic businesses that offer different products and services. The Company has two such reportable segments: Mechanical and Electrical. The Mechanical segment principally produces mechanical products that control motion and torque for sale to original equipment manufacturers and distributors. The Electrical segment principally produces electric motors and power generation equipment for sale to original equipment manufacturers and distributors.
     The Company evaluates performance based on the segment’s income from operations. Corporate costs have been allocated to each segment based primarily on the net sales of each segment. The reported net sales of each segment are solely from external customers. No single customer accounts for 10% or more of the Company’s net sales. The Company’s products manufactured and sold outside the United States were approximately 14%, 12% and 9% of net sales in 2004, 2003 and 2002, respectively. Export sales from U.S. operations were approximately 7%, 5% and 5% in 2004, 2003 and 2002, respectively.
     Pertinent data for each reportable segment in which the Company operated for the three years ended December 31, 2005 is as follows:

					Depreciation
		Income From	Identifiable	Capital	and
	Net Sales	Operations	Assets	Expenditures	Amortization

	(In thousands of dollars)
2004
Mechanical	$199,590	$15,720	$140,163	$7,408	$7,790
Electrical	556,967	39,442	1,211,889	8,873	15,490

Total REGAL-BELOIT	$756,557	$55,162	$1,352,052	$16,281	$23,280

2003
Mechanical	$180,741	$13,349	$121,976	$6,229	$7,373
Electrical	438,357	33,877	612,469	11,736	14,699

Total REGAL-BELOIT	$619,098	$47,226	$734,445	$17,965	$22,072

2002
Mechanical	$186,716	$11,678	$124,053	$3,522	$8,410
Electrical	418,576	35,549	609,935	7,232	14,764

Total REGAL-BELOIT	$605,292	$47,227	$733,988	$10,754	$23,174

REGAL-BELOIT CORPORATION CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands of Dollars)

	June 29,	Dec. 31,
	2005	2004

	(Unaudited)	(From
		audited
		statements)
ASSETS
Current Assets:
Cash and Cash Equivalents	$29,066	$31,275
Receivables, less Allowance for Doubtful Accounts of $2,742 in 2005 and $2,376 in 2004	200,178	176,941
Deferred Income Taxes	4,148	6,493
Inventories	234,642	246,816
Prepaid Expenses and Other Current Assets	30,549	13.394

Total Current Assets	498,583	474,919
Property, Plant and Equipment:
Land and Improvements	17,204	19,026
Buildings and Improvements	102,443	104,460
Machinery and Equipment	335,004	335,307

Property, Plant and Equipment, at Cost	454,651	458,793
Less — Accumulated Depreciation	(204,780)	(205,120)

Net Property, Plant and Equipment	249,871	253,673
Goodwill	554,038	544,440
Purchased Intangible Assets, net of Amortization	48,866	52,058
Other Noncurrent Assets	23,925	26,962

Total Assets	$1,375,283	$1,352,052

LIABILITIES AND SHAREHOLDERS’ INVESTMENT
Current Liabilities:
Accounts Payable	$82,116	$106,374
Dividends Payable	3,781	3,483
Accrued Compensation and Employee Benefits	39,284	30,256
Other Accrued Expenses	54,477	44,094
Income Taxes Payable	19,313	10,731
Current Maturities of Long-Term Debt	476	271

Total Current Liabilities	199,447	195,209
Long-Term Debt	536,895	547,350
Deferred Income Taxes	48,653	48,663
Other Noncurrent Liabilities	19,901	17,359
Minority Interest in Consolidated Subsidiaries	5,115	5,292
Shareholders’ Investment:
Common Stock, $.01 par value, 50,000,000 shares authorized, 29,860,022 issued in 2005 and 29,798,188 issued in 2004	299	298
Additional Paid-In Capital	265,826	263,790
Less — Treasury Stock, at cost 774,100 shares in 2005 and 2004	(15,228)	(15,228)
Retained Earnings	312,302	288,837
Unearned Compensation	(844)	(224)
Accumulated Other Comprehensive Income	2,917	706

Total Shareholders’ Investment	565,272	538,179

Total Liabilities and Shareholders’ Investment	$1,375,283	$1,352,052

See accompanying notes.

REGAL-BELOIT CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In Thousands of Dollars, Except Per Share Data)

	Three Months Ended		Six Months Ended

	June 29,	June 29,	June 29,	June 29,
	2005	2004	2005	2004

	(Unaudited)
Net Sales	$368,768	$177,652	$706,591	$340,736
Cost of Sales	288,950	136,811	558,329	261,708

Gross Profit	79,818	40,841	148,262	79,028
Operating Expenses	44,007	26,667	86,586	52,322

Income From Operations	35,811	14,174	61,676	26,706
Interest Expense	5,894	1,509	11,348	2,836
Interest Income	28	29	76	32

Income Before Taxes & Minority Interest	29,945	12,694	50,404	23,902
Provision For Income Taxes	10,996	4,558	18,638	8,594

Income Before Minority Interest	18,949	8,136	31,766	15,308
Minority Interest in Income, Net of Tax	504	507	1,035	819

Net Income	$18,445	$7,629	$30,731	$14,489

Per Share of Common Stock:
Earnings Per Share — Basic	$.63	$.31	$1.06	$.59
Earnings Per Share — Assuming Dilution	$.62	$.31	$1.03	$.58
Cash Dividends Declared	$.13	$.12	$.25	$.24
Average Number of Shares Outstanding — Basic	29,064,518	24,450,391	29,049,209	24,744,342
Average Number of Shares Outstanding — Assuming Dilution	29,720,400	24,677,155	29,982,397	24,977,674
See accompanying notes.

REGAL-BELOIT CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of Dollars)

	Six Months Ended

	June 29,	June 29,
	2005	2004

	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$30,731	$14,489
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,845	11,031
Gain on sale of assets	(101)	–
Change in assets and liabilities	(15,718)	(9,209)

Net cash provided by operating activities	33,757	16,311

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(15,549)	(6,699)
Business acquisitions, net of cash acquired	(5,490)	–
Sale of property, plant and equipment	4,156	1,169
Other, net	(344)	(2,828)

Net cash used in investing activities	(17,227)	(8,358)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (payment of) long-term debt	(11,018)	18,976
Repurchase of common stock	–	(12,499)
Dividends paid to shareholders	(6,968)	(6,011)
Dividends paid to minority partners	(1,315)	–
Stock issued under option plans	1,146	553
Capitalized financial fees	–	(3,801)

Net cash used in financing activities	(18,155)	(2,782)
EFFECT OF EXCHANGE RATE ON CASH	(584)	12

Net (decrease) increase in cash and cash equivalents	(2,209)	5,159
Cash and cash equivalents at beginning of period	31,275	9,100

Cash and cash equivalents at end of period	$29,066	$14,259

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$10,628	$2,234
Income taxes	$5,497	$5,559
See accompanying notes.

REGAL-BELOIT CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 29, 2005
(Unaudited)

1.	Basis of Presentation
     The condensed consolidated financial statements include the accounts of REGAL-BELOIT Corporation and its wholly owned subsidiaries and have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. All adjustments which management believes are necessary for a fair presentation of the results for the interim periods presented have been reflected and are of a normal recurring nature. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These statements should be read in conjunction with the financial statements and the notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 Annual Report”).

2.	Inventories
     Cost for approximately 88% of the Company’s inventory is determined using the last-in, first-out (LIFO) inventory valuation method. The approximate percentage distribution between major classes of inventories is as follows:

	June 29,	December 31,
	2005	2004

Raw Material	14%	13%
Work-in Process	25%	25%
Finished Goods	61%	62%

REGAL-BELOIT CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Comprehensive Income
     The Company’s comprehensive income for the second quarter and six months of 2005 and 2004 is as follows:

	Second Quarter
	Ended		Six Months Ended

	June 29,	June 29,	June 29,	June 29,
	2005	2004	2005	2004

	(In thousands of dollars)
Net income as reported	$18,445	$7,629	$30,731	$14,489
Comprehensive income (expense) from:
Cumulative translation adjustments	(729)	(592)	(1,978)	(615)
Changes in fair value of hedging activities, net of tax	2,409	(91)	5,108	190
Hedging activities reclassified into earnings from accumulated other comprehensive income (“AOCI”), net of tax	(73)	(49)	(1,178)	(180)

	1,607	(732)	1,952	(605)

Comprehensive income	$20,052	$6,897	$32,683	$13,884

4.	Warranty Costs
     The Company recognizes the cost associated with its standard warranty on its products at the time of sale. The amount recognized is based on historical experience. The following is a reconciliation of the changes in accrued warranty costs for the second quarter and six months of 2005 and 2004:

	Second Quarter
	Ended		Six Months Ended

	June 29,	June 29,	June 29,	June 29,
	2005	2004	2005	2004

	(In thousands of dollars)
Beginning balance	$5,237	$2,966	$5,007	$2,953
Deduct: Payments	(1,149)	(1,104)	(2,805)	(2,220)
Add: Provision	1,527	1,161	3,413	2,290

Ending balance	$5,615	$3,023	$5,615	$3,023

REGAL-BELOIT CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Business Segments
     The Company operates two strategic businesses that are reportable segments: Mechanical and Electrical.

	Mechanical Segment				Electrical Segment
	Second Quarter		Six Months		Second Quarter		Six Months

	June 29,	June 29,	June 29,	June 29,	June 29,	June 29,	June 29,	June 29,
	2005	2004	2005	2004	2005	2004	2005	2004

	(In thousands of dollars)
Net sales	$51,546	$51,142	$100,147	$98,040	$317,222	$126,510	$606,444	$242,696
Income from operations	$3,139	$3,889	$5,876	$6,634	$32,672	$10,285	$55,800	$20,072
-% of net sales	6.1%	7.6%	5.9%	6.8%	10.3%	8.1%	9.2%	8.3%
Goodwill at end of period	$530	$530	$530	$530	$553,508	$310,686	$553,508	$310,686

6.	Goodwill and Other Intangibles
     Changes in the carrying amount of goodwill for the six months ended June 29, 2005 are as follows (in millions):

	Electrical	Mechanical
	Segment	Segment	Total

Balance as of December 31, 2004	$543.9	$0.5	$544.4
GE HVAC acquisition adjustments	5.4	–	5.4
GE HVAC and CAC acquisition costs	3.3	–	3.3
Acquisition of Changzhou Modern Technologies	.9	–	.9

Balance as of June 29, 2005	$553.5	$0.5	$554.0

     Preliminary appraisals by an independent valuation firm have been made of the tangible and intangible assets purchased with the GE HVAC Motors and Capacitors businesses and the GE Commercial AC Motors business in 2004. The preliminary adjustments result from management’s review and valuation of acquired assets of the businesses. For the six months ended June 29, 2005, the above adjustments result primarily from the adjustment of finished goods inventory to fair market value.

REGAL-BELOIT CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Other intangible assets consisted of the following (in millions):

	December 31, 2004

	Weighted-	Carrying	Accumulated
	Average Life (yrs)	Amount	Amortization	Net

Amortized intangible assets:
Non-Compete Agreements	5.0	$2.5	$0.0	$2.5
Trademarks	4.0	4.9	0.4	4.5
Patents	10.0	15.4	0.0	15.4
Engineering Drawings	10.0	1.2	0.0	1.2
Customer Relationships	10.0	28.6	0.2	28.4

Total	9.2	$52.6	$0.6	$52.0

	June 29, 2005

	Weighted-	Carrying	Accumulated
	Average Life (yrs)	Amount	Amortization	Net

Amortized intangible assets:
Non-Compete Agreements	5.0	$2.5	$0.3	$2.2
Trademarks	4.0	4.9	1.1	3.8
Patents	10.0	15.4	0.8	14.6
Engineering Drawings	10.0	1.2	0.1	1.1
Customer Relationships	10.0	28.6	1.4	27.2

Total	9.2	$52.6	$3.7	$48.9

     Amortization expense recorded for the six months ended June 29, 2005 was $3.2 million. Estimated amortization expense is $6.4 million in each of 2005, 2006, and 2007, $5.2 million in 2008 and 2009, and $22.5 million thereafter. We perform an annual evaluation of our goodwill and intangible assets in the fourth quarter of each fiscal year for impairment as required by SFAS 142, “Goodwill and Other Intangible Assets”.

7.	Stock-based Compensation
     The Company accounts for stock-based compensation plans under the intrinsic value method in accordance with the recognition and measurement principles of Accounting Principles Board Opinion No. 23, “Accounting for Stock Issued to Employees”, and related interpretations. For stock options, no compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying stock. Had compensation cost for these plans been determined consistent with FASB Statement No. 123 “Accounting for Stock-Based Compensation”, the Company’s net

REGAL-BELOIT CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
income and earnings per share (“EPS”) would have been reduced to the following pro-forma amounts:

	Second Quarter		Six Months Ended

	June 29,	June 29,	June 29,	June 29,
	2005	2004	2005	2004

	(In thousands of dollars)
Net Income:
As reported	$18,445	$7,629	$30,731	$14,489
Deduct: Total stock-based employee compensation expense, net of related tax effects	(415)	(229)	(882)	(368)
Add: Total stock-based employee compensation included in net income, net of related tax effects	102	32	262	49

Pro-forma	$18,132	$7,432	$30,111	$14,170
Earnings per share—basic:
As reported	$.63	$.31	$1.06	$.59
Pro-forma	$.62	$.30	$1.04	$.57
Earnings per share—assuming dilution:
As reported	$.62	$.31	$1.03	$.58
Pro-forma	$.61	$.30	$1.01	$.57
     The fair value of each stock option is estimated using the Black-Scholes pricing model. The compensation expense included in net income is primarily for restricted stock.
     In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment”, which requires companies to expense the value of employee stock options and similar awards. This Statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. This Statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123(R) will be effective beginning January 1, 2006. Management is currently assessing the impact of adopting SFAS No. 123(R).

REGAL-BELOIT CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Pension Plans
     The Company accounts for its defined benefit pension plans under the provisions of SFAS No. 87, “Employers’ Accounting for Pensions”. The Company’s net periodic pension cost is comprised of the following components:

	Second Quarter		Six Months Ended

	June 29,	June 29,	June 29,	June 29,
	2005	2004	2005	2004

	(In thousands of dollars)
Service cost	$651	$366	$1,302	$731
Interest cost	886	902	1,772	1,804
Expected return on plan assets	(1,123)	(1,073)	(2,246)	(2,147)
Amortization of prior service cost	32	25	64	50
Amortization of net loss	244	240	488	480

Net periodic benefit cost	$690	$460	$1,380	$918

     In the second quarter and six months of 2005, the Company contributed $110,000 to defined benefit pension plans. In the comparable periods of 2004, the Company contributed $279,000 and $348,000, respectively, to defined benefit pension plans. The Company expects to contribute an additional $220,000 over the balance of 2005, for a total of $330,000 in 2005 contributions. The assumptions used in the valuation of the Company’s pension plans and in the target investment allocation have remained the same as those disclosed in the Company’s 2004 Annual Report.

9.	Earnings Per Share (EPS)
     The numerator for the calculation of basic and diluted earnings per share is net income. The denominator is computed as follows (in thousands):

	Second Quarter
	Ended		Six Months Ended

	June 29,	June 29,	June 29,	June 29,
	2005	2004	2005	2004

Denominator for basic EPS—weighted average shares	29,065	24,450	29,049	24,744
Effect of dilutive securities	655	227	933	234

Denominator for diluted EPS	29,720	24,677	29,982	24,978
     The increase from June 29, 2004 in dilutive securities in the quarter and six months ended June 29, 2005, was due primarily to the effect of shares attributable to the Company’s convertible senior subordinated debt. Options for common shares where the exercise price was above the market price at June 29, totaling 376,000 and 917,000 shares in 2005 and 2004, respectively, have been excluded from the calculation of the effect of dilutive securities, the effect of such options being anti-dilutive.

REGAL-BELOIT CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Contingencies
     An action was filed on June 4, 2004, and amended in September 2004, against one of the Company’s subsidiaries, Marathon Electric Manufacturing Corporation (“Marathon”), by Enron Wind Energy Systems, LLC, Enron Wind Contractors, LLC and Zond Minnesota Construction Company, LLC (collectively, “Enron Wind”). The action was filed in the United States Bankruptcy Court for the Southern District of New York where each of the Enron Wind entities has consolidated its Chapter 11 bankruptcy petition as part of the Enron Corporation bankruptcy proceedings. In the action against Marathon, Enron Wind has asserted various claims relating to the alleged failures and/or degradations of performance of about 564 generators sold by Marathon to Enron Wind from 1997 to 1999. In January 2001, Enron Wind and Marathon entered into a “Generator Warranty and Settlement Agreement and Release of All Claims” (“Warranty Agreement”). This Warranty Agreement resolved various issues related to past performance of the generators, provided a limited warranty related to the generators going forward, and contained a release by all parties of any claims related to the generators other than those arising out of the obligations contained in the Warranty Agreement.
     Enron Wind is seeking to recover the purchase price of the generators and transportation costs totaling about $21 million. In addition, although the Warranty Agreement contains a waiver of consequential, incidental, and punitive damages, Enron Wind claims that this limitation is unenforceable and seeks recovery of consequential, incidental and punitive damages incurred by it and by its customers, totaling an additional $100 million. Enron Wind has asserted claims of breach of contract, breach of the implied covenant of good faith and fair dealing, promissory fraud, and intentional interference with contractual relations. Marathon has filed a motion with the court seeking to have many of Enron Wind’s claims dismissed. Enron Wind recently has filed a motion with the court seeking a declaration that Marathon had an obligation under the Warranty Agreement to repair or replace the generators in the first instance regardless of whether an actual breach of warranty had occurred. The court has held hearings on both motions, but has not yet ruled.
     The Company believes that this action is without merit and that it has meritorious defenses to the action. The Company intends to defend vigorously all of the asserted claims. The litigation is in an early discovery phase and it is difficult for the Company to predict the impact the litigation may ultimately have on the Company’s results of operations or financial condition, including the expenses the Company may incur to defend against the action. As of June 29, 2005, the Company had recorded a reserve in its financial statements solely related to a portion of the anticipated costs in defending against this matter.
     The Company is, from time to time, party to other lawsuits arising from its normal business operations. It is believed that the outcome of these lawsuits will have no material effect on the Company’s financial position or its results of operations.

11.	Related Party Transactions
     As part of the consideration paid for the acquisition of the HVAC Motors and Capacitors business on December 31, 2004, the Company issued to GE 4,559,048 shares of common

REGAL-BELOIT CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
stock (approximately 15% of the Company’s common stock issued). In connection with the GE acquisitions, the Company and GE entered into various supply, transition services, and sales agreements. Included in accounts payable on June 29, 2005 was $13.8 million consisting of amounts payable to GE related to trade payables, transition services fees payable, and other payables of the businesses acquired from GE in 2004. The amount paid to GE during the second quarter and first six months of 2005 for these items and other liabilities arising at closing was $28.4 million and $85.0 million, respectively. The amount expensed in the second quarter and first half of 2005 for transition services was $4.7 million and $8.4 million, respectively, which was recorded under operating expenses.

12.	Derivative Instruments
     The Company has entered into certain commodity forward contracts and options in connection with the management of its exposure to fluctuations in certain raw material commodity pricing. These derivative instruments have been designated as cash flow hedges. The Company has also entered into foreign currency forward contracts to reduce the exposure to the risks of changes in the exchange rates of the U.S. dollar, where the Company has operations where the functional currency is the local currency.
     These contracts are recorded on the balance sheet at fair value and are accounted for as cash flow hedges, with changes in fair value recorded in accumulated other comprehensive income (“AOCI”) in each accounting period. An ineffective portion of a hedge’s change in fair value, if any, is recorded in earnings in the period of change. The impact of ineffectiveness was immaterial in the second quarter and first six months of 2005.
     In the second quarter and six months of 2005, $2.3 million and $3.9 million, respectively, of net increased fair market value of derivative instruments was recorded in AOCI. At June 29, 2005, the Company had a balance of $4.7 million in other current assets and a corresponding net after tax gain of $2.9 million in AOCI. Of the total other current assets and AOCI related to derivative instruments, $1.7 million and $1.0 million, respectively, were related to currency hedges, with the balance relating to commodity hedges. The Company estimates that $3.7 million of gains will be reclassified from AOCI to earnings within the next 12 months, based on valuations at June 29, 2005.

13.	Acquisitions
     On February 7, 2005 the Company acquired 95% ownership of Changzhou Modern Technologies Co., LTD. (“CMT”). CMT is located in Changzhou, P.R. of China and will produce fractional electric motors. The purchase price was $3.23 million which the Company will pay over a three-year period.

14.	Announcement of Stock Offering
     On July 27, 2005 the Company announced a proposed offering of 4,750,000 shares of its common stock that is expected to include 1,330,714 primary shares being offered by the Company and 3,419,286 secondary shares being offered by one selling shareholder, GE. The Company and GE expect to grant the underwriters an option to sell up to an additional

REGAL-BELOIT CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
712,500 shares on a pro-rata basis to satisfy over-allotments. The shares are being offered pursuant to an effective shelf registration statement that was previously filed with the U.S. Securities and Exchange Commission.

PROSPECTUS
REGAL-BELOIT Corporation
$90,000,000 Common Stock
4,559,048 Shares of Common Stock
Offered by a Selling Shareholder
      We may offer the common stock described in this prospectus at prices and on terms to be determined at or prior to the time of sale. In addition, the selling shareholder named in this prospectus may offer and sell up to 4,559,048 shares of our common stock under this prospectus at prices and on terms to be determined at or prior to the time of sale. As described in this prospectus under the caption “Use of Proceeds”, we may receive a portion of the proceeds from sales of the shares by the selling shareholder pursuant to the terms of a shareholder agreement with the selling shareholder.
      This prospectus describes the general manner in which our common stock may be offered using this prospectus. We will provide specific information about any offerings of our common stock in supplements to this prospectus. We encourage you to read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.
      Shares of our common stock are traded on the New York Stock Exchange under the symbol “RBC.” The last sale price of our common stock reported on the New York Stock Exchange on April 11, 2005 was $27.60 per share.
      Investing in our common stock involves risks. See “Risk Factors” on page 3.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is April 15, 2005.

ABOUT THIS PROSPECTUS
     In this prospectus, “REGAL-BELOIT,” “company,” “we,” “us,” and “our” refer to REGAL-BELOIT Corporation and its subsidiaries, except where the context otherwise requires or as otherwise indicated.
     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Under the shelf registration process, we may offer from time to time in one or more offerings shares of common stock having an aggregate public offering price not to exceed $90,000,000. In addition, the selling shareholder, General Electric Company, or GE, may offer from time to time in one or more offerings up to an aggregate of 4,559,048 shares of our common stock issued to GE in connection with our December 2004 acquisition of the Heating, Ventilation and Air Conditioning/ Refrigeration (HVAC) motors and capacitors businesses of GE.
     Each time that we sell shares of common stock under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. GE may sell none, some or all of the shares of common stock offered by GE under this prospectus. Each time GE sells shares of common stock under this prospectus, a prospectus supplement will be provided that will contain specific information about the terms of that offering. Any prospectus supplement may include a discussion of any risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update or change information in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.” If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.
     You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus and any applicable prospectus supplement is accurate as of the dates on their respective covers, regardless of time of delivery of this prospectus and any applicable prospectus supplement or any sale of securities. Our business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS
     This prospectus, and any applicable prospectus supplement, and the documents incorporated by reference may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management’s judgment regarding future events. In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “plan,” “expect,” “anticipate,” “estimate,” “believe,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other words of similar import, although some forward-looking statements are expressed differently. All statements other than statements of historical fact included in this prospectus or any prospectus supplement and the documents incorporated by reference in this prospectus and any prospectus supplement regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that results and events could differ materially and adversely from those contained in the forward-looking statements due to a number of factors, including:

•	unexpected issues and costs arising from the integration of acquired companies and businesses, such as our recent acquisitions of the HVAC motors and capacitors businesses and the Commercial AC motors business from GE;

•	marketplace acceptance of our recent acquisitions, including the loss of, or a decline in business from, any significant customers;

•	unanticipated fluctuations in commodity prices and raw material costs and issues affecting our ability to pass increased costs on to our customers;

•	cyclical downturns affecting the markets for capital goods;

•	substantial increases in interest rates that impact the cost of our outstanding debt;

•	the success of our management in increasing sales and maintaining or improving the operating margins of our businesses;

•	actions taken by our competitors;

•	difficulties in staffing and managing foreign operations;

•	our ability to satisfy various covenant requirements under our credit facility; and

•	other risks and uncertainties described from time to time in our reports filed with the U.S. Securities and Exchange Commission, which are incorporated by reference.
     We urge you to consider these factors and to review carefully the section captioned “Risk Factors” in this prospectus and the accompanying prospectus supplement, as well as the other factors described in the documents incorporated by reference into this prospectus and the prospectus supplement, for a more complete discussion of the risks associated with an investment in our common stock. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. The forward-looking statements included in this prospectus and any accompanying prospectus supplement are made only as of their respective dates, and we undertake no obligation to update these statements to reflect subsequent events or circumstances.

THE COMPANY
General Overview
     We are a leading manufacturer and marketer of industrial and commercial electric motors, electric power generators and controls and mechanical motion control products, serving markets predominantly in the United States as well as throughout the world. Our products are used in a variety of essential industrial applications, and we believe we have one of the most comprehensive product lines in the markets we serve.
     Our business is organized in two segments: our electrical group and our mechanical group. Our electrical group manufactures and markets a full line of alternating current (AC) and direct current (DC) industrial and commercial electric motors, electric power generators and controls, and electrical connecting devices. Our mechanical group manufactures and markets a broad array of mechanical products, including gears and gearboxes, marine transmissions, high-performance automotive transmissions and ring and pinions, manual valve actuators, and cutting tools. We sell our products directly to original equipment manufacturers, or OEMs, and distributors across many markets. Our two business segments are divided into multiple business units, with each unit typically having its own branded product offering and sales organization. These sales organizations consist of varying combinations of our own internal direct sales people as well as exclusive and non-exclusive manufacturers’ representative organizations.
     Our company has grown significantly through acquisitions, and maintaining our long-term rate of growth is dependent on continuing our acquisition strategy. Since 1980, our current management team has completed 25 acquisitions, including our recent acquisitions of the HVAC motors and capacitors businesses and the Commercial AC motors business of GE discussed below. We continuously evaluate potential acquisitions of complementary businesses, some of which could be material if completed.
Acquisition of Businesses from GE
     On December 31, 2004, we acquired the HVAC motors and capacitors businesses of GE. Based on the trading price of our common stock as of the closing of the acquisition, the purchase price for the acquisition was approximately $400 million and consisted of $270 million in cash and the issuance of 4,559,048 shares of our common stock to GE. The HVAC motors business, which represents approximately 90% of the revenues of the acquired operations, produces a full line of electric motors for use in residential and commercial HVAC systems. The capacitors business represents the balance of the revenues and produces a line of capacitors used in HVAC, high intensity lighting and other applications. On August 30, 2004, we acquired the Commercial AC motors business from GE for approximately $72.5 million in cash.
     These acquisitions are consistent with our strategy of expanding our electrical product lines, end markets and global manufacturing capabilities. As a result of these acquisitions, we believe we are now the largest producer of commercial and industrial electric motors in the United States, as well as the leading producer of HVAC motors. With the closing of these acquisitions, we now possess strategically located, low cost manufacturing capabilities in China, Mexico and India.
Corporate Information
     Our principal executive offices are located at 200 State Street, Beloit, Wisconsin 53511-6254, and our telephone number is (608) 364-8800. Our website address is www.regal-beloit.com. However, the information contained on our website is not part of this prospectus or any prospectus supplement.

RISK FACTORS
     Before making an investment in shares of our common stock, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference in this prospectus and the accompanying prospectus supplement. If any of the following risks occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy the common stock.
Risks Related to Our Business
Our future success depends on our ability to integrate effectively acquired companies and manage our growth.
     On August 30, 2004, we completed the acquisition of GE’s commercial AC motor business. On December 31, 2004, we completed the acquisition of the HVAC motors and capacitors businesses of GE. With these two acquisitions, we have more than doubled the number of our employees to over 10,000 (with more than 3,600 new employees in Mexico and 1,600 new employees in India, including temporary workers), added five manufacturing operations in the United States, Mexico, India and China, and significantly increased our revenue and cost structures.
     Realization of the benefits of these GE acquisitions requires the integration of some or all of the sales and marketing, distribution, manufacturing, engineering, finance and administrative operations and information of the newly acquired businesses. Combined, these GE acquisitions constitute the largest acquisitions we have completed to date and, although GE has agreed to provide various services to us during a transition period, the magnitude of these acquisitions may present significant integration challenges and costs to us. The successful integration of these businesses will require substantial attention from our senior management and the management of the acquired businesses, which will decrease the time that they have to serve and attract customers. In addition, we continue to pursue new acquisitions, some of which could be material to our business if completed. We cannot assure you that we will be able to integrate successfully our recent acquisitions or any future acquisitions, that these acquired companies will operate profitably, or that we will realize the potential benefits from these acquisitions. Our financial condition, results of operations, and cash flows could be materially and adversely affected if we do not successfully integrate the new businesses.
Our dependence on, and the price of, raw materials may adversely affect our profits.
     The principal raw materials used to produce our products are copper, aluminum and steel. We source raw materials on a global or regional basis, and the prices of those raw materials are susceptible to significant price fluctuations due to supply/demand trends, transportation costs, government regulations and tariffs, changes in currency exchange rates, price controls, the economic climate and other unforeseen circumstances. If we are unable to pass on raw materials price increases to our customers, our future profitability may be materially adversely affected.

In our HVAC motor business, we depend on revenues from several significant customers, and any loss, cancellation or reduction of, or delay in, purchases by these customers could harm our business.
     Several significant customers of our HVAC motors business represent a significant portion of our revenues. Collectively, net sales to our ten largest HVAC customers represented approximately 26% percent of pro forma 2004 net sales, after giving effect to the GE acquisitions. Our success will depend on our continued ability to develop and manage relationships with these customers. We expect that significant customer concentration will continue for the foreseeable future in our HVAC motor business. Our dependence in the HVAC motor business on sales from a relatively small number of customers makes our relationship with each of these customers important to our business. We cannot assure you that we will be able to retain significant customers. Some of our customers may in the future shift some or all of their purchases of products from us to our competitors or to other sources. The loss of one or more of our largest customers, any reduction or delay in sales to these customers, our inability to develop relationships successfully with additional customers, or future price concessions that we may make could significantly harm our business.
We increasingly manufacture our products outside the United States, which may present additional risks to our business.
     As a result of our recent acquisitions, a significant portion of our net sales are attributable to products manufactured outside of the United States, principally in Mexico, India and China. Approximately half of our over 10,000 total employees and 10 of our 32 principal manufacturing facilities are located outside the United States. International operations generally are subject to various risks, including political, religious, societal, and economic instability, local labor market conditions, the imposition of foreign tariffs and other trade restrictions, the impact of foreign government regulations, and the effects of income and withholding tax, governmental expropriation, and differences in business practices. We may incur increased costs and experience delays or disruptions in product deliveries and payments in connection with international manufacturing and sales that could cause loss of revenue. Unfavorable changes in the political, regulatory, and business climate in countries where we have operations could have a material adverse effect on our financial condition, results of operations, and cash flows.
Cyclicality adversely affects us.
     Our business is cyclical and dependent on industrial and consumer spending and is therefore impacted by the strength of the economy generally, interest rates and other factors. Economic factors adversely affecting original equipment manufacturer production and consumer spending could adversely impact us. During periods of expansion in original equipment manufacturer production, we generally have benefited from increased demand for our products. Conversely, during recessionary periods, we have been adversely affected by reduced demand for our products.
We operate in highly competitive electric motor, power generation and mechanical motion control markets.
     The electric motor, power generation and mechanical motion control markets are highly competitive. Some of our competitors are larger and have greater financial and other resources than we do. There can be no assurance that our products will be able to compete successfully with the products of these other companies.
     The failure to obtain business with new products or to retain or increase business with redesigned existing or customized products could also adversely affect our business. It may be difficult in the short-term for us to obtain new sales to replace any unexpected decline in the sale of existing or customized products. We may incur significant expense in preparing to meet anticipated customer requirements, which may not be recovered.
     There is substantial and continuing pressure from the major OEMs and larger distributors to reduce costs, including the cost of products purchased from outside suppliers such as us. As a result of the cost pressures of our customers, our ability to compete depends in part on our ability to generate production cost savings and, in turn, find reliable, cost effective outside suppliers to manufacture and source components of our products. If we are unable to generate sufficient production or sourcing cost savings in the future to offset price reductions, then our gross margin could be adversely affected.
Our leverage could adversely affect our financial health and make us vulnerable to adverse economic and industry conditions.
     We have incurred indebtedness that is substantial relative to our shareholders’ investment. Our indebtedness has important consequences. For example, it could:

•	make it difficult for us to fulfill our obligations under our credit and other debt agreements;

•	make it more challenging for us to obtain additional financing to fund our business strategy and acquisitions, debt service requirements, capital expenditures, and working capital;

•	increase our vulnerability to interest rate changes and general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the availability of our cash flow to finance acquisitions and to fund working capital, capital expenditures, research and development efforts and other general corporate activities;

•	limit our flexibility in planning for, or reacting to, changes in our business and our markets; and

•	place us at a competitive disadvantage relative to our competitors that have less debt.
     In addition, our credit facility requires us to maintain specified financial ratios and satisfy certain financial condition tests, which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. If an event of default under our credit facility occurs, then the lenders could elect to declare all amounts outstanding under the credit facility, together with accrued interest, to be immediately due and payable.
Our sales of products incorporated into HVAC systems are seasonal and affected by the weather; mild or cooler weather could have an adverse effect on our operating performance.
     Many of our motors are incorporated into HVAC systems that OEMs sell to end users. The number of installations of new and replacement HVAC systems or components is higher during the spring and summer seasons due to the increased use of air conditioning during warmer months. Mild or cooler weather conditions during the spring and summer seasons often result in end users deferring the purchase of new or replacement HVAC systems or components. As a result, prolonged periods of mild or cooler weather conditions in the spring or summer seasons in broad geographical areas could have a negative impact on the demand for our HVAC motors and, therefore, could have an adverse effect on our operating performance. In addition, due to variations in weather conditions from year to year, our operating performance in any single year may not be indicative of our performance in any future year.
We may be adversely impacted by an inability to identify and complete acquisitions.
     A substantial portion of our growth in the past five years has come through acquisitions, and an important part of our growth strategy is based upon acquisitions. We may not be able to identify and successfully negotiate suitable acquisitions, obtain financing for future acquisitions on satisfactory terms or otherwise complete acquisitions in the future. If we are unable to successfully complete acquisitions, our ability to significantly grow our company will be limited.
Goodwill comprises a significant portion of our total assets, and if we determine that goodwill has become impaired in the future, net income in such years may be materially and adversely affected.
     Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. Through December 31, 2001, we amortized the cost of goodwill and other intangibles on a straight-line basis over the estimated periods benefited ranging from 5 to 40 years with the amount amortized in a particular period constituting a non-cash expense that reduced our net income. On January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangibles”, and discontinued the amortization of goodwill. We now review goodwill and other intangibles annually for impairment and any excess in carrying value over the estimated fair value is charged to the results of operations. A reduction in net income resulting from the write down or impairment of goodwill would affect financial results and could have a material and adverse impact upon the market price of our common stock.
We may suffer losses as a result of foreign currency fluctuations.
     The net assets, net earnings and cash flows from our wholly owned subsidiaries in Mexico and India are based on the U.S. dollar equivalent of such amounts measured in the applicable functional currency. These foreign operations have the potential to impact our financial position due to fluctuations in the local currency arising from the process of re-measuring the local functional currency in the U.S. dollar. Any increase in the value of the U.S. dollar in relation to the value of the local currency will adversely affect our revenues from our foreign operations when translated into U.S. dollars. Similarly, any decrease in the value of the U.S. dollar in relation to the value of the local currency will increase our development costs in our foreign operations, to the extent such costs are payable in foreign currency, when translated into U.S. dollars.

We may be adversely affected by environmental, health and safety laws and regulations.
     We are subject to various laws and regulations relating to the protection of the environment and human health and safety and have incurred and will continue to incur capital and other expenditures to comply with these regulations. Failure to comply with any environmental regulations could subject us to future liabilities, fines or penalties or the suspension of production. In addition, we are currently involved in some remediation activities at certain sites, none of which we believe is material. If additional cleanup obligations at these or other sites or more stringent environmental laws are imposed in the future, we could be adversely affected.
Risks Related to Our Common Stock
We have implemented, and Wisconsin law contains, anti-takeover provisions that may adversely affect the rights of holders of our common stock.
     Our articles of incorporation contain provisions that could have the effect of discouraging or making it more difficult for someone to acquire us through a tender offer, a proxy contest or otherwise, even though such an acquisition might be economically beneficial to our shareholders. These provisions include a board of directors divided into three classes of directors serving staggered terms of three years each and the removal of directors only for cause and only with the affirmative vote of a majority of the votes entitled to be cast in an election of directors. These provisions may make the removal of management more difficult, even in cases where removal would be favorable to the interests of our shareholders. See “Description of Capital Stock—Certain Anti-Takeover Provisions.”
     Each currently outstanding share of our common stock includes, and each newly issued share of our common stock will include, a common share purchase right. The rights are attached to and trade with the shares of common stock and generally are not exercisable. The rights will become exercisable if a person or group acquires, or announces an intention to acquire, 15% (20% in the case of GE and its subsidiaries) or more of our outstanding common stock. The rights have some anti-takeover effects and generally will cause substantial dilution to a person or group that attempts to acquire control of us without conditioning the offer on either redemption of the rights or amendment of the rights to prevent this dilution. The rights could have the effect of delaying, deferring or preventing a change of control. See “Description of Capital Stock—Common Share Purchase Rights.”
     We are subject to the Wisconsin Business Corporation Law, which contains several provisions that could have the effect of discouraging non-negotiated takeover proposals or impeding a business combination. These provisions include:

•	requiring a supermajority vote of shareholders, in addition to any vote otherwise required, to approve business combinations not meeting adequacy of price standards;

•	prohibiting some business combinations between an interested shareholder and us for a period of three years, unless the combination was approved by our board of directors prior to the time the shareholder became a 10% or greater beneficial owner of our shares or under some other circumstances;

•	limiting actions that we can take while a takeover offer for us is being made or after a takeover offer has been publicly announced; and

•	limiting the voting power of shareholders who own more than 20% of our stock.

Our stock price may be subject to significant fluctuations and volatility.
     The market price of shares of our common stock may be volatile. Among the factors that could affect our common stock price are those discussed above under “— Risks Related to Our Business” as well as:

•	quarterly fluctuation in our operating income and earnings per share results;

•	decline in demand for our products;

•	significant strategic actions by our competitors, including new product introductions or technological advances;

•	fluctuations in interest rates;

•	cost increases in energy, raw materials or labor;

•	changes in revenue or earnings estimates or publication of research reports by analysts; and

•	domestic and international economic and political factors unrelated to our performance.
     In addition, the stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.
Risks associated with sales of shares of our common stock by GE.
     On December 31, 2004, we issued 4,559,048 shares of our common stock to GE in connection with our acquisition of its HVAC motors and capacitors businesses. As of April 11, 2005, GE’s ownership of our common stock represented approximately 15.7% of our shares outstanding. In connection with the issuance of common stock, we entered into a shareholder agreement with GE. The shareholder agreement requires us to provide GE with opportunities to sell the shares of the common stock under certain circumstances, including an obligation that we use our commercially reasonable best efforts to complete a firm commitment underwritten public offering of at least 3,419,286 shares held by GE within 60 days following the date on which the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission. In addition, beginning on December 31, 2005, until GE holds 1,139,762 or fewer shares of our common stock, GE may demand that we conduct subsequent public offerings to sell its shares. Once GE holds 1,139,762 or fewer shares, it may sell those shares at any time through brokerage transactions within the volume limitations of Rule 144 of the Securities Act of 1933. Depending on the number of shares sold by GE, the timing of such sales, and the price at which the sales are made, sales of shares by GE could have a negative impact on the trading price of our common stock and could increase the volatility in the trading price of our common stock.
Risks associated with the price-protection provisions in our shareholder agreement with GE.
     The shareholder agreement we entered into with GE in connection with the issuance of 4,559,048 shares of our common stock to GE includes price-protection provisions pursuant to which we have agreed that, in the event that the aggregate net proceeds received by GE from the sale of all the shares of common stock offered by it under this prospectus is less than $109 million, we will pay to GE the difference between $109 million and such aggregate net proceeds, up to a maximum amount of $20 million. If from time to time GE sells some, but not all, of the shares offered by it under this prospectus, then the amount, if any, that we would be obligated to pay to GE would be calculated and paid following each such sale based on the amount by which the net proceeds received by GE in such sale are less than the proportional targeted net proceeds for such sale (calculated on a proportionate per share basis based on a targeted $109 million aggregate net proceeds for the sale of all the shares), but in no event will we be obligated to pay GE in excess of $20 million in the aggregate under the price-protection provisions with respect to any or all sales by GE of the common stock offered by it under this prospectus. If we are obligated to make any significant payments to GE under the price-protection provisions in the shareholder agreement, then there could be a material adverse effect on our financial condition and cash flows in the amount of such payments.
USE OF PROCEEDS
     Unless otherwise indicated in the prospectus supplement, we intend to use the net proceeds we receive from the sale of the common stock under this prospectus for general corporate purposes, including repaying, financing or refinancing our debt or other corporate obligations, acquisitions, working capital, capital expenditures, repurchases and redemptions of securities and general and administrative expenses. We will set forth in the particular prospectus supplement our intended use for the net proceeds we receive from the sale of any common stock. Pending the application of the net proceeds, we expect to invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities.
     Except as discussed below, we will not receive any of the proceeds from the sale of shares of common stock by GE.
     Pursuant to the terms of a shareholder agreement between us and GE, we may be entitled to receive a portion of the net proceeds received by GE from the sale of shares of common stock offered under this prospectus. If the aggregate net proceeds received by GE from the sale of all the shares of common stock offered by it under this prospectus exceeds $119 million, then we will receive 100% of the aggregate net proceeds received by GE in excess of $119 million until we have received $6.7 million (and the aggregate net proceeds received by GE total $125.7 million). In addition, we will be entitled to receive 50% of the aggregate net proceeds received by GE in excess of $125.7 million, but only if GE has been able to sell at least 3,419,286 shares of the common stock offered by it under this prospectus within the time period established in the shareholder agreement. Conversely, we have agreed to pay GE the amount by which the aggregate net proceeds received by GE from the sale of the shares is less than $109 million, up to an amount not to exceed $20 million.
     With respect to any sales of shares of our common stock by GE from time to time in which it sells some, but not all, of the shares offered by it under this prospectus, we may be entitled to receive from GE a portion of the net proceeds received by it in any such sale if the amount by which the net proceeds received by GE in such sale exceeds the proportional targeted net proceeds for such sale. The proportional target for each sale of our common stock offered under this prospectus will equal the product of (a) $109 million multiplied by (b) the quotient resulting from dividing (i) the number of shares sold in such sale by (ii) 4,559,048. In any such sale, we will receive from GE a payment equal to 100% of the proceeds in excess of the proportional target, until we have received an aggregate of $6.7 million from all previous sales, plus 50% of any additional excess proceeds above $6.7 million as long as GE has been able to sell at least 3,419,286 shares of the common stock offered by it under this prospectus within the time period established in the shareholder agreement. We will only be entitled to such payments from GE if, in connection with all shares sold in a particular sale together with all shares sold in all prior sales, GE has received aggregate net proceeds that exceed the sum of the proportional targeted net proceeds for all such prior sales by $10 million. Similarly, in connection with sales of shares of our common stock by GE from time to time in which it sells some, but not all, of the shares offered under this prospectus, any payments that we may be required to make to GE, as described in the last sentence of the preceding paragraph, will be made on a proportionate, per sale basis.
     Following the sale by GE of all of the shares offered by it under this prospectus, we and GE will adjust all prior payments described in the preceding paragraph to ensure that the aggregate amount of payments made between GE and us are consistent with the principles set forth in the third paragraph of this Use of Proceeds section.
     The value sharing mechanism under the shareholder agreement for the aggregate net proceeds received by GE from the sale of shares of our common stock is illustrated in the following table based on various assumed amounts of net proceeds received by GE in those sales:

Net Proceeds Received by GE
upon Sale of Shares
of Our Common Stock

Aggregate	Per Share	Incremental Value Sharing

($ in millions, except per share amounts)
$125.7 or more	$27.57 or more	We would receive $6.7 of the net proceeds plus 50% of the net proceeds received by GE in excess of $125.7.
$119 to $125.7	$26.10 to $27.57	We would receive up to $6.7 of net proceeds received by GE.
$109 to $119	$23.91 to $26.10	We would receive no net proceeds received by GE.
$89 to $109	$19.52 to $23.91	We would be required to pay to GE up to $20.
$89 or less	$19.52 or less	We would be required to pay GE $20, and GE would retain all remaining downside risk.
     The foregoing summary of the terms of the shareholder agreement is subject to and qualified in its entirety by reference to the shareholder agreement, which is incorporated by reference into this prospectus.

DESCRIPTION OF CAPITAL STOCK
     The following description is a summary of elements of our capital stock and is subject to and qualified in its entirety by reference to the more complete descriptions set forth in our articles of incorporation and our rights agreement, which are incorporated by reference into this prospectus.
Common Stock
     We are authorized to issue 50,000,000 shares of common stock, $.01 par value. All of the issued and outstanding shares of our common stock are fully paid and nonassessable, except for statutory liability under Section 180.0622(2)(b) of the Wisconsin Business Corporation Law for unpaid employee wages.
     Our common stock is entitled to such dividends as may be declared from time to time by our board of directors in accordance with applicable law. Our ability to pay dividends is dependent upon a number of factors, including our future earnings, capital requirements, general financial condition, general business conditions and other factors.
     Except as provided under Wisconsin law, only the holders of our common stock will be entitled to vote for the election of members to our board of directors and on all other matters. Holders of our common stock are entitled to one vote per share of common stock held by them on all matters properly submitted to a vote of shareholders, subject to Section 180.1150 of the Wisconsin Business Corporation Law. See “—Statutory Provisions.” Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected. Our board of directors is divided into three classes, with staggered terms of three years each.
     All shares of common stock are entitled to participate equally in distributions in liquidation. Holders of common stock have no preemptive rights to subscribe for or purchase our shares. There are no conversion rights, sinking fund or redemption provisions applicable to our common stock. We do not have the authority to issue any shares of preferred stock.
     The transfer agent for our common stock is EquiServe Trust Company, N.A. (P.O. Box 219045, Kansas City, Missouri 64121-9045; Investor Relations Telephone Number 816-843-4299).
Common Share Purchase Rights
     We have entered into a rights agreement pursuant to which each outstanding share of our common stock has attached a right to purchase one-half of one share of our common stock. Each share of our common stock subsequently issued by us prior to the expiration of the rights agreement will likewise have attached a right. Under circumstances described below, the rights will entitle the holder of the rights to purchase additional shares of our common stock. Unless the context requires otherwise, all references in this prospectus to our common stock include the accompanying rights.
     Currently, the rights are not exercisable and trade with our common stock. If the rights become exercisable, then each full right, unless held by a person or group that beneficially owns more than 15% (20% in the case of GE and its subsidiaries, as discussed below) of our outstanding common stock, will initially entitle the holder to purchase one-half of one share of our common stock at a purchase price of $60 per full share, or $30 per half share, subject to adjustment. The rights will become exercisable only if a person or group has acquired, or announced an intention to acquire, 15% (20% in the case of GE and its subsidiaries, as discussed below) or more of our outstanding common stock. Under some circumstances, including the existence of a 15% acquiring party (20% in the case of GE and its subsidiaries, as discussed below), each holder of a right, other than the acquiring party, will be entitled to purchase at the right’s then-current exercise price, shares of our common stock having a market value of two times the exercise price. If another corporation acquires us after a party acquires 15% (20% in the case of GE and its subsidiaries, as discussed below) or more of our common stock, then each holder of a right will be entitled to receive the acquiring corporation’s common shares having a market value of two times the exercise price. The rights may be redeemed at a price of $0.001 until a party acquires 15% (20% in the case of GE and its subsidiaries, as discussed below) or more of our common stock and, after that time, may be exchanged for one share of our common stock per right until a party acquires 50% or more of our common stock. The rights expire on January 28, 2010, subject to extension. Under the rights agreement, our board of directors may reduce the thresholds applicable to the rights from 15% to not less than 10%. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on our earnings.
     In connection with the issuance of 4,559,048 shares of our common stock (approximately 18.6% of our outstanding common stock on December 31, 2004) to GE, we amended our rights agreement to provide that GE and its subsidiaries will not trigger the rights set forth in the rights agreement unless GE and its subsidiaries become the beneficial owner of 20% (rather than 15% for all other beneficial owners) or more of our outstanding common stock; provided, however, that from and after the first time GE and its subsidiaries cease to be the beneficial owner of at least 15% of our outstanding common stock, GE and its subsidiaries may trigger the rights set forth in the rights agreement if GE and its subsidiaries thereafter become the beneficial owner of 15% or more of our outstanding common stock.
     The rights will not be triggered if a person or group becomes a beneficial owner of 15% (20% in the case of GE and its subsidiaries) or more of our outstanding common stock as a result of an acquisition of our common stock by us, which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such person to 15% (20% in the case of GE and its subsidiaries).
2.75% Convertible Senior Subordinated Notes
     We have issued $115,000,000 aggregate principal amount of our 2.75% convertible senior subordinated notes due 2024 in a private placement to institutional investors. The terms of the notes are set forth in an indenture between us and U.S. Bank National Association, as trustee. The following description is only a summary of the material terms of the notes and is subject to and qualified in its entirety by reference to the more complete description set forth in the indenture which is incorporated by reference into this prospectus. Pursuant to a registration rights agreement executed in connection with the sale of the notes, we have registered the notes (and the shares of our common stock into which the notes may be converted) for resale from time to time by the noteholders to the public.
     We pay interest on the notes on March 15 and September 15 of each year. We will pay contingent cash interest for any specified six-month period commencing March 20, 2009 if the average trading price of a note during a five trading-day period preceding such six-month period equals 120% or more of the principal amount of the notes. The contingent cash interest payable per note in respect of any six-month period will equal 0.25% of the average trading price of a note for such five trading-day period.
     Subject to our cash settlement election discussed below, each $1,000 principal amount of the notes will be convertible at the holder’s option into 39.1179 shares of our common stock, subject to adjustment in some cases, prior to stated maturity only under the following circumstances:

•	during any fiscal quarter commencing after June 30, 2004 if the sale price of our common stock for at least 20 trading days in the 30 trading-day period ending on the last trading day of the preceding fiscal quarter exceeds 130% of the conversion price on that 30th trading day;

•	subject to some exceptions, during the five business day period after any five consecutive trading-day period in which the trading price per note for each day of that measurement period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes;

•	if we have called the notes for redemption; or

•	upon the occurrence of specified corporate transactions described in the indenture.
     Under the indenture, we initially had the right upon conversion of notes to deliver, in lieu of our common stock, cash or a combination of cash and shares of our common stock. We have irrevocably elected to satisfy 100% of our conversion obligation arising upon conversion of any notes with respect to the principal amount of the notes converted solely in cash, with any remaining amount of our conversion obligations to be satisfied, at our sole option, in cash, shares of our common stock or a combination of cash and common stock. We have amended the indenture to establish our irrevocable cash settlement election.
     We may redeem some or all of the notes for cash on or after March 20, 2009. A holder of the notes may require us to repurchase for cash all or a portion of the notes on March 15, 2009, 2014 or 2019, or, subject to specified exceptions, if we experience a fundamental change, as defined in the indenture.
     The notes are our general unsecured obligations ranking junior in right of payment to all our existing and future senior debt.
Certain Anti-Takeover Provisions
     Under our articles of incorporation, our board of directors is divided into three classes of directors serving staggered terms of three years each. Each class is to be as nearly equal in number as possible, with one class being elected each year. Our articles of incorporation also provide that:

•	directors may be removed from office only for cause and only with the affirmative vote of a majority of the votes entitled to be cast at an election of directors;

•	any vacancy on the board of directors or any newly created directorship may be filled by the remaining directors then in office, though less than a quorum; and

•	our shareholders have no cumulative voting rights, which means that the holders of shares of our common stock entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected.

Statutory Provisions
     Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of shares of public Wisconsin corporations such as us held by any person or persons acting as a group in excess of 20% of our voting power is limited to 10% of the full voting power of those shares, unless full voting power of those shares has been restored pursuant to a vote of shareholders. Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law contain some limitations and special voting provisions applicable to specified business combinations involving Wisconsin corporations such as us and a 10% shareholder, unless the board of directors of the corporation approves the business combination or the shareholder’s acquisition of shares before these shares are acquired. Similarly, Sections 180.1130 to 180.1133 of the Wisconsin Business Corporation Law contain special voting provisions applicable to some business combinations involving public Wisconsin corporations, unless specified minimum price and procedural requirements are met. Following commencement of a takeover offer, Section 180.1134 of the Wisconsin Business Corporation Law imposes special voting requirements on share repurchases effected at a premium to the market and on asset sales by the corporation, unless, as it relates to the potential sale of assets, the corporation has at least three independent directors and a majority of the independent directors vote not to have the provision apply to the corporation.

SELLING SHAREHOLDER
     GE and its successors or permitted transferees may from time to time offer and sell up to an aggregate of 4,559,048 shares of our common stock pursuant to this prospectus and any applicable prospectus supplement.
     The table below sets forth the number of shares beneficially owned by GE as of April 11, 2005. GE has not committed to sell any shares under this prospectus. No estimate can be given as to the amount of our common stock that will be beneficially owned after the completion of this offering because GE may offer all, some or none of the shares of our common stock beneficially owned by GE. The shares offered by this prospectus may be offered from time to time by GE.

	Number of Shares	Percentage of	Number of
Name of Selling Shareholder	Beneficially Owned	Outstanding Shares	Shares Offered

General Electric Company	4,559,048	15.7%	4,559,048
3135 Easton Turnpike
Fairfield, CT 06828
     On August 30, 2004, we acquired the Commercial AC motors business from GE for approximately $72.5 million in cash. We and GE have entered into several transitional service, license, supply and other commercial agreements for various periods of time that relate to the Commercial AC motors business we acquired.
     On December 31, 2004, we acquired the HVAC motors and capacitors businesses from GE. Based on the trading price of our common stock as of the closing of the acquisition, the purchase price we paid was approximately $400 million, including the issuance of an aggregate of 4,559,048 shares of common stock to GE. We and GE have entered into several transitional service, license, supply and other commercial agreements for various periods of time that relate to the HVAC motors and capacitors businesses we acquired.
     Pursuant to the terms of a shareholder agreement between us and GE, we agreed to file with the U.S. Securities and Exchange Commission the shelf registration statement of which this prospectus is a part covering resales of all 4,559,048 shares of common stock issued to GE in connection with the acquisition. We have also agreed in the shareholder agreement to use our commercially reasonable best efforts to complete a firm commitment underwritten public offering of at least 3,419,286 of the shares held by GE within 60 days following the date the shelf registration statement is declared effective. The shareholder agreement also grants demand rights to GE requiring us, subject to specified conditions and requirements, to file a prospectus supplement or amendment to the shelf registration statement to cover the sale of the registered shares through firm commitment underwritten public offerings. We have also granted “piggy-back” registration rights to GE requiring us to include, at GE’s request, the shares of our common stock held be GE, subject to specified conditions and requirements, in a registration of securities by us or other shareholders. The shareholder agreement also obligates us to pay the expenses of these registrations and to take other actions as are reasonably required to facilitate the sales of our common stock by GE in these transactions.
     In the shareholder agreement, GE has agreed to limitations on the manner and timing of sales of our common stock by it and the number of shares that it can sell in those sales. In addition, GE has agreed not to purchase or otherwise acquire any additional shares of our common stock or to seek to control or influence our management, board of directors or policies, subject to exceptions, for a period of time ending on the earlier to occur of:

•	the second anniversary of the date on which GE first owns shares constituting less than 5% of the then outstanding shares of our common stock; or

•	the date upon which a change of control of the company occurs.
     As discussed above in this prospectus under the caption “Use of Proceeds”, pursuant to the terms of the shareholder agreement, in the event that the aggregate net proceeds received by GE from the sale of all the shares of common stock offered by it under this prospectus exceeds $119 million, we will receive 100% of the aggregate net proceeds received by GE in excess of $119 million until we have received $6.7 million (and the aggregate net proceeds received by GE total $125.7 million). In addition, we will be entitled to receive 50% of the aggregate net proceeds received by GE in excess of $125.7 million, but only if GE has been able to sell at least 3,419,286 shares of the common stock offered by it under this prospectus within the time period established in the shareholder agreement. Conversely, we have agreed to pay to GE the amount by which the aggregate net proceeds received by GE from the sale of the shares is less than $109 million, up to an amount not to exceed $20 million. Following the sale by GE of all of the shares offered by it under this prospectus, we and GE will adjust all prior payments described in the fourth paragraph under the section caption “Use of Proceeds” in this prospectus to ensure that the aggregate amount of payments made between GE and us are consistent with the principles set forth in this paragraph.
     To our knowledge, except for the shareholder agreement and the other transactions entered into in connection with our acquisition of the Commercial AC motors business, HVAC motors and capacitors businesses from GE, neither GE nor any of its affiliates, officers, directors or principal equity holders has held any position or office with, been employed by or otherwise had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

PLAN OF DISTRIBUTION
     We or GE may sell the securities covered by this prospectus in one or more of the following ways from time to time:

•	to or through underwriters or dealers, including (after GE owns less than 1,139,762 shares) in a block trade in which a dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	directly to purchasers or to a single purchaser;

•	through agents; or

•	any combination of these.
The securities may be distributed at:

•	a fixed price, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market price; or

•	negotiated prices.
General
     Underwriters, dealers, agents and remarketing firms that participate in the distribution of the offered securities may be “underwriters” as defined in the Securities Act of 1933. Any discounts or commissions they receive from us or GE and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act of 1933. We will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement.
Agents
     We or GE may designate agents to sell the securities. The agents will agree to use their best efforts to solicit purchases for the period of their appointment. We or GE may also sell the securities to one or more remarketing firms, acting as principals for their own accounts or as agents for us. These firms will remarket the securities upon purchasing them.
Underwriters
     If underwriters are used in a sale, then they will acquire the offered securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions. These sales will be made at a fixed public offering price or at varying prices determined at the time of the sale. We may offer the securities to the public through an underwriting syndicate or through a single underwriter.
     Unless the applicable prospectus supplement states otherwise, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions contained in an underwriting agreement that we and/or GE will enter into with the underwriters at the time of the sale of the securities. The underwriters will be obligated to purchase all of the securities if any of the securities are purchased, unless the applicable prospectus supplement says otherwise. Any public offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.
Dealers
     We or GE may sell the offered securities to dealers as principals. The dealer may resell such securities to the public either at varying prices to be determined by the dealer or at a fixed offering price agreed to with us at the time of resale.
Direct Sales
     We or GE may choose to sell the offered securities directly. In this case, no underwriters or agents would be involved.
Institutional Purchasers
     We or GE may authorize agents, dealers or underwriters to solicit certain institutional investors to purchase offered securities on a delayed basis pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. The applicable prospectus supplement will provide the details of any such arrangement, including the offering price and commissions payable on the solicitations.
     We or GE will enter into such delayed contracts only with institutional purchasers that we or GE approve. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions.
Indemnification; Other Relationships
     We or GE may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us or GE in the ordinary course of business. This includes commercial banking and investment banking transactions. We and GE have each agreed to indemnify the other party against certain liabilities arising in connection with the offer of shares under this prospectus.
Market Making, Stabilization and Other Transactions
     Any underwriter may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the offered securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed to cover syndicate short positions.
     Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. We also filed a registration statement on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus is a part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document that we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington D.C. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also find our public filings with the SEC on the internet at a web site maintained by the SEC located at http://www.sec.gov.
INCORPORATION OF INFORMATION BY REFERENCE
     We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we are disclosing important information to you by referring you to those documents; and

•	information we file with the SEC will automatically update and supersede information contained in this prospectus.
     We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the end of the offering of the securities pursuant to this prospectus:

•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2004;

•	our Current Reports on Form 8-K dated August 30, 2004 (filed on September 3, 2004), as amended by Form 8-K/A on October 12, 2004, December 30, 2004, December 31, 2004 (as amended by Form 8-K/A on February 14, 2005), January 11, 2005, January 26, 2005, and January 26, 2005 (as amended by Form 8-K/A on February 11, 2005); and

•	the description of our common stock and common share purchase rights contained in our Registration Statement on Form 8-A, filed January 18, 2005, including any amendment or report filed for the purpose of updating such description.
     Information in this prospectus supersedes related information in the documents listed above, and information in subsequently filed documents supersedes related information in both this prospectus and the incorporated documents.

     We will promptly provide, without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. Requests should be directed to:
Corporate Secretary
REGAL-BELOIT Corporation
200 State Street
Beloit, WI 53511
(608) 364-8800
LEGAL MATTERS
     Foley & Lardner LLP has passed upon the validity of the common stock on behalf of REGAL-BELOIT.
EXPERTS
     The financial statements and the related financial statement schedules as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2004 incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
     The financial statements of the Commercial AC motors business of GE as of December 31, 2003 and 2002 and for each of the years in the two-year period ended December 31, 2003, which are incorporated in this prospectus by reference to the Current Report on Form 8-K filed September 3, 2004 (as amended by Form  8-K/A on October 12, 2004), and the consolidated financial statements of the HVAC motors and capacitors businesses of GE as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, which are incorporated in this prospectus by reference to the Current Report on Form 8-K dated December 31, 2004 (as amended by Form 8-K/A on February 14, 2005), have been audited by KPMG LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.